Please note that the following is an English translation of the original Japanese version, prepared only for the convenience of shareholders residing outside Japan. In case of any discrepancy between the translation and the Japanese original, the latter shall prevail. TAKEDA PHARMACEUTICAL COMPANY LIMITED (the “Company” or “TAKEDA”) HEREBY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THIS TRANSLATION, WHETHER EXPRESS OR IMPLIED INCLUDING, BUT WITHOUT LIMITATION TO, ANY REPRESENTATIONS OR WARRANTIES WITH RESPECT TO ACCURACY, RELIABILITY OR COMPLETENESS OF THIS TRANSLATION. IN NO EVENT SHALL TAKEDA BE LIABLE FOR ANY DAMAGES OF ANY KIND OR NATURE INCLUDING, BUT WITHOUT LIMITATION TO, DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR INCIDENTAL DAMAGES ARISING FROM OR IN CONNECTION WITH THIS TRANSLATION. Better Health, Brighter Future Notice of Convocation of the 145th Ordinary General Meeting of Shareholders Date: June 29, 2021 (Tuesday), 10:00 a.m. Venue: Imperial Hotel, Osaka 3rd Floor In order to prevent the spread of infection of novel coronavirus, we strongly request you to exercise your voting rights in advance in writing or via the Internet, etc. as far as possible, and to refrain from coming to the venue of this General Meeting of Shareholders. If the number of shareholders coming to the venue exceeds the number (approximately 50 shareholders) which the Company considers appropriate for taking reasonably necessary measures to prevent the spread of the infection, admission will be restricted for the purpose of prevention of the spread of infection of novel coronavirus. Thank you very much for your kind understanding. Contents Notice of Convocation of the 145th Ordinary General Meeting of Shareholders ····· 1 Guidance Notes on the Exercise of Voting Rights via Electronic Means (e.g., the Internet, etc.) ····································································· 6 Request for Shareholders ··········································································· 7 Reference Document for the General Meeting of Shareholders ·························· 8 Documents Enclosed with the Notice of Convocation of the 145th Ordinary General Meeting of Shareholders Business Report ················································································ 28 Consolidated Financial Statements ························································ 89 Unconsolidated Financial Statements ···················································· 92 Audit Reports ···················································································· 94 The above-mentioned measures may be updated depending on the status of the spread of the infections until the date of the Meeting and the contents of announcements by the government, etc. We would appreciate it if you could check our announcement from our website on the internet (https://www.takeda.com/investors/reports/shareholders-meetings/). Takeda Pharmaceutical Company Limited TSE Code: 4502

- 2 - This translation includes a translation of the audit report of the financial statements included in the original Japanese version, prepared by KPMG AZSA LLC, TAKEDA’s independent auditor. KPMG AZSA LLC has not audited and makes no warranty as to the accuracy or otherwise of the translation of the financial statements or other financial information included in this translation.

3 TSE Code: 4502 June 7, 2021 Dear Shareholders Notice of Convocation of the 145th Ordinary General Meeting of Shareholders This is to inform you that the Company will be holding its 145th Ordinary General Meeting of Shareholders (the “Meeting”) as follows. After exhaustive consideration to prevent the spread of infection of novel coronavirus, the Company decided to hold the Meeting, for which the Company will take necessary and appropriate measures to prevent the spread of the infection. From the perspective of preventing the spread of the infection, we strongly request you to exercise your voting rights in advance in writing or via the Internet, etc. as far as possible, and to refrain from coming to the venue of the Meeting regardless of your health condition. Please kindly go through the Reference Document for the General Meeting of Shareholders and exercise your voting rights no later than 5:30 p.m. on June 28, 2021 (Monday). Exercise of Voting Rights in Writing Please indicate your approval or disapproval of the proposals on the enclosed “Voting Right Exercise Form” and send it back to reach us on or before the deadline below. (The Voting Right Exercise Form is omitted in this translation.) Deadline for Exercise (arrival): 5:30 p.m. on June 28, 2021 (Monday) Exercise of Voting Rights via Electronic Means (e.g.: the Internet, etc.) Please refer to the “Guidance Notes on the Exercise of Voting Rights via Electronic Means (e.g., the Internet, etc.)” on page 6, and complete the entry of your approval or disapproval of the proposals in accordance with the instructions on the screen on or before the deadline below. Deadline for Exercise (completion of entry): 5:30 p.m. on June 28, 2021 (Monday) Yours faithfully, Christophe Weber President and Representative Director Takeda Pharmaceutical Company Limited 1-1, Doshomachi 4-chome Chuo-ku, Osaka 540-8645, Japan

4 Details 1. Date: June 29, 2021 (Tuesday), 10:00 a.m. 2. Venue: Imperial Hotel, Osaka 3rd Floor 8-50, Temmabashi 1-Chome, Kita-ku, Osaka, Japan (The map is omitted in this translation.) The venue of the Meeting has been changed this year, however, in order to prevent the spread of the infection, the number of seats prepared will be limited this year and space between seats is to be enlarged. Therefore, admission will be restricted if the number of shareholders coming to the venue exceeds the number that the Company considers appropriate (approximately 50 shareholders) for taking measures to prevent the spread of the infection. Thank you in advance for your kind understanding. In addition, from the perspective of reducing the risk of spread of infection and business continuity of the Company, only a part of our Board of Directors might attend the Meeting, regardless of their health conditions on the day of the Meeting. 3. Objectives of the Meeting: Matters to be reported: 1. Reports on the Business Report, Consolidated Financial Statements and Unconsolidated Financial Statements for the 144th fiscal year (from April 1, 2020 to March 31, 2021) 2. Reports on the Audit Reports on the Consolidated Financial Statements for the 144th fiscal year by the Accounting Auditors and Audit and Supervisory Committee Matters to be resolved: First Proposal: Appropriation of Surplus Second Proposal: Partial Amendment to the Articles of Incorporation Third Proposal: Election of Twelve (12) Directors who are not Audit and Supervisory Committee Members Fourth Proposal: Election of One (1) Director who is an Audit and Supervisory Committee Member Fifth Proposal: Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members The contents of the proposals above are described in the Reference Document for the General Meeting of Shareholders below (pages 8 to 27 herein). Please note that the Company decided to hold the Meeting on June 29, 2021 since the Company prioritized the retention of appropriate venue.

5 Guidance Notes on the Treatment of Exercise of Voting Rights (1) If you exercise your voting rights both in writing and via electronic means (e.g., the Internet, etc.), the Company will regard only the vote cast via electronic means (e.g., the Internet, etc.) as valid, regardless of the time and date the votes are received. (2) If you exercise your voting rights more than once via electronic means (e.g., the Internet, etc.), the Company will regard only your last vote as valid. (3) If you exercise your voting rights by proxy, you may delegate your voting rights to one shareholder who holds voting rights in the Company. However, please note that you are required to submit a document certifying the authority of such proxy. (4) If neither “for” nor “against” is marked on the submitted Voting Right Exercise Form, it will be treated as a consent for the relevant proposal(s). Disclosure of information via the Internet ● The documents listed below have been posted on the Company’s website based on laws and regulations and Article 14 of the Company’s Articles of Incorporation and have not been included in this Notice of Convocation. 1. Following items of the Business Report  Matters Concerning the Stock Acquisition Rights of the Company  Overview of the Systems that Ensure the Appropriateness of Operations of the Company and the Status of Implementation of such Systems 2. Consolidated Statement of Changes in Equity on the Consolidated Financial Statements 3. Notes to the Consolidated Financial Statements 4. Unconsolidated Statements of Changes in Net Assets on the Unconsolidated Financial Statements 5. Notes to the Unconsolidated Financial Statements The Business Report that the Audit and Supervisory Committee audited and the Consolidated Financial Statements and Unconsolidated Financial Statements that the Accounting Auditors and the Audit and Supervisory Committee audited include, apart from the documents stated in the list of documents enclosed with the Notice of Convocation of the 145th Ordinary General Meeting of Shareholders, the items 1 to 5 described above posted on the Company’s website. ● Any modification made to the Reference Document for the General Meeting of Shareholders and the Business Report, Unconsolidated Financial Statements and Consolidated Financial Statements shall be communicated by posting the modified information on the Company’s website. ● The resolutions made at the 145th Ordinary General Meeting of Shareholders will be posted on our website after the completion thereof instead of sending the notice of resolutions in writing. Company’s website https://www.takeda.com/investors/reports/shareholders-meetings/ END OF DOCUMENT

6 Guidance Notes on the Exercising of Voting Rights via Electronic Means (e.g., the Internet, etc.) Website for exercising voting rights: https://evote.tr.mufg.jp/ You may exercise your voting rights via the Internet only by accessing the website for exercising voting rights using a personal computer, a smartphone or a cellular phone. Please note that if you wish to exercise your voting rights via the Internet, you will be asked to change your “Tentative Password” on the website for exercising voting rights to prevent unauthorized access and falsification of voting by non-shareholders.  Please note that you will not be able to access the above URL from 2:00 a.m. to 5:00 a.m. each day.  Any Internet access fees or communication charges, etc., arising from access to the website for exercising voting rights shall be borne by the user. It is possible for you to access the website for exercising voting rights by scanning QR Code(*) with using a kind of gadgets including the cellular phone with bar code reading function. With regard to how to use, please see the instructions of the gadgets you use. (QR Code is omitted in this translation.) * QR Code is the registered trademark of DENSO WAVE INCORPORATED. Method for Exercising Voting Rights by using personal computer (1) Access the website for exercising voting rights Click “Next Screen” (2) Enter “Login ID” and “Tentative Password” Enter “Login ID” and “Tentative Password” provided in the Voting Right Exercise Form (3) Login Click “Login” and enter your approval or disapproval of the proposals following the instructions on the screen. Method for Exercising Voting Rights by using smartphone Scan QR Code Scan “QR Code for Login” provided in the right side of the enclosed “Voting Right Exercise Form” In exercise your voting rights by using smartphone, neither “Login ID” nor “Tentative Password” is required for the first vote. For inquiries with respect to systems, please contact: Mitsubishi UFJ Trust and Banking Corporation Corporate Agency Division (help desk) Telephone: 0120-173-027 (toll-free number) Operating Hours: 9:00 to 21:00 To Institutional Investors: It is possible to use the “Electronic Voting Platform” as a method for exercising voting rights.

7 <Requests for Shareholders> We would like to request again that you refrain from coming to the venue of the Meeting. Please note that from the perspective of preventing the spread of the infection, we plan to make the proceedings of the Meeting significantly shorter than the ordinary years in a similar manner to the Meeting held last year. Please note that we will deliver the Internet live stream so that you can view the Meeting at home or another remote location of your convenience, and post the video of the Meeting on our website available on demand at a later date of the Meeting. Please also note that you can ask the advance question related to the objectives of the Meeting. 1. For the Internet live stream and the advance questions Please access the URL below: https://www.virtual-sr.jp/users/takeda/login.aspx You will be able to access the site once you could scan the QR code (omitted here) indicated here using your smartphone or tablet. 2. Live Internet Delivery Date and time: From 10:00 a.m. to the end of the Meeting, June 29, 2021 (Tuesday) (You can access from 9:30 a.m., June 29, 2021. Before that, the web-page for the test of access will be posted.) How to login: After accessing the URL above, please enter the “Login ID” and “Password” in accordance with the enclosed “Guidance on Live Internet Delivery of the 145th Ordinary General Meeting of Shareholders.” Please note that the shareholders who are viewing the Meeting on the internet are not entitled to exercise their voting rights or ask questions during the Meeting. We will make free comments function available to you. However, please kindly understand that while we cannot answer to each comment, we use it for the operation of the Meeting. 3. Acceptance of Advance Question via the Internet Acceptance period: From June 8, 2021 (Tuesday) to June 24, 2021 (Thursday) How to ask: After accessing the URL above, please enter the “Login ID” and “Password” in accordance with the enclosed “Guidance on Live Internet Delivery of the 145th Ordinary General Meeting of Shareholders,” and fill out the advance question form. Please note that you can ask one question related to the objectives of the Meeting. Among such advance questions, the matters in which the shareholders are highly interested will be answered during the Meeting. However, please kindly understand that we cannot answer to each advance question. Notwithstanding the above, shareholders who are considering coming to the venue of the Meeting are requested to understand and cooperate as follows. We will take as thoroughly as possible measures to prevent infections at the venue.  Our or hotel’s checks at the time of admission and after admission will refuse to admit those who are febrile, coughing, or not wearing a mask all the time from admission to departure (you might be requested to leave the venue after admission).  We ask that you cooperate with disinfection, thermographic examination, and other measures that we or the hotel deem necessary for the safety of our shareholders as a whole. If you do not cooperate with the Company, we might refuse your entry.  In order to prevent infections, our or hotel’s staff may wear masks, gloves, etc., depending on the location, etc. The number of staff will be as small as possible, and we will maintain a distance from shareholders. (Our or hotel’s staff will sufficiently check the health condition before coming to the venue of the Meeting.)  We will significantly decrease the number of seats at the venue of the Meeting in order to prevent the infection. If the number of shareholders coming to the venue exceeds the number that the Company considers appropriate (approximately 50 shareholders) for taking measures to prevent the spread of the infection of novel coronavirus, admission will be restricted. Thank you in advance for your kind understanding. The above-mentioned measures may be updated depending on the status of the spread of the infections until the date of the Meeting and the contents of announcements by the government, etc. We would appreciate it if you could check our announcement from our website on the internet (https://www.takeda.com/investors/reports/shareholders-meetings/).

8 Reference Document for the General Meeting of Shareholders Proposals and Reference Matters: First Proposal: Appropriation of Surplus The Company is delivering on its financial commitments and has a strong cash flow outlook driven by business momentum, cost synergies, and non-core asset divestitures. Guided by our values and our commitment to Patients, People and Planet, we will allocate capital to maximize value for patients and shareholders. Takeda's policy in the allocation of capital is as follows:  Invest in growth drivers;  Deleverage rapidly; and  Shareholder returns. In respect of "Invest in growth drivers", Takeda makes disciplined and focused investments in value-creating business opportunities including R&D, new product launches, including in China, and plasma-derived therapies. With regards to "Deleverage rapidly", Takeda is targeting a 2x (i.e. “low-twos”) net debt/adjusted EBITDA ratio within fiscal years ending March 2022 - March 2024 and has committed to maintaining solid investment grade credit ratings. In respect of "Shareholder returns", Takeda maintains its well-established dividend policy of 180 yen per share annually. We expect underlying growth momentum to continue over the mid-term. Based on the policy above, the Company submits the following proposal with respect to the appropriation of surplus for this fiscal year: Year-end dividends (1) Type of dividend asset Cash (2) Allocation of dividend asset to shareholders and total amount of allocation 90 JPY per share of common stock; Total amount: 141,859,346,490 JPY (Reference) Combined with the interim dividend of 90 JPY per share, the annual dividend will be 180 JPY per share (the same amount as in the previous fiscal year). (3) Effective date of distribution of the dividend June 30, 2021 Second Proposal: Partial Amendment to the Articles of Incorporation 1. Reasons for the proposal The Bill for Partially Amending the Industrial Competitiveness Enhancement Act of Japan has been submitted to the Diet (as of May 11th this year), which allows companies to add a provision to their Articles of Incorporation stating that a general meeting of shareholders may be held without specifying a venue, subject to confirmation by the Minister of Economy, Trade and Industry and the Minister of Justice that such companies satisfy the requirements specified by the Ordinance of the Ministry of Economy, Trade and Industry and the Ordinance of the Ministry of Justice, for falling under cases where holding a general meeting of shareholders without specifying a venue contributes to enhancing industrial competitiveness while securing the interests of shareholders. Assuming cases where an infectious disease such as the novel coronavirus spreads or a natural disaster occurs and the impact thereof is ongoing or is reasonably expected to be ongoing at the time of the general meeting of shareholders, we believe that setting a venue for a general meeting of shareholders while asking shareholders to refrain from attending the venue out of consideration of shareholders’ health and safety, may not always be the best option for the Company as the method of holding a general meeting of shareholders.

9 Therefore, we propose amending the Articles of Incorporation to the effect that the Company may hold a general meeting of shareholders without specifying a venue when the Board of Directors of the Company decides that, considering the interests of shareholders as well, it is not appropriate to hold the general meeting of shareholders with a specified venue in situations such as the spread of an infectious disease or the occurrence of a natural disaster. The partial amendment to the Articles of Incorporation based on this proposal comes into effect subject to the enactment in the Diet and the promulgation and enforcement of the Act Partially Amending the Industrial Competitiveness Enhancement Act of Japan with the above mentioned content, and the Company obtaining the above mentioned confirmation by the Minister of Economy, Trade and Industry and the Minister of Justice. 2. Contents of amendments The relevant provisions of the Articles of Incorporation will be modified as proposed in the following. (Amendments are underlined.) Current Articles of Incorporation Proposed amendments Article 11. (Time for Holding the Meeting) The ordinary general meeting of shareholders of the Company shall be convened in June of each year. (2) In addition to the preceding paragraph, an extraordinary general meeting of shareholders may be convened when necessary. <New> Article 11. (Time and Method for Holding the Meeting) The ordinary general meeting of shareholders of the Company shall be convened in June of each year. (2) In addition to the preceding paragraph, an extraordinary general meeting of shareholders may be convened when necessary. (3) A general meeting of shareholders of the Company may be held without specifying a venue when the Board of Directors of the Company decides that, considering the interests of shareholders as well, it is not appropriate to hold the general meeting of shareholders with a specified venue in situations such as the spread of an infectious disease or the occurrence of a natural disaster. Third Proposal: Election of twelve (12) Directors who are not Audit and Supervisory Committee Members The term of office of the twelve (12) Directors who are not Audit and Supervisory Committee (ASC) Members, namely, Christophe Weber, Masato Iwasaki, Andrew Plump, Costa Saroukos, Masahiro Sakane, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Yoshiaki Fujimori, Steven Gillis, Shiro Kuniya and Toshiyuki Shiga, will expire at the close of this General Meeting of Shareholders. The Company therefore proposes the election of these twelve (12) Directors who are not ASC Members, including the eight (8) External Directors. The candidates for Directors who are not ASC Members are as follows. (The photographs of the candidates are omitted in this translation.): Candidate No. Name Current position and responsibilities Tenure as Director Number of Board of Directors meetings attended 1 Christophe Weber To be reelected President and Representative Director Chief Executive Officer 7 years 8/8 (100%) 2 Masato Iwasaki To be reelected Director Japan General Affairs 9 years 8/8 (100%) 3 Andrew To be reelected Director 6 years 8/8 (100%)

10 Plump President, Research and Development 4 Costa Saroukos To be reelected Director Chief Financial Officer 2 years 8/8 (100%) 5 Masahiro Sakane To be reelected as External Director Independent Director Director Chair of the Board of Directors meeting 7 years 8/8 (100%) 6 Olivier Bohuon To be reelected as External Director Independent Director Director 2.5 years 8/8 (100%) 7 Jean-Luc Butel To be reelected as External Director Independent Director Director 5 years 8/8 (100%) 8 Ian Clark To be reelected as External Director Independent Director Director 2.5 years 8/8 (100%) 9 Yoshiaki Fujimori To be reelected as External Director Independent Director Director 5 years 8/8 (100%) 10 Steven Gillis To be reelected as External Director Independent Director Director 2.5 years 7/8 (88%) 11 Shiro Kuniya To be reelected as External Director Independent Director Director 5 years 8/8 (100%) 12 Toshiyuki Shiga To be reelected as External Director Independent Director Director 5 years 8/8 (100%)

<table>
<tr><td rowspan="2">Candidate No.1</td><td rowspan="2">Christophe Weber</td><td>Number of Company Shares Owned</td><td>355,500 shares</td></tr>
<tr><td>Number of Company Shares to be provided under the Stock Compensation Plan</td><td>194,048 shares</td></tr>
</table>

<table>
<tr><td>(Photo)</td><td colspan="2">Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held</td></tr>
<tr><td rowspan="7">Born on November 14, 1966 (54 years old)

To be Reelected as Internal Director

Tenure as Director: 7 years

Attended 8 of the 8 meetings (100%) of the Board of Directors</td><td>April 2012</td><td>President & General Manager, GlaxoSmithKline Vaccines</td></tr>
<tr><td>April 2012</td><td>CEO, GlaxoSmithKline Biologicals</td></tr>
<tr><td>April 2012</td><td>Member of GlaxoSmithKline Corporate Executive Team</td></tr>
<tr><td>April 2014</td><td>Chief Operating Officer of the Company</td></tr>
<tr><td>June 2014</td><td>President and Representative Director of the Company (to present)</td></tr>
<tr><td>April 2015</td><td>Chief Executive Officer of the Company (to present)</td></tr>
<tr><td>September 2020</td><td>Executive Chairman, Takeda Pharmaceuticals U.S.A., Inc. (to present)</td></tr>
</table>

[Reason for Election as Director]

- 25 years of international experience in the pharmaceutical sector.
- Since 2014, showed strong leadership in transforming Takeda into a global, values based R&D driven biopharmaceutical leader.
- Lead a strong and diverse Takeda Executive Team (10 nationalities).
- Leading Takeda through a successful integration and into a new era of growth and development.
- Committed to turn the Company into a profitable growth engine catalyzed by the R&D transformation.
- The Company believes his competency and experience as CEO are necessary for its success.

11

12 Candidate No.2 Masato Iwasaki Number of Company Shares Owned 46,096 shares Number of Company Shares to be provided under the Stock Compensation Plan 19,383 shares (Photo) Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held Born on November 6, 1958 (62 years old) To be Reelected as Internal Director Tenure as Director: 9 years Attended 8 of the 8 meetings (100%) of the Board of Directors April 2008 Senior Vice President, Strategic Product Planning Department of the Company January 2012 Head of CMSO Office, Takeda Pharmaceuticals International, Inc. April 2012 Senior Vice President, Pharmaceutical Marketing Division of the Company June 2012 Director of the Company (to present) April 2015 President, Japan Pharma Business Unit of the Company April 2021 Japan General Affairs of the Company (to present) [Reason for Election as Director] • Supervises Takeda's drug business in Japan. • Shows strong leadership in transforming the Japan Pharma Business Unit's business model by focusing on innovative medicines. • The Company believes his competency and experience as Japan General Affairs are hereafter necessary for its drug business in Japan to be a best-in-class organization that keeps its leadership position in the market and be trusted by society considering the environmental change in Japan, including in the progress of the Community-based Integrated Care System Model.

13 Candidate No.3 Andrew Plump Number of Company Shares Owned 0 share Number of Company Shares to be provided under the Stock Grant Plan 31,703 shares (Photo) Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held Born on October 13, 1965 (55 years old) To be Reelected as Internal Director Tenure as Director: 6 years Attended 8 of the 8 meetings (100%) of the Board of Directors January 2008 Vice President, Cardiovascular Disease Franchise, Worldwide Discovery Head, Merck & Co. March 2014 Senior Vice President & Deputy to the President for Research & Translational Medicine, Sanofi February 2015 Chief Medical & Scientific Officer Designate of the Company June 2015 Director of the Company (to present) June 2015 Chief Medical & Scientific Officer of the Company June 2015 Executive Vice President, Takeda Pharmaceuticals International, Inc. (to present) January 2019 President, Research and Development (to present) [Reason for Election as Director] • Showed strong leadership in rebuilding the R&D pipeline by implementing key priorities: leveraging therapeutic area expertise to progress innovative assets, enhancing capabilities internally through external collaborations, and strengthening the R&D performance culture. • The Company believes his competency and experience as President, Research and Development are necessary for its success.

14 Candidate No.4 Costa Saroukos Number of Company Shares Owned 21,200 shares Number of Company Shares to be provided under the Stock Compensation Plan, etc. 44,417 shares (Photo) Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held Born on April 15, 1971 (50 years old) To be Reelected as Internal Director Tenure as Director: 2 years Attended 8 of the 8 meetings (100%) of the Board of Directors July 2012 Executive Finance Director - Eastern Europe, Middle East & Africa of MERCK SHARP & DHOME September 2014 Head of Finance and Business Development for the Asia- Pacific region of Allergan May 2015 Chief Financial Officer of the Europe and Canada Business Unit of the Company April 2018 Chief Financial Officer of the Company (to present) June 2019 Director of the Company (to present) [Reason for Election as Director] • Over 20 years experience in both private and public sectors, having held a number of finance leadership positions with financial responsibility for businesses in over 100 countries across Asia- Pacific, Europe, Africa and the Middle East. • Has a long track record of improving operational business profitability and driving performance by combining effective financial stewardship with business partnership. Throughout his career, he has promoted the use of best-practice sharing and talent development to build strong finance business and strategic partners. • The Company believes that his experience and competencies will contribute to the further acceleration of our transformation to create a global, values-based, R&D-driven biopharmaceutical leader.

15 Candidate No.5 Masahiro Sakane Number of Company Shares Owned 900 shares Number of Company Shares to be provided under the Stock Compensation Plan 14,620 shares (Photo) Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held Born on January 7, 1941 (80 years old) To be Reelected as External Director Independent Director Tenure as Director: 7 years Attended 8 of the 8 meetings (100%) of the Board of Directors June 2001 President and Representative Director, Komatsu Ltd. June 2007 Chairman of the Board and Representative Director, Komatsu Ltd. June 2010 Chairman of the Board, Komatsu Ltd. June 2013 Councilor, Komatsu Ltd. June 2014 External Director of the Company (to present) June 2015 External Director, Kajima Corporation (to present) June 2017 Chair of the Board of Directors meeting of the Company (to present) July 2019 Advisor, Komatsu Ltd. (to present) [Reason for Election as External Director and the Roles expected to be fulfilled by the candidate] • Actively participates in the discussions at the Board of Directors meetings by leveraging his ample experience as company top management. • Facilitates Board of Directors meetings as well as leads meetings by External Directors, which contribute to the making of fair and appropriate decisions and securing sound management within the Company. • Has also contributed as chairperson of the Nomination Committee of the Company to provide objectivity and transparency in the Director candidate selection process. • The Company expects that he will continue to fulfill the roles described above.

<table>
<tr><td rowspan="2">Candidate No.6</td><td rowspan="2" colspan="2">Olivier Bohuon</td><td>Number of Company Shares Owned</td><td>0 share</td></tr>
<tr><td>Number of Company Shares to be provided under the Stock Compensation Plan</td><td>12,458 shares</td></tr>
<tr><td colspan="2">(Photo)</td><td colspan="3">Profile, Position and Responsibilities at the Company,
and Important Duties Concurrently Held</td></tr>
<tr><td colspan="2" rowspan="10">Born on
January 3, 1959
(62 years old)

To be Reelected as
External Director
Independent
Director

Tenure as Director:
2.5 years

Attended 8 of the 8
meetings (100%) of
the Board of
Directors</td><td>January 2001</td><td colspan="2">Senior Vice President & Director European Commercial Operations, GlaxoSmithKline Pharmaceuticals Europe</td></tr>
<tr><td>July 2009</td><td colspan="2">Executive Vice President, Abbott Laboratories</td></tr>
<tr><td>September 2010</td><td colspan="2">Chief Executive Officer, Pierre Fabre SA</td></tr>
<tr><td>April 2011</td><td colspan="2">Chief Executive Officer, Smith & Nephew plc</td></tr>
<tr><td>June 2011</td><td colspan="2">External Director, Virbac SA (to present)</td></tr>
<tr><td>July 2015</td><td colspan="2">External Director, Shire plc</td></tr>
<tr><td>January 2019</td><td colspan="2">External Director of the Company
(to present)</td></tr>
<tr><td>November 2020</td><td colspan="2">External Director, AlgoTherapeutix SAS (to present)</td></tr>
<tr><td>January 2021</td><td colspan="2">External Director, Reckitt Benckiser Group plc (to present)</td></tr>
<tr><td>May 2021</td><td colspan="2">External Director and Chairman of the Board, Majorelle International (to present)</td></tr>
<tr><td colspan="5">[Reason for Election as External Director and the Roles expected to be fulfilled by the candidate]
• He has necessary and sufficient expertise in Legacy Shire’s portfolio and its related therapeutic areas through his experience as an external director of Shire. In addition to his experience at Shire, he has each held key positions, including as CEO, in healthcare companies in Europe and the U.S. and has a deep insight into the management of global healthcare businesses based on his ample experience therein. Among other areas, he has remarkable expertise in the area of marketing in overall healthcare businesses.
• Proactively expresses his opinions at the Compensation Committee based on his experience as top management of a global operating company, providing objectivity and transparency in the Company's compensation plan for Directors.
• The Company expects that he will continue to fulfill the roles described above.</td></tr>
</table>

17 Candidate No.7 Jean-Luc Butel Number of Company Shares Owned 0 share Number of Company Shares to be provided under the Stock Compensation Plan 16,634 shares (Photo) Profile and Important Duties Concurrently Held Born on November 8, 1956 (64 years old) To be Reelected as External Director Independent Director Tenure as Director: 5 years Attended 8 of the 8 meetings (100%) of the Board of Directors January 1998 Corporate Officer, President, Worldwide Consumer Healthcare, Becton, Dickinson and Company November 1999 President, Independence Technology, Johnson & Johnson May 2008 Corporate Officer, Executive Committee Member, Executive Vice President and Group President, International, Medtronic, Inc. January 2015 President, International, Baxter International Inc. July 2015 Global Healthcare Advisor, President, K8 Global Pte. Ltd. (to present) July 2015 June 2016 External Director, Accelerate Technologies Pte Ltd. (to present) External Director of the Company who is an ASC Member March 2017 External Director, Varian Medical Systems, Inc. (to present) March 2017 September 2017 External Director, SGInnovate (to present) External Director, Novo Holdings A/S (to present) June 2019 External Director of the Company (to present) [Reason for Election as External Director and the Roles expected to be fulfilled by the candidate] • He has ample experience as top management of major western healthcare companies, which contributes to the making of fair and appropriate decisions and securing sound management within the Company • He has served as External Director who is an ASC Member of the Company since 2016 and as External Director who is not an ASC Member since 2019. • He has also contributed as a member of the Nomination Committee of the Company to provide objectivity and transparency in the Director candidate selection process. • The Company expects that he will continue to fulfill the roles described above.

18 Candidate No.8 Ian Clark Number of Company Shares Owned 0 share Number of Company Shares to be provided under the Stock Compensation Plan 12,458 shares (Photo) Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held Born on August 27, 1960 (60 years old) To be Reelected as External Director Independent Director Tenure as Director: 2.5 years Attended 8 of the 8 meetings (100%) of the Board of Directors January 2010 Director, Chief Executive Officer and Head of North American Commercial Operations, Genentech, Inc. December 2016 External Director, Agios Pharmaceuticals, Inc. (to present) January 2017 External Director, Shire plc January 2017 External Director, Corvus Pharmaceuticals, Inc. (to present) January 2017 External Director, Guardant Health, Inc. (to present) November 2017 External Director, AVROBIO Inc. (to present) January 2019 External Director of the Company (to present) August 2020 External Director, Olema Pharmaceuticals, Inc. (to present) [Reason for Election as External Director and the Roless expected to be fulfilled by the candidate] • He has necessary and sufficient expertise in Legacy Shire’s portfolio and its related therapeutic areas through his experience as an external director of Shire. In addition to his experience at Shire, he has each held key positions, including as CEO, in healthcare companies in Europe and the U.S. and has a deep insight into the management of global healthcare businesses based on his ample experience therein. Among other areas, he has remarkable expertise in marketing in the area of oncology and the operation of the biotechnology division of a healthcare company. • Proactively expresses his opinions at the Compensation Committee based on his experience as top management of a global operating company, providing objectivity and transparency in the Company's compensation plan for Directors. • The Company expects that he will continue to fulfill the roles described above.

19 Candidate No.9 Yoshiaki Fujimori Number of Company Shares Owned 4,400 shares Number of Company Shares to be provided under the Stock Compensation Plan 14,620 shares (Photo) Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held Born on July 3, 1951 (69 years old) To be Reelected as External Director Independent Director Tenure as Director: 5 years Attended 8 of the 8 meetings (100%) of the Board of Directors May 2001 Senior Vice President, General Electric Company March 2011 Representative Director and Chairman, GE Japan Corporation August 2011 Representative Director, President and CEO, LIXIL Corporation August 2011 Director, Representative Executive Officer, President and CEO, LIXIL Group Corporation January 2016 Representative Director, Chairman and CEO, LIXIL Corporation June 2016 External Director of the Company (to present) July 2016 External Director, Boston Scientific Corporation (to present) February 2017 Senior Executive Advisor, CVC Asia Pacific (Japan) Kabushiki Kaisha (to present) August 2018 External Director and Chairman of the Board, Oracle Corporation Japan (to present) June 2019 External Director, Toshiba Corporation (to present) June 2019 March 2020 External Director, Riraku K.K. (to present) External Director, Shiseido Company, Limited (to present) [Reason for Election as External Director and the Roles expected to be fulfilled by the candidate] • Actively participates in the discussions at the Board of Directors meetings by leveraging his ample experience as company top management, which contributes to the making of fair and appropriate decisions and securing sound management within the Company. • Proactively expresses his opinions at the Compensation Committee based on his experience as top management of a global operating company, providing objectivity and transparency in the Company's compensation plan for Directors. • The Company expects that he will continue to fulfill the roles described above.

<table>
<tr><td rowspan="2">Candidate No.10</td><td rowspan="2">Steven Gillis</td><td>Number of Company Shares Owned</td><td>0 share</td></tr>
<tr><td>Number of Company Shares to be provided under the Stock Compensation Plan</td><td>12,458 shares</td></tr>
</table>

<table>
<tr><td>(Photo)</td><td colspan="2">Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held</td></tr>
<tr><td rowspan="10">Born on April 25, 1953 (68 years old)

To be Reelected as External Director
Independent Director

Tenure as Director: 2.5 years

Attended 7 of the 8 meetings (88%) of the Board of Directors</td><td>August 1981</td><td>Founder, Director and Executive Vice President, Research and Development, Immunex Corporation (currently, Amgen, Inc.)</td></tr>
<tr><td>May 1993</td><td>Chief Executive Officer, Immunex Corporation</td></tr>
<tr><td>October 1994</td><td>Founder, Director and Chief Executive Officer, Corixa Corporation (currently, GlaxoSmithKline)</td></tr>
<tr><td>January 1999</td><td>Director and Chairman, Corixa Corporation</td></tr>
<tr><td>August 2005</td><td>Managing Director, ARCH Venture Partners (to present)</td></tr>
<tr><td>October 2012</td><td>External Director, Shire plc</td></tr>
<tr><td>October 2015</td><td>External Director and Chairman, Codiak BioSciences, Inc. (to present)</td></tr>
<tr><td>December 2015</td><td>External Director, Homology Medicines, Inc. (to present)</td></tr>
<tr><td>May 2016</td><td>External Director and Chairman, VBI Vaccines, Inc. (to present)</td></tr>
<tr><td>January 2019</td><td>External Director of the Company (to present)</td></tr>
</table>

[Reason for Election as External Director and the Roles expected to be fulfilled by the candidate]

- He has necessary and sufficient expertise in Legacy Shire's portfolio and its related therapeutic areas through his experience as an external director of Shire. In addition to his experience at Shire, he has each held key positions, including as CEO, in healthcare companies in Europe and the U.S. and has a deep insight into the management of global healthcare businesses based on his ample experience therein. Among other areas, he has remarkable expertise with a Ph.D. in Biological Sciences, in the area of immune-related healthcare businesses
- He has also contributed as a member of the Nomination Committee of the Company to provide objectivity and transparency in the Director candidate selection process.
- The Company expects that he will continue to fulfill the roles described above.

20

21 Candidate No.11 Shiro Kuniya Number of Company Shares Owned 2,100 shares Number of Company Shares to be provided under the Stock Compensation Plan 14,620 shares (Photo) Profile and Important Duties Concurrently Held April 1982 Registered as an attorney-at-law (Osaka Bar Association) Born on February 22, 1957 (64 years old) To be Reelected as External Director Independent Director Tenure as Director: 5 years Attended 8 of the 8 meetings (100%) of the Board of Directors April 1982 Joined Oh-Ebashi Law Offices May 1987 Registered as an attorney-at-law at New York Bar Association April 2002 Managing Partner, Oh-Ebashi LPC & Partners (to present) March 2012 External Director, NEXON Co., Ltd. (to present) June 2013 External Corporate Auditor of the Company June 2013 External Director, Sony Financial Holdings Inc. (to present) June 2016 External Director of the Company who is the Head of the ASC June 2019 External Director of the Company (to present) [Reason for Election as External Director and the Roles expected to be fulfilled by the candidate] • As a lawyer, he has wide-ranging experience and expertise in the area of corporate and international legal affairs although he has never been directly involved in company management. • He has served as External Corporate Auditor since 2013, External Director who is the Head of ASC since 2016, and External Director who is not an ASC Member since 2019. By leveraging his remarkable expertise and ample experience, he has contributed to the management of the Company. • The Company expects that he will continue to fulfill the roles described above.

22 Candidate No.12 Toshiyuki Shiga Number of Company Shares Owned 3,600 shares Number of Company Shares to be provided under the Stock Compensation Plan 14,620 shares (Photo) Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held Born on September 16, 1953 (67 years old) To be Reelected as External Director Independent Director Tenure as Director: 5 years Attended 8 of the 8 meetings (100%) of the Board of Directors April 2000 Senior Vice President (Officer), Nissan Motor Co., Ltd. April 2005 Chief Operating Officer, Nissan Motor Co., Ltd. June 2005 Director, Nissan Motor Co., Ltd. November 2013 Vice Chairman, Nissan Motor Co., Ltd. June 2016 External Director of the Company (to present) June 2017 Director, Nissan Motor Co., Ltd. September 2018 Chairman and CEO, INCJ, Ltd. (to present) June 2020 External Director, Dynamic Map Platform Co., Ltd. (to present) [Reason for Election as External Director and the Roles expected to be fulfilled by the candidate] • Actively particiates in the discussions at the Board of Directors meetings by leveraging his ample experience as company top management as well as his expertise in general industries in Japan, which contributes to the making of fair and appropriate decisions and securing sound management within the Company. • He has also contributed as a member of the Nomination Committee of the Company to provide objectivity and transparency in the Director candidate selection process. • The Company expects that he will continue to fulfill the roles described above.

23 (Notes) 1. No special interests exist between the above candidates and the Company. 2. The Company introduced a stock compensation plan for Directors (excluding Directors residing overseas who are not External Directors) and a stock grant plan for executives of the Takeda Group in Japan and overseas (which relates to all of the Company shares to be provided to Mr. Andrew Plump as described above and a part (concerning the grant in 2018) of the Company shares to be provided to Mr. Costa Saroukos described above, among the Company shares to be provided to the candidates) (collectively, the “Plan”). The number of Company shares to be provided (as of March 31, 2021) to each candidate under the Plan during his/her term of office or at the time of his/her retirement is described above together with the number of Company shares owned by each candidate. The Company shares to be provided under the stock compensation plan for Directors who are not External Directors (excluding Directors who are Audit and Supervisory Committee Members and Directors residing overseas) (“Directors who are eligible for performance-linked compensation”) and the stock grant plan for executives of the Takeda Group in Japan and overseas include the following: (i) a fixed portion which is not linked to the Company’s performance (“Fixed Portion”); and (ii) a variable portion which is linked to the Company’s performance (“Performance-based Portion”). The number of Company shares to be provided to the above candidates in accordance with the Plan includes only the Fixed Portion under (i) above, since such number of Company shares to be provided is already fixed. The number of Company shares relating to the Performance-based Portion under (ii) above is not yet included, since it will vary in the range of 0-200% and is therefore not fixed at this moment. The provision of Company shares under (i) Fixed Portion and (ii) Performance-based Portion to the Directors who are eligible for performance-linked compensation will be made at a certain period during their term of office. The Company shares to be provided under the stock compensation plan for Directors who are Audit and Supervisory Committee Members and External Directors (“Directors who are not eligible for performance-linked compensation”) are included in the “Number of Company Shares to be provided under the Stock Compensation Plan,” since it is to be provided under (i) Fixed Portion and the number of Company shares to be provided to the above candidates is fixed. The provision of Company shares to the Directors who are not eligible for performance-linked compensation will be made at the end of their term of office or at the certain timing. In addition, with regard to Company shares to be provided under the Plan, the voting rights thereof may not be exercised before such shares are provided to each candidate. 3. Among the candidates, Mr. Andrew Plump owns 52,965 American Depositary Shares (ADS) of the Company, Mr. Olivier Bohuon owns 1,300 ADSs of the Company, Mr. Ian Clark owns 2,096 ADSs of the Company and Mr. Steven Gillis owns 8,257 ADSs of the Company, respectively, and in such a way each of them beneficially owns the Company’s shares. One ADS of the Company represents one-half (1/2) of an ordinary share of the Company. 4. Mr. Masahiro Sakane, Mr. Olivier Bohuon, Mr. Jean-Luc Butel, Mr. Ian Clark, Mr. Yoshiaki Fujimori, Mr. Steven Gillis, Mr. Shiro Kuniya and Mr. Toshiyuki Shiga are candidates to become External Directors who are not Audit and Supervisory Committee Members of the Company. The Company has set the “Internal criteria for independence of external directors” (the contents of such criteria are as set forth on page 26.) and elected the External Directors based on such criteria. All of these 8 persons have met the requirements for Independent Directors based on the regulations of the financial instruments exchanges in Japan that the Company is listed on (e.g.: Tokyo Stock Exchange, Inc.). The Company has appointed these 8 persons as Independent Directors and submitted a notification to each of such exchanges. 5. The Company receives advice, etc., on legal matters on an as needed basis from other lawyers working at Oh- Ebashi LPC & Partners, the law firm where Mr. Shiro Kuniya works concurrently, but the proportion of the annual value of those transactions to the sales of the Company and of Oh-Ebashi LPC & Partners is less than 1% in both cases. In addition, there is no advisory contract between the Company and Oh-Ebashi LPC & Partners. 6. Kajima Corporation (“Kajima”), where Mr. Masahiro Sakane serves as an External Director, was punished and was required to pay a fine, and an employee of Kajima was given a suspended sentence in March 2021 for a violation of the Antimonopoly Act in relation to the Chuo Shinkansen Projects led by Central Japan Railway Company, against which Kajima and the employee have appealed to the Tokyo High Court. In addition, a cease and desist order was issued to Kajima by the Japan Fair Trade Commission in December 2020 for a violation of the Antimonopoly Act in relation to the same project, and the Board of Directors of Kajima resolved to file a lawsuit in February 2021 seeking to have the order revoked. Mr. Masahiro Sakane didn’t recognize the above fact in advance, however, he has consistently expressed his opinion on the importance of compliance, including in thoroughly complying with applicable laws and regulations, at the Board of Directors meetings and on other

24 occasions at Kajima. After recognizing the fact of the suspected violation mentioned above, Mr. Masahiro Sakane requested Kajima to investigate the matter and performed his duties, including by expressing his opinion on the improvement of the compliance system within the Kajima group and promotion of activities related thereto. 7. Nissan Motor Co., Ltd. (“Nissan”), where Mr. Toshiyuki Shiga served as a Director until June 2019, accepted the Japanese Ministry of Land, Infrastructure, Transport and Tourism (“MLITT”)’s process improvement orders in March 2018 relating to Nissan’s non-conformity with the final vehicle inspection processes at its plants in Japan during the period of September to November 2017. Also, since Nissan discovered additional instances of misconduct relating to the final vehicle inspection during the course of Nissan’s voluntary checks, Nissan accepted the MLITT’s process improvement directives in December 2018. Nissan paid the administrative fine pertaining to the aforementioned matters imposed in accordance with the Road Transport Vehicle Act of Japan. Moreover, Mr. Carlos Ghosn, Nissan’s former Representative Director and Chairman, and Mr. Greg Kelly, Nissan’s former Representative Director, were indicted for violating the Financial Instruments and Exchange Act, namely making false disclosures in annual securities reports. Nissan, as a legal entity, was also indicted for the same violation on December 10, 2018 and January 11, 2019, and the trial commenced in September 2020 and is ongoing. In relation to this matter, the Japanese Financial Services Agency issued a surcharge payment order against Nissan as of February 27, 2020. 8. The Company has entered into contracts with Mr. Masahiro Sakane, Mr. Olivier Bohuon, Mr. Jean-Luc Butel, Mr. Ian Clark, Mr. Yoshiaki Fujimori, Mr. Steven Gillis, Mr. Shiro Kuniya and Mr. Toshiyuki Shiga limiting the maximum amount of their liability for the damages set forth in Article 423, Paragraph 1 of the Companies Act to the legally stipulated value. If their re-election is approved, the Company plans to continue the same contracts to limit their liability. 9. The Company has entered into company indemnification agreements with all of the candidates, who are Directors at present, as defined in Article 430-2, Paragraph 1 of the Companies Act, providing that the Company shall indeminify expenses set forth in Article 430-2, Paragraph 1, Item 1 thereof and damages set forth in Article 430-2, Paragraph 1, Item 2 thereof within the scope permitted by the laws and regulations. If re-election of the candidates is approved, the Company plans to continue the same agreements. 10. The Company has entered into directors & officers liability insurance contracts with insurance companies as defined in Article 430-3, Paragraph 1 of the Companies Act, under which all of the candidates, who are Directors at present, are insured. Such insurance covers damages which may arise from liability incurred by such insured persons in connection with the execution of their duties or claims made against such insured persons in relation to such liability . If re-election of the candidates is approved, such candidates will be insured under such insurance scheme. The insurance contracts are planned to be renewed during such candidates’ term of office. Fourth Proposal: Election of One (1) Director who is an Audit and Supervisory Committee Member The Director who is an Audit and Supervisory Committee (“ASC”) Member, Yasuhiko Yamanaka will retire at the close of this General Meeting of Shareholders. Therefore, the Company proposes the election of one (1) External Director who is an ASC Member. Please note that the Company proposes that the candidate for the Director who is an ASC Member, Masami Iijima, will be elected as a substitute for Yasuhiko Yamanaka, the current Director who is an ASC Member. Therefore, Masami Iijima’s term of office will continue until the expiration of Yasuhiko Yamanaka’s term of office, the current Director who is an ASC Member, who will retire, in accordance with the provisions of the Articles of Incorporation. This proposal was approved by the ASC. The candidate for the Director who is an ASC Member is as follows (The photograph of the candidate is omitted in this translation.):

Masami Iijima		Number of Company Shares Owned	0 share
(Photo)	Profile and Important Duties Concurrently Held		
Born on September 23, 1950 (70 years old) To be newly elected as External Director Independent Director	April 2005	General Manager, Metals & Energy Administrative Division, Mitsui & Co., Ltd.	
	April 2006	Managing Officer, Chief Operating Officer, Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit, Mitsui & Co., Ltd.	
	April 2007	Managing Officer, Chief Operating Officer, Material & Metal Resources Business Unit, Mitsui & Co., Ltd.	
	April 2008	Executive Managing Officer, Mitsui & Co., Ltd.	
	June 2008	Representative Director, Executive Managing Officer, Mitsui & Co., Ltd	
	October 2008	Representative Director, Senior Executive Managing Officer, Mitsui & Co., Ltd.	
	April 2009	Representative Director, President and Chief Executive Officer, Mitsui & Co., Ltd.	
	April 2015	Representative Director, Chairman of the Board of Directors, Mitsui & Co., Ltd.	
	June 2016	External Director, Ricoh Company, Ltd. (to present)	
	June 2018	External Director, SoftBank Group Corp. (to present)	
	June 2019	Counsellor, Bank of Japan (to present)	
	June 2019	External Director, Isetan Mitsukoshi Holdings Ltd. (to present)	
	April 2021	Director, Mitsui & Co., Ltd.	
	June 2021	Counselor, Mitsui & Co., Ltd. (to present)	

[Reason for Election as External Director (ASC Member) and the Roles expected to be fulfilled by the candidate]

- As former Representative Director, President and CEO, and former Representative Director, Chairman of the Board of Directors of Mitsui & Co., Ltd., he has ample leadership and general company management experience
- He was promoted to Representative Director, President and CEO of Mitsui & Co., Ltd. in April 2009, and quickly gained recognition within the company for his championing of Mitsui's long-held spirit of "Challenge & Innovation" in order to create businesses that are truly valuable to societies around the world.
- Since he also has extensive experience as an External Director, the Company expects that he will contribute to our sustainable development and increase in our corporate value by appropriately overseeing management and ensuring the sound management of the business.

25

26 (Notes) 1. No special interests exist between the above candidate and the Company. 2. Mr. Masami Iijima is a candidate to become the External Director of the Company who is an ASC Member. The Company has set the “Internal criteria for independence of External Directors of the Company” (The contents of such criteria are as set forth below) and elected the External Directors based on such criteria. Mr. Iijima has met the requirement for Independent Directors based on the regulations of the financial instruments exchanges in Japan that the Company is listed on (e.g., Tokyo Stock Exchange, Inc.). If Mr. Iijima is elected as an External Director who is an ASC Member, the Company plans to appoint him as an Independent Director and will submit a notification to each of such exchanges. 3. The Company has purchase transactions for raw materials for pharmaceutical manufacturing with Mitsui & Co., Ltd.,where Mr. Masami Iijima works concurrently, but the proportion of the annual value of those transactions to the sales of the Company and of Mitsui & Co., Ltd. is less than 1% in both cases. 4. If the election of Mr. Masami Iijima as the Director who is an ASC Member is approved, the Company plans to conclude a contract with him limiting the maximum amount of his liability for the damages set forth in Article 423, Paragraph 1 of the Companies Act to the legally stipulated value. 5. If the election of Mr. Masami Iijima as the Director who is an ASC Member is approved, the Company plans to conclude a company indemnification agreement with him, as defined in Article 430-2, Paragraph 1 of the Companies Act, providing that the Company shall indeminify expenses set forth in Article 430-2, Paragraph 1, Item 1 thereof, and damages set forth in Article 430-2, Paragraph 1, Item 2 thereof within the scope permitted by the laws and regulations. 6. The Company has entered into directors & officers liability insurance contracts with insurance companies as defined in Article 430-3, Paragraph 1 of the Companies Act, under which Directors are insured. Such insurance covers damages which may arise from liability incurred by such insured persons in connection with the execution of their duties or claims made against such insured persons in relation to such liability. If the election of Mr. Masami Iijima as the Director who is an ASC Member is approved, Mr. Iijima will be insured under such insurance scheme. The insurance contract is planned to be renewed during his term of office. <Reference> Internal criteria for the independence of External Directors of the Company The Company will judge whether an External Director has sufficient independence against the Company with emphasis on his/her meeting the following quality requirements, on the premise that he/she meets the criteria for independence established by the financial instruments exchanges. The Company believes that such persons will truly meet the shareholders’ expectations as External Directors of the Company, i.e., persons who can exert a strong presence in a diverse group of people that comprise the directors of the Company by proactively continuing to inquire on the nature of, encourage improvement in, and make suggestions regarding the important matters of the Company doing a pharmaceutical business globally, for the purpose of facilitating an impartial and fair judgment of the Company’s business and securing the sound management of the Company. The Company requires that persons who will be external directors to meet two (2) or more items out of the following four (4) items of quality requirements: (1) He/She has advanced insight derived from experience in corporate management; (2) He/She has a high level of knowledge in areas requiring high expertise such as accounting and law; (3) He/She is well versed in the pharmaceutical and/or global business; and (4) He/She has advanced linguistic skills and/or broad experience, which enables him/her to understand diverse values and to actively participate in discussions with others.

27 Fifth Proposal: Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members The Company proposes to pay bonuses up to the total amount of 500 million JPY (excluding bonuses paid to the relevant Directors for their work as employees) to the three (3) Directors (excluding Directors residing overseas and External Directors) in office as of the end of this fiscal year, in keeping with the achievement of the key performance indicators such as the Consolidated Revenue, Core Operating Profit and Core EPS set forth for this fiscal year. The contents of this proposal were deliberated upon at the Compensation Committee and the resolutions were approved by the Board of Directors based on the Director’s Compensation Policy (the contents of such policy are as set forth in 3.(5) of Business Report), and the Company therefore considers this proposal as reasonable. (Supplemental explanations) The total amount of Directors’ bonuses proposed hereunder does not include the amount of any bonus paid separately to Mr. Christophe Weber, Director, by Takeda Pharmaceuticals U.S.A. Inc. (“TPUSA”), where he has concurrently served as Executive Chairman since September 2020, as consideration for the execution of his duties as Executive Chairman at TPUSA. Regarding the compensation, etc. for Mr. Christophe Weber after he assumed the office of Executive Chairman of TPUSA, the total of (i) the amount of compensation, etc. as Representative Director and Chief Executive Officer of the Company and (ii) the amount of the compensation, etc. as Executive Chairman of TPUSA was designed so that the level of compensation, etc. at the Company before he assumed the office of Executive Chairman of TPUSA would be the foundation. Accordingly, the total amount of compensation, etc. paid to him from the Company and Takeda group companies does not increase due to his concurrent duties of Executive Chairman of TPUSA, and the Compensation Committee has confirmed the entire amount thereof. In addition, the ratio of the amount of the compensation, etc. paid to Mr. Christophe Weber between the Company and TPUSA is approximately 75:25, respectively, according to the ratio of his work allocation between both companies. The total amount of individual Director’s compensation will be disclosed in our Annual Securities Report submitted after this General Meeting of Shareholders. END OF DOCUMENT

28 (Enclosed Documents) Business Report (From April 1, 2020 to March 31, 2021) 1. Current State of the Takeda Group (1) Business Overview We are a global, values-based, R&D-driven biopharmaceutical company with an innovative portfolio, engaged primarily in the research, development, production and global commercialization of pharmaceutical products. Our intent is to translate science into highly innovative life transforming medicines. We have built an R&D engine focused on four therapy areas, leveraging internal research and external partners in order to have access to different modalities like biologicals or cell therapy. We have a geographically diversified global business base and our prescription drugs are marketed in major countries worldwide. We have grown both organically and through acquisitions, completing a series of major transactions that have resulted in growth in our areas of therapeutic, geographic and pipeline focus. In particular, our acquisition of Shire plc. ("Shire") in January 2019 (the "Shire Acquisition") strengthened our presence in Gastroenterology (GI) and Neuroscience, while providing us with a leading position in Rare Disease and Plasma-derived Therapies (PDT). Commercially, the Shire Acquisition significantly strengthened our presence in the United States, Europe and Growth and Emerging Markets. It also complemented our ongoing efforts to enhance our R&D engine. Through the Shire Acquisition, investments and our R&D partnership model, we have created a highly complementary, robust, modality-diverse pipeline. We incurred significant indebtedness to finance the cash portion of the consideration of the Shire Acquisition. We plan to continue to reduce our debt primarily using operating cash flows which improved significantly through scale and integration synergies, allowing debt repayment, competitive R&D investment for long-term growth and commitment to our dividend and shareholder return.

(2) Business Performance for Fiscal 2020

(i) Consolidated Financial Results (April 1, 2020 to March 31, 2021)

Billion JPY or percentage

	For the fiscal year ended March 31,		Change versus the previous year	
	2020	2021		
Revenue	3,291.2	3,197.8	(93.4)	(2.8)%
Cost of sales	(1,089.8)	(994.3)	95.5	(8.8)%
Selling, general and administrative expenses	(964.7)	(875.7)	89.1	(9.2)%
Research and development expenses	(492.4)	(455.8)	36.5	(7.4)%
Amortization and impairment losses on intangible assets associated with products	(455.4)	(421.9)	33.6	(7.4)%
Other operating income	60.2	318.0	257.8	428.2 %
Other operating expenses	(248.7)	(258.9)	(10.2)	4.1 %
Operating profit	100.4	509.3	408.9	407.2 %
Finance income	27.8	105.5	77.7	279.1 %
Finance expenses	(165.0)	(248.6)	(83.6)	50.7 %
Share of profit (loss) of investments accounted for using the equity method	(24.0)	0.1	24.1	—
Profit (loss) before tax	(60.8)	366.2	427.0	—
Income tax benefit	105.0	9.9	(95.1)	(90.5)%
Net profit for the year	44.3	376.2	331.9	749.3 %

Revenue. Revenue for the fiscal year ended March 31, 2021 was 3,197.8 billion JPY, a decrease of 93.4 billion JPY, or 2.8%, compared to the previous fiscal year. Excluding the impact from fluctuations in foreign exchange rates, which was calculated by translating revenue of the fiscal year ended March 31, 2021, using corresponding exchange rates in the previous fiscal year, the decrease in revenue was 0.5%.

Within our core therapeutic areas, Gastroenterology (GI) and Plasma-Derived Therapies (PDT) Immunology contributed to positive revenue growth; however, this was offset by intensified competition and generic erosion in Rare Diseases and the negative impact across the portfolio from changes in foreign exchange rates. Overall, while the global spread of COVID-19 did not have a material effect on our revenue for the fiscal year ended March 31, 2021, there were adverse effects due to COVID-19 observed in certain therapeutic areas, especially Neuroscience in which stay-at-home restrictions continued to reduce patient visits to medical care providers. This trend fluctuated throughout the fiscal year. These adverse impacts have been partially offset by benefits from prescribing trends during the pandemic, such as an expansion of certain products with a more convenient administration profile that was observed in the early phase of the outbreak.

Revenue outside of our core therapeutic areas decreased by 130.7 billion JPY, or 18.5%, mainly due to the effect of several divestitures, as well as a decline in sales of off-patented products such as ULORIC (for hyperuricemia) and COLCRYS (for gout).

Year-on-year change in revenue for this fiscal year in each of our main therapeutic areas was primarily attributable to the following products:

- *GI.* In Gastroenterology, revenue was 777.8 billion JPY, a year-on-year increase of 79.9 billion JPY, or 11.4%. Growth was driven by Takeda's top-selling product ENTYVIO (for ulcerative colitis (UC) and Crohn's disease (CD)), with sales of 429.3 billion JPY, a year-on-year increase of 82.1 billion JPY, or 23.6%. Sales in the U.S. increased by 55.0 billion JPY, or 23.0%, to 294.3 billion JPY and sales in Europe and Canada increased by 21.0 billion JPY, or 23.9%, versus the previous fiscal year to 108.9 billion JPY, respectively, due to an increase in demand. In Japan, the increase in sales was primarily driven by the UC indication. Sales of TAKECAB (for acid-related diseases) were 84.8 billion JPY, an increase of 12.1 billion JPY, or 16.7%, versus the previous fiscal year. This increase was driven by the expansion of new prescriptions in the Japanese market due to TAKECAB's efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. Sales of

29

30 RESOLOR/MOTEGRITY (for chronic idiopathic constipation) increased by 4.7 billion JPY, or 71.2%, versus the previous fiscal year to 11.2 billion JPY, driven by further penetration into the U.S. market. Sales of GATTEX/REVESTIVE (for short bowel syndrome) increased by 2.8 billion JPY, or 4.5%, versus the previous fiscal year to 64.6 billion JPY, primarily due to increased average length of time on therapy for the adult population and increased volume of pediatric patients on therapy. Growth of ENTYVIO, TAKECAB, RESOLOR/MOTEGRITY and GATTEX/REVESTIVE fully absorbed the net decrease of other GI products such as off-patented PANTOLOC/CONTROLOC (generic name: pantoprazole) (for peptic ulcer), which declined by 6.3 billion JPY, as well as declines of DEXILANT (for acid reflux disease) by 7.2 billion JPY and AMITIZA (for chronic constipation) by 6.9 billion JPY primarily due to intensified competition coupled with the negative impact of the appreciation of the yen. • Rare Diseases. In Rare Diseases, revenue decreased by 43.1 billion JPY, or 6.8%, to 591.7 billion JPY. Revenue in Rare Hematology decreased by 44.4 billion JPY, or 13.3%, to 289.8 billion JPY. Sales of ADVATE decreased by 29.3 billion JPY, or 18.6%, to 128.5 billion JPY and sales of ADYNOVATE decreased by 0.6 billion JPY, or 1.0%, to 58.1 billion JPY, respectively, primarily driven by the competitive landscape in the hemophilia A non-inhibitors market in the U.S. FEIBA sales decreased by 7.0 billion JPY, or 13.6%, to 44.5 billion JPY mainly due to competitive pressure in the prophylaxis segment of the inhibitors market in Europe. Revenue in Rare Metabolic decreased by 8.2 billion JPY, or 4.8%, to 162.6 billion JPY primarily due to the product recall of NATPARA (for hypoparathyroidism) in the U.S. in September 2019, which resulted in a decline of NATPARA/NATPAR sales of 10.1 billion JPY, or 74.0%, to 3.6 billion JPY. Revenue in Hereditary Angioedema (HAE) was 139.3 billion JPY, a year-on-year increase of 9.5 billion JPY, or 7.3%, driven by TAKHZYRO launches with strong patient uptake partially offset by the decreases in sales of FIRAZYR and CINRYZE. Sales of TAKHZYRO were 86.7 billion JPY, an increase of 18.4 billion JPY, or 27.0%, versus the previous fiscal year. Sales of FIRAZYR decreased by 5.8 billion JPY, or 17.9%, to 26.8 billion JPY, due to the continued impact of generic entrants and patient switches to TAKHZYRO. Sales of CINRYZE decreased by 2.5 billion JPY, or 10.2%, to 21.9 billion JPY, mainly due to patient switches to TAKHZYRO. • PDT Immunology. In Plasma-Derived Therapies (PDT) Immunology, revenue increased by 26.2 billion JPY, or 6.7%, to 420.4 billion JPY. Aggregate sales of immunoglobulin products were 334.9 billion JPY, an increase of 36.2 billion JPY, or 12.1%, fueled by strong demand and growing supply capabilities. In particular, GAMMAGARD LIQUID (for the treatment of primary immunodeficiency (PID) and multifocal motor neuropathy (MMN)) continued to build its position as a highly recognized IVIG (intravenous immunoglobulin) therapy that is the standard of care treatment for PID and MMN in the U.S. CUVITRU and HYQVIA, SCIG (subcutaneous immunoglobulin) therapies also marked double digit growth. Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 57.6 billion JPY, a decrease of 9.6 billion JPY, or 14.3%, versus the previous fiscal year. The decline was partially due to the timing of shipments in China (higher sales in China during the first six-months of the previous fiscal year resulting from a supply phasing from the fiscal year prior to that) and partially due to a temporary interruption in submitting batches of HUMAN ALBUMIN for release in China which impacted sales during the second half of the fiscal year. • Oncology. In Oncology, revenue was 416.5 billion JPY, a year-on-year decrease of 4.4 billion JPY, or 1.1%. Sales of NINLARO (for multiple myeloma) were 87.4 billion JPY, an increase of 9.8 billion JPY, or 12.7%, versus the previous fiscal year, reflecting strong growth in global sales particularly in the U.S. and China, driven in part by its oral administration profile that is more attractive or convenient in light of the spread of COVID-19 beginning in the first few months of the fiscal year. NINLARO is a once-weekly oral tablet that can be taken at home, which may reduce some of the logistical burden for patients as its administration does not require an infusion or injection at a hospital, clinic or physician’s office. Sales of ADCETRIS (for malignant lymphomas) increased by 6.8 billion JPY, or 12.8% to 59.4 billion JPY versus the previous fiscal year, reflecting strong growth in sales particularly in Japan where it has progressively expanded its approved indications in recent years. Sales of ICLUSIG (for leukemia) increased by 2.4 billion JPY, or

7.5%, versus the previous fiscal year to 34.2 billion JPY, benefiting from a new omni-channel promotion approach in the U.S. and from geographic expansion outside the U.S. Sales of ALUNBRIG (for non-small cell lung cancer) increased by 1.6 billion JPY, or 21.7%, versus the previous fiscal year to 8.8 billion JPY, as it continues to launch in European and emerging countries. Sales of VELCADE (for multiple myeloma) decreased by 17.2 billion JPY, or 14.5% to 101.1 billion JPY. This included royalty income of 4.8 billion JPY outside the U.S., a significant year-on-year decrease of 4.7 billion JPY, or 49.4%, due to generic entrants in Europe and China in 2019. Sales in the U.S. decreased by 12.5 billion JPY, or 11.5%, to 96.3 billion JPY versus the previous fiscal year, reflecting fewer new patient starts in first-line therapy. We believe this was a consequence of patients refraining from visiting medical care providers due to COVID-19 as well as the launch of a competitor's subcutaneous formulation at the beginning of May 2020 in the U.S. Sales of LEUPLIN/ENANTONE (generic name: leuprorelin) (for endometriosis, uterine fibroids, premenopausal breast cancer, prostatic cancer, etc.), an off-patented product, decreased by 13.7 billion JPY, or 12.5%, versus the previous fiscal year to 95.4 billion JPY. This is in relation to production stoppages initiated at our manufacturing facility in Japan to enhance overall compliance in alignment with Takeda standards.

- *Neuroscience.* In Neuroscience, revenue was 417.3 billion JPY, a year-on-year decrease of 21.2 billion JPY, or 4.8%. This decrease was partially attributable to REMINYL (for Alzheimer's disease), which faced the introduction of generic competitors in Japan in June 2020, and sales of which decreased by 10.1 billion JPY, or 58.3%, to 7.2 billion JPY. Sales of ROZEREM (for insomnia) decreased by 2.5 billion JPY, or 17.0%, to 12.0 billion JPY that was also negatively impacted by the loss of exclusivity in the U.S. in July 2019. Sales of ADDERALL XR (for attention deficit hyperactivity disorder (ADHD)) were 17.8 billion JPY, a decrease of 6.5 billion JPY, or 26.9%, primarily due to the continued impact of competition from generic entrants in the period. Sales of VYVANSE (for ADHD) were 271.5 billion JPY, a decrease of 2.5 billion JPY, or 0.9%, versus the previous fiscal year. Sales of TRINTELLIX (for major depressive disorder (MDD)) were 68.9 billion JPY, a decrease of 1.8 billion JPY, or 2.5%, versus the previous fiscal year. Sales of VYVANSE and TRINTELLIX have been negatively affected by COVID-19 most notably during periods when stay-at-home restrictions were in place reducing patient visits, subsequent diagnoses and creating temporary discontinuation of medication. The trend temporarily normalized to pre-COVID-19 levels, but has been affected again in the latest six-month period as transmission has increased in countries where Takeda markets these products. The decrease of these products was partially offset by the increase of INTUNIV (for ADHD) with its sales increased by 5.8 billion JPY, or 39.5%, to 20.4 billion JPY versus the previous fiscal year, primarily due to an increase in Japan driven by strong growth in demand coupled with stock-building by the licensee due to COVID-19.

Revenue by Geographic Region:

Billion JPY; percentages are portion of total revenue

	For the fiscal year ended March 31,			
Revenue:	2020		2021	
Japan	592.8	18.0 %	559.7	17.5 %
United States	1,595.9	48.5 %	1,567.9	49.0 %
Europe and Canada	645.5	19.6 %	666.2	20.8 %
Russia/CIS	76.8	2.3 %	57.6	1.8 %
Latin America	143.5	4.4 %	121.6	3.8 %
Asia (excluding Japan)	165.4	5.0 %	156.2	4.9 %
Other*	71.3	2.2 %	68.5	2.1 %
Total	3,291.2	100.0 %	3,197.8	100.0 %

* Other includes the Middle East, Oceania and Africa.

Cost of Sales. Cost of Sales decreased by 95.5 billion JPY, or 8.8%, to 994.3 billion JPY and the Cost of

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32 Sales Ratio decreased by 2.0 pp to 31.1% for the fiscal year ended March 31, 2021. This was primarily caused by 118.3 billion JPY decrease in non-cash charges related to the unwind of the fair value step up on acquired inventory recognized in connection with the Shire Acquisition. These effects were partially offset by an increase in remaining Cost of Sales due to decline in high-margin products sales including off-patent products such as COLCRYS and VELCADE. Selling, General and Administrative (SG&A) expenses. SG&A expenses decreased by 89.1 billion JPY, or 9.2%, to 875.7 billion JPY for the fiscal year ended March 31, 2021, primarily due to the favorable impact from cost efficiencies and synergies from the integration of Shire and lower spend resulting from COVID-19 such as less travel and fewer commercial events. Research and Development (R&D) expenses. R&D expenses decreased by 36.5 billion JPY, or 7.4%, to 455.8 billion JPY, mainly due to lower costs related to pipeline prioritization and travel expenses resulting from COVID-19 partially offset by an increase in expenditures on certain R&D program including new candidates in preclinical studies. Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products decreased by 33.6 billion JPY, or 7.4%, to 421.9 billion JPY for the fiscal year ended March 31, 2021. This decrease is primarily attributable to an impairment charge of intangible assets related to in-process research and development recognized in the previous fiscal year including TAK-616 AMR triggered by our decision to terminate the program following the interim readout in May 2019, and TAK-607 due to a change in study design in March 2020. Other Operating Income. Other Operating Income increased by 257.8 billion JPY, or 428.2%, to 318.0 billion JPY for the fiscal year ended March 31, 2021, predominantly driven by a 228.9 billion JPY gain from divestitures including 139.5 billion JPY gain on sale of shares and relevant assets of Takeda Consumer Healthcare Company Ltd. and other non-core assets amounting to 89.4 billion JPY recorded in the current fiscal year. In addition, a 60.2 billion JPY revaluation gain triggered by an update to previously recognized liabilities for pipeline compound SHP647 and certain associated rights ("SHP647") to reflect management’s decision to terminate the clinical trial program related to SHP647 upon the European Commission’s decision in May 2020 to release Takeda’s obligation to divest SHP647. The increase was partially offset by 12.7 billion JPY decrease in deferred gain due to an impairment of intangible assets related to long-listed products business transferred to Teva Takeda Pharma Ltd, a business venture of Takeda and Teva Pharmaceutical Industries Ltd, recorded in the previous fiscal year. Other Operating Expenses. Other Operating Expenses were 258.9 billion JPY, an increase of 10.2 billion JPY, or 4.1%, for the fiscal year ended March 31, 2021. The increase mainly includes a 72.9 billion JPY loss recognized for the current fiscal year from changes in the fair value of contingent consideration assets from the previous sale of XIIDRA, and a 65.2 billion JPY decrease in restructuring expenses mainly comprised of Shire integration costs as an offset of the increase. The change in the fair value of the assets associated with contingent consideration arrangements is driven by changes in assumptions related to the future sales of XIIDRA, including the impact from Novartis' withdrawal of the Marketing Authorisation Application in Europe. Operating Profit. As a result of the above factors, Operating Profit increased by 408.9 billion JPY, or 407.2% for the fiscal year ended March 31, 2021 to 509.3 billion JPY. Net Finance Expenses. Net Finance Expenses was 143.1 billion JPY in the current year, an increase of 5.9 billion JPY compared to the previous fiscal year. This increase was due primarily to 11.0 billion JPY lower derivative gain in financial income recognized on the warrant to purchase stocks of a company that went public in October 2019 compared to the previous fiscal year partially offset by decrease in net interest

33 expense. Share of Profit of Associates Accounted for Using the Equity Method. Share of Profit of Associates Accounted for Using the Equity Method was 0.1 billion JPY, an increase of 24.1 billion JPY compared to Share of Loss of Associates Accounted for Using the Equity Method of 24.0 billion JPY for the previous fiscal year, mainly due to a decrease of loss related to Takeda's shareholding ratio of impairment loss recognized by Teva Takeda Pharma Ltd. and a gain on equity investment held by Takeda Ventures, Inc. recorded for the current fiscal year. The impairment loss recognized by Teva Takeda Pharma Ltd. for the current fiscal year was recorded resulting from the reassessment of the recoverable amount of relevant assets triggered by the decision made to divest a part of its generics business and a manufacturing plant, as well as by a revision of forecast in the long-listed drug business. Income Tax Benefit. Income tax benefit was 9.9 billion JPY for the fiscal year ended March 31, 2021, compared to income tax benefit of 105.0 billion JPY for the previous fiscal year. This was mainly due to higher pretax earnings in the current fiscal year, the recognition of a non-cash deferred tax benefit of 94.6 billion JPY as a result of the enactment of a new taxing regime in Switzerland (Swiss Tax Reform) in the previous fiscal year, and the tax impacts of divestitures. These unfavorable changes were partially offset by favorable mix of statutory earnings, tax benefits from the recognition of previously unrecognized deferred tax assets, and favorable audit settlements in the current fiscal year. Net Profit for the Year. Net Profit for the Year increased by 331.9 billion JPY, or 749.3% for the fiscal year ended March 31, 2021 to 376.2 billion JPY. (ii) Underlying Results (April 1, 2020 to March 31, 2021) Definition of Core and Underlying Growth Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes. Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis using a full year plan rate and exclude the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance. Takeda uses "Underlying Revenue Growth", "Underlying Core Operating Profit Growth", and "Underlying Core EPS Growth" as key financial metrics. Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures that occurred during the reported periods presented. Underlying Core Operating Profit represents Core Operating Profit (as defined below) on a constant currency basis and further adjusted to exclude the impacts of divestitures that occurred during the reporting periods presented. Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core EPS (as defined below), divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period. Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items

34 unrelated to Takeda’s core operations, such as purchase accounting effects and transaction related costs. Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented. Underlying Results For the fiscal year ended March 31, 2021 Underlying Revenue Growth +2.2% Underlying Core Operating Profit Growth +13.0% Underlying Core Operating Profit Margin 30.2% Underlying Core EPS Growth +24.6% Underlying Revenue Growth was 2.2% compared to the previous fiscal year. Underlying revenue attributable to Takeda’s 14 global brands* grew by 16.0%, despite negative impacts such as the NATPARA recall in the U.S. and a decline of off-patented products. * Takeda's 14 global brands GI: ENTYVIO, GATTEX/REVESTIVE, ALOFISEL Rare Diseases: NATPARA/NATPAR, ADYNOVATE/ADYNOVI, TAKHZYRO, ELAPRASE, VPRIV PDT Immunology: GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, HUMAN ALUBUMIN/FLEXBUMIN Oncology: NINLARO, ALUNBRIG Underlying Revenue Growth by Therapeutic Area GI +14.4% Rare Diseases -2.3% Rare Metabolic +1.5% Rare Hematology -9.0% Hereditary Angioedema +10.1% PDT Immunology +9.8% Oncology +1.2% Neuroscience -1.8% Other -9.1% Total +2.2% (Note) Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures. Please refer to 1. Current State of the Takeda Group, (2) Business Performance for Fiscal 2020, (i) Consolidated Financial Results (April 1, 2020 to March 31, 2021) , Revenue., for the revenue of each core therapeutic areas and sales of major products before underlying adjustments. The impact of major non-recurring items and divestitures excluded to calculate Underlying Revenue: • Net sales of XIIDRA, a treatment for dry eye disease, the divestiture of which was completed in July 2019, are excluded from the previous fiscal year. • Revenue of select over-the-counter and non-core products in a number of Near East, Middle East and Africa countries is excluded from the previous fiscal year as the divestiture was completed in March 2020.

35 • Revenue of select over-the-counter and non-core products in Russia, Georgia, and a number of countries from within the Commonwealth of Independent States is excluded from the previous fiscal year as the divestiture was completed in March 2020. • Revenue of select over-the-counter and non-core products in Asia Pacific is excluded from both the current fiscal year and the previous fiscal year as the divestiture was completed in November 2020. • Revenue of select non-core products predominantly in Europe is excluded from both the current fiscal year and the previous fiscal year as the divestiture was completed in December 2020. • Revenue of select over-the-counter and non-core products in Latin America is excluded from both the current fiscal year and the previous fiscal year as the divestiture was completed in January 2021. • Net sales from TACHOSIL, a surgical patch, are excluded from both the current fiscal year and the previous fiscal year as the divestiture was completed in January 2021. Underlying Core Operating Profit Growth was 13.0% compared to the previous fiscal year, reflecting cost synergies and lower spend from impacts of COVID-19 partially offset by lower Gross Profit due to decline in high-margin products sales including off-patent products. Core Operating Profit for the current fiscal year, which excludes items unrelated to Takeda's core operations such as the integration of Shire related costs and non-cash expenses from purchase accounting, was 967.9 billion JPY. Underlying Core Operating Profit Margin for the current fiscal year was 30.2%, an increase of 2.9 pp compared to the previous fiscal year. Underlying Core EPS Growth was 24.6% compared to the previous fiscal year.

36 (iii) Activities and Results of Research & Development Research and development expenses for the year ended March 31, 2021 were 455.8 billion JPY. The research and development (R&D) of pharmaceutical products is a lengthy and expensive process that can span more than 10 years. The process includes multiple studies to evaluate a product’s efficacy and safety, followed by submission to regulatory authorities who review the data and decide whether to grant marketing approval. Only a small number of compounds pass such rigorous investigation and become available for use in clinical treatment. Once approved, there is ongoing R&D support for marketed products, including medical affairs and other investments. Clinical trials, which must comply with regional and international regulatory guidelines, generally take five to seven years or longer, and require substantial expenditures. In general, clinical trials are performed in accordance with the guidelines set by the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use. The relevant regional regulatory authorities are the Ministry of Health, Labour and Welfare (MHLW) for Japan, the Food and Drug Administration (FDA) for the United States, the European Medicines Agency (EMA) for the EU and National Medical Products Administration (NMPA) for China. The three phases of human clinical trials, which may overlap with each other, are as follows: Phase 1 (“P-1”) clinical trials Conducted using a small group of healthy adult volunteers in order to evaluate safety and absorption, distribution, metabolism and excretion of the drug. Phase 2 (“P-2”) clinical trials Conducted using a small group of patient volunteers in order to evaluate safety, efficacy, dosage and administration methods. P-2 clinical trials may be divided into two sub- categories, P-2a and P-2b. P-2a are usually pilot studies designed to demonstrate clinical efficacy or biological activity. P-2b studies look to find the optimum dose at which the drug shows biological activity with minimal side-effects. Phase 3 (“P-3”) clinical trials Conducted using a large number of patient volunteers in order to evaluate safety and efficacy in comparison to other medications already available or placebo. Of these three phases, Phase 3 requires the largest expenditures and thus the decision to proceed with Phase 3 testing is a critical business decision in the drug development process. For those drug candidates that pass Phase 3 clinical trials, a New Drug Application ("NDA") or a Marketing Authorization Application (“MAA”) is submitted to the relevant governmental authorities for approval, which if granted permits the subsequent launch of the drug. The preparation of an NDA or MAA submission involves considerable data collection, verification, analysis and expense. Even after the launch of the product, health authorities require post-marketing surveillance of adverse events, and they may request a post-marketing study to provide additional information regarding the risks and benefits of the product. Takeda’s R&D engine is focused on translating science into highly innovative, life-changing medicines that make a critical difference to patients. Takeda supports dedicated R&D efforts across three areas: Innovative Biopharma, Plasma-Derived Therapies (PDT) and Vaccines. The R&D engine for Innovative Biopharma is the largest component of our R&D investment and has produced exciting new molecular entities (NMEs) that represent potential best-in-class and/or first-in-class medicines in areas of high unmet medical need across our core Therapeutic Areas (oncology, rare genetics and hematology, neuroscience, and gastroenterology (GI)). Over the past several years, and more recently bolstered by our acquisition of Shire, we have also harnessed the potential of cell and gene therapies by investing in new capabilities and next-generation platforms internally and through a network of partnerships. Our key in-house R&D facilities include:

37 • Shonan Heath Innovation Park : Located in Fujisawa and Kamakura in Kanagawa Prefecture in Japan, the Shonan Health Innovation Park ("Shonan iPark") was established in 2011 as the Shonan Research Center and is our primary location for neuroscience research. In April 2018, we launched Shonan iPark to enhance scientific innovation and establish a life science ecosystem with diverse external parties. To attract more diverse partners and to further the success of the Shonan iPark, in April 2020 Takeda transferred ownership rights of Shonan iPark to a trustee and Takeda, as a flagship tenant, has signed a 20-year lease agreement with the trustee and is committed to invigorating life science research in Japan. • Greater Boston Area Research and Development Site : Our Boston R&D site is located in Cambridge, Massachusetts in the United States. It is the center of our global oncology, gastroenterology (GI), and rare genetics and hematology R&D, and also supports R&D in other areas including plasma-derived therapies and vaccines, as well as research in immunomodulation and biologics. The site is home to the Takeda Cell Therapy engine with a recently opened state-of-the-art cell therapy manufacturing facility. • San Diego Research and Development Site : Our R&D site located in San Diego, California in the United States supports R&D in the GI and neuroscience areas. The San Diego research center operates as a “biotech-like” site and leverages internal capabilities such as structural biology and biophysics to catalyze research internally and externally. • Vienna, Austria Research and Development Site : Our R&D sites, located in Vienna and nearby Orth, Austria, support R&D in PDT and Gene Therapy. The research centers contain manufacturing sites for plasma derived products and gene therapy products which have the opportunity to develop innovative drugs for patients around the world. Major progress on R&D events since April 2020 are listed as follows: R&D pipeline Oncology In oncology, Takeda endeavors to deliver novel medicines to patients with cancer worldwide through a commitment to breakthrough innovation and a passion for improving the lives of patients. Takeda focuses on three key areas in oncology: (1) building on its foundational expertise in hematologic malignancies through continued investment in lifecycle management programs for marketed products NINLARO, ADCETRIS, and ICLUSIG, as well as in pipeline assets in Multiple Myeloma, Acute Myeloid Leukemia, Myelodysplastic Syndromes, and other blood cancers; (2) further developing its portfolio in lung cancer with the marketed product ALUNBRIG and development programs in targeted lung cancer populations; and (3) pursuing novel immuno-oncology targets and next-generation platforms with external partners as well as exploring innovative cell therapies. NINLARO / Generic name: ixazomib – In May 2020, Takeda announced that it submitted an application to the Japanese Ministry of Health, Labour and Welfare (MHLW) for a partial change to the manufacturing and marketing approval for NINLARO regarding the additional indication as a first-line maintenance therapy in adult patients diagnosed with multiple myeloma who have not been treated with stem cell transplantation in Japan. This application is based primarily on the results of the TOURMALINE-MM4 trial, a randomized, placebo-controlled, double-blind, multicenter, international Phase III trial. – In June 2020, Takeda announced it orally presented the results of two studies at the 25th Congress of the European Hematology Association (EHA). Presentations included positive results from TOURMALINE-MM4, a Phase 3, randomized clinical trial evaluating the effect of single-agent oral NINLARO as a first-line maintenance therapy in adult patients diagnosed with multiple myeloma who

38 had not been treated with stem cell transplantation. Takeda also presented key insights from the US MM-6 trial, which investigates the effectiveness and safety of an in-class transition to oral NINLARO in combination with lenalidomide and dexamethasone in newly diagnosed multiple myeloma patients who have previously received a parenteral bortezomib-based triplet induction therapy. – In September 2020, Takeda announced results from the Phase 3 TOURMALINE-MM2 trial evaluating the addition of NINLARO to lenalidomide and dexamethasone versus lenalidomide and dexamethasone plus placebo in newly diagnosed multiple myeloma patients not eligible for autologous stem cell transplant. These data were presented at the virtual scientific meeting of the Society of Hematologic Oncology (SOHO). The study found the addition of NINLARO to lenalidomide and dexamethasone resulted in a 13.5 month increase in median progression-free survival (PFS) (35.3 months in the NINLARO arm, compared to 21.8 months in the placebo arm; hazard ratio [HR] 0.830; p=0.073). The trial did not meet the threshold for statistical significance and the primary endpoint of PFS was not met. ICLUSIG / Generic name: ponatinib – In May 2020, Takeda presented interim analysis data from the Phase II OPTIC (Optimizing Ponatinib Treatment In CML) trial during an oral session at the virtual 56th American Society of Clinical Oncology (ASCO) Annual Meeting. The OPTIC trial is an ongoing, randomized, open-label study prospectively evaluating response-based dosing regimens of ICLUSIG over a range of three starting doses (45-, 30-, or 15-mg) with the aim of optimizing its efficacy and safety in patients with chronic-phase chronic myeloid leukemia (CP-CML) who are resistant or intolerant to prior tyrosine kinase inhibitor (TKI) therapy. – In December 2020, Takeda announced that the U.S. Food and Drug Administration (FDA) approved the supplemental New Drug Application (sNDA) for ICLUSIG for adult patients with chronic-phase (CP) chronic myeloid leukemia (CML) with resistance or intolerance to at least two prior kinase inhibitors. The updated label includes an optimized, response-based ICLUSIG dosing regimen in CP- CML with a daily starting dose of 45 mg and, upon achieving ≤1% BCR-ABL1IS, dose reduction to 15 mg. This dosing regimen aims to maximize benefit-risk by providing efficacy and decreasing the risk of adverse events (AEs), including arterial occlusive events (AOEs). ALUNBRIG / Generic name: brigatinib – In May 2020, Takeda announced that the U.S. Food and Drug Administration (FDA) approved ALUNBRIG for adult patients with anaplastic lymphoma kinase-positive (ALK+) metastatic non-small cell lung cancer (NSCLC) as detected by an FDA-approved test. This approval expands ALUNBRIG’s current indication to include the first-line setting. – In September 2020, Takeda presented the sub-analysis data of ALUNBRIG at the virtual European Society for Medical Oncology (ESMO) conference. The sub-analyses of the Phase 3 ALTA 1L study reinforce both the compelling evidence of intracranial efficacy with ALUNBRIG as a first-line treatment for patients with anaplastic lymphoma kinase-positive (ALK+) non-small cell lung cancer (NSCLC) as well as associated quality of life (QoL) data. – In January 2021, Takeda announced that it obtained approval from the Japanese Ministry of Health, Labour and Welfare （MHLW）to manufacture and market ALUNBRIG as a first and second-line therapy for the treatment of patients with unresectable, advanced or recurrent ALK fusion gene- positive non-small cell lung cancer (ALK+ NSCLC). The approval was granted mainly based on the results of Brigatinib-2001 (J-ALTA), a Phase 2 clinical trial conducted in Japan involving 72 ALK+ patients with unresectable advanced or recurrent NSCLC who progressed after treatment with an ALK tyrosine kinase inhibitor, as well as the AP26113-13-301 (ALTA-1L) global Phase 3 clinical trial focused

39 on ALK+ patients with unresectable advanced or recurrent NSCLC who had not been treated with an ALK tyrosine kinase inhibitor. ADCETRIS / Generic name: brentuximab vedotin – In May 2020, Takeda announced that the European Commission (EC) extended the current conditional marketing authorization of ADCETRIS to include treatment of adult patients with previously untreated systemic anaplastic large cell lymphoma (sALCL), in combination with CHP (cyclophosphamide, doxorubicin, prednisone). Systemic anaplastic large cell lymphoma is a subtype of peripheral T-cell lymphoma (PTCL). – In May 2020, Takeda announced that ADCETRIS was approved by China’s National Medical Products Administration (NMPA) for use in adult patients with relapsed or refractory systemic Anaplastic Large Cell Lymphoma (sALCL) or CD30-positive Hodgkin Lymphoma. CABOMETYX / Generic name: cabozantinib – In April 2020, Takeda announced the top-line result from CheckMate -9ER, a global, multi-center, randomized, open-label Phase III study evaluating Ono Pharmaceutical (Ono) ‘s Opdivo (nivolumab), a human anti-human PD-1 (programmed cell death-1) monoclonal antibody, and CABOMETYX in patients with previously untreated advanced or metastatic renal cell carcinoma (RCC). In this study, OPDIVO and CABOMETYX combination treatment demonstrated a significant benefit in its primary endpoint of progression-free survival (PFS) at final analysis, compared to sunitinib, as well as its secondary endpoints of overall survival (OS) at a pre-specified interim analysis, and objective response rate (ORR). In October 2020, based on the result from CheckMate -9ER, Takeda and Ono announced that the companies submitted a supplemental application for combination therapy of OPDIVO and CABOMETYX to expand the use for the combination therapy for the treatment of unresectable, advanced or metastatic RCC to the Japanese Ministry of Health, Labour and Welfare (MHLW), for a partial change in approved items of the manufacturing and marketing approval in Japan. – In September 2020, Takeda and Chugai Pharmaceutical Co., Ltd. (Chugai) announced that they have decided to study the combination of Tecentriq (atezolizumab), an engineered anti-PD-L1 monoclonal antibody and CABOMETYX, a tyrosine kinase inhibitor, in Japan. Subsequent to a joint clinical research agreement between Roche and Exelixis and in conjunction with certain rights granted in Japan, Chugai and Takeda will study atezolizumab and cabozantinib combination therapy in Japan. The three global phase III CONTACT studies are ongoing to investigate the combination of atezolizumab and cabozantinib as a potential new treatment option in multiple tumor types, and Chugai and Takeda are planning to support these studies in Japan. – In September 2020, the first presentation of results from the pivotal Phase 3 CheckMate -9ER trial was announced by Bristol Myers Squibb and Exelixis, Inc., in which Opdivo (nivolumab) in combination with CABOMETYX showed superior overall survival (OS) and doubled median progression-free survival (PFS) and objective response rate (ORR) with a favorable safety profile vs. sunitinib in patients with previously untreated advanced or metastatic RCC. Opdivo in combination with CABOMETYX reduced the risk of death by 40% vs. sunitinib (Hazard Ratio [HR] 0.60; 98.89% Confidence Interval [CI]: 0.40 to 0.89; p=0.0010; median OS not reached in either arm). In patients receiving Opdivo in combination with CABOMETYX, median progression-free survival (PFS), the trial’s primary endpoint, was doubled compared to those receiving sunitinib alone: 16.6 months vs. 8.3 months, respectively (HR 0.51; 95% CI: 0.41 to 0.64; p<0.0001). These results were featured as a Proffered Paper during a Presidential Symposium at the European Society for Medical Oncology (ESMO) Virtual Congress 2020. The trial is sponsored by Bristol Myers Squibb and Ono Pharmaceutical Co and co-funded by Exelixis, Ipsen and Takeda.

40 – In November 2020, Takeda announced that it received approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) for a partial change to its manufacturing and marketing approval for CABOMETYX in the treatment of unresectable hepatocellular carcinoma (HCC) that has progressed after prior systemic therapy. This approval was granted based mainly on the results of a global, randomized, placebo-controlled, double-blind, Phase 3 CELESTIAL trial, which showed statistically significant improvement in efficacy over placebo and confirmed safety profile of CABOMETYX when used as second- or later line therapy in patients with advanced HCC, and the Cabozantinib-2003 trial, an open-label, single-arm, Phase 2 clinical trial in Japan testing efficacy and safety in Japanese patients with previously treated HCC. ZEJULA/ Generic name: niraparib – In September 2020, Takeda announced it received approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) to manufacture and market the oral poly (ADP-ribose) polymerase (PARP) inhibitor ZEJULA capsule 100 mg as a maintenance treatment of patients with ovarian cancer after first-line chemotherapy, a maintenance treatment of patients with platinum-sensitive relapsed ovarian cancer, and a treatment of homologous recombination deficient platinum-sensitive relapsed ovarian cancer. This approval was granted based on the results of the global, clinical, phase III PRIMA trial, the global, clinical, phase III NOVA trial, the global, clinical, phase II QUADRA trial, as well as a Japanese, clinical, phase II Niraparib-2001 trial being investigations of the safety of niraparib in Japanese patients with ovarian cancer, and a Japanese, clinical, phase II Niraparib-2002 trial being investigations of the efficacy and safety of niraparib in Japanese patients with ovarian cancer. – In November 2020, Takeda announced that it submitted an approval to the Japanese Ministry of Health, Labour and Welfare (MHLW) to manufacture and market an additional formulation of Zejula tablet 100mg for Zejula capsule 100 mg. The application is based on the results of a human bioequivalence study (3000-01-004 study) and a dissolution study that confirmed the equivalence of Zejula capsules and Zejula tablets. Zejula capsules require refrigerated storage, however the Zejula tablets for which the current application was filed can be stored at room temperature, potentially making them more convenient for medical personnel and patients. Development code: TAK-924 / Generic name: pevonedistat – In May 2020, Takeda announced the results of the Phase 2 Pevonedistat-2001 trial was presented during oral sessions at the virtual 56th American Society of Clinical Oncology (ASCO) Annual Meeting. The study evaluated pevonedistat plus azacitidine versus azacitidine alone in patients with rare leukemias, including higher-risk myelodysplastic syndromes (HR-MDS). These results show that the combination of pevonedistat and azacitidine is a highly active, promising therapeutic approach and suggest benefit in the HR-MDS subgroup across multiple clinically meaningful endpoints, including overall survival (OS), event-free survival (EFS), complete remission (CR) and transfusion independence, with a safety profile similar to azacitidine alone. – In July 2020, Takeda announced that the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy Designation for its investigational drug pevonedistat for the treatment of patients with higher-risk myelodysplastic syndromes (HR-MDS). Development code: TAK-788 / Generic name: mobocertinib – In April 2020, Takeda announced that the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy Designation for its investigational drug mobocertinib for the treatment of patients with metastatic non-small cell lung cancer (NSCLC) with epidermal growth factor receptor (EGFR) exon 20 insertion mutations whose disease has progressed on or after platinum-based chemotherapy.

41 – In September 2020, Takeda presented an updated 10-month follow-up results from the Phase 1/2 trial of mobocertinib at the virtual European Society for Medical Oncology (ESMO) conference, demonstrating mobocertinib achieved a duration of response (DoR) of more than one year in the trial’s study population of patients with epidermal growth factor receptor (EGFR) Exon20 insertion+ metastatic NSCLC (mNSCLC). – In January 2021, Takeda announced new data from the Phase 1/2 trial of mobocertinib in previously treated patients with epidermal growth factor receptor (EGFR) Exon20 insertion+ metastatic non-small cell lung cancer (mNSCLC) was presented as a late-breaking oral session at the International Association for the Study of Lung Cancer (IASLC) 2020 World Conference on Lung Cancer (WCLC). Mobocertinib, an oral targeted therapy, demonstrated clinically meaningful responses, with a confirmed objective response rate of 35% as assessed by investigator and 28% as assessed by an independent review committee (IRC). Responses shown with mobocertinib were durable, with a median duration of response of 17.5 months as assessed by IRC. The safety profile observed was manageable. The safety profile from the November (2020) data cutoff was consistent with that of the May (2020) data cutoff. – In April 2021, Takeda announced that the U.S. Food and Drug Administration (FDA) granted priority review for the New Drug Application (NDA) of mobocertinib for the treatment of adult patients with epidermal growth factor receptor (EGFR) Exon20 insertion mutation-positive (insertion+) metastatic non-small cell lung cancer (mNSCLC), as detected by an FDA-approved test, who have received prior platinum-based chemotherapy. Mobocertinib is the first oral therapy specifically designed to selectively target EGFR Exon20 insertion mutations. The NDA for mobocertinib is primarily based on results from the Phase 1/2 trial, which is evaluating the safety and efficacy of oral mobocertinib in patients with mNSCLC. The application was submitted under the FDA’s accelerated approval program. Prescription Drug User Fee Act (PDUFA) target action date is set for October 26, 2021. Rare Genetics & Hematology In rare genetics & hematology, Takeda focuses on hereditary angioedema to transform the treatment paradigm including through recently launched TAKHZYRO; going forward the focus will be on rare hematology and rare metabolic diseases, with the aim to deliver functional cures in a select group of diseases using novel modalities and platforms. TAKHZYRO / Generic name: lanadelumab-flyo – In May 2020, Takeda announced that the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) has adopted a positive opinion on a Type II Variation regulatory application and recommended the approval of a pre-filled syringe presentation of TAKHZYRO. TAKHZYRO is a subcutaneous injectable prescription medication approved in Europe for routine prevention of recurrent attacks of hereditary angioedema (HAE) in patients aged 12 years and older. – In June 2020, Takeda announced findings from two new interim analyses of data from the Phase 3 HELP (Hereditary Angioedema Long-term Prophylaxis) Study™ Open-label Extension (OLE). The analyses suggest that TAKHZYRO is well-tolerated and can prevent hereditary angioedema (HAE) attacks over an extended treatment period, with sustained and consistent reduction in monthly attack rate across a range of different patient subgroups. The data were presented at the 2020 European Academy of Allergy and Clinical Immunology (EAACI) Digital Congress. – In November 2020, Takeda announced the final results from the Phase 3 HELP (Hereditary Angioedema Long-term Prophylaxis) Study™ Open-label Extension (OLE) showing that TAKHZYRO helped prevent and reduce the frequency of hereditary angioedema (HAE) attacks long term in

42 patients 12 years of age and older who received treatment for a mean (standard deviation) duration of 29.6 (8.2) months. Results were consistent with the safety and efficacy of TAKHZYRO in the pivotal trial. The mean (min, max) HAE attack rate was reduced by 87.4% (-100; 852.8) overall versus baseline (n=212) and in a pre-specified exploratory endpoint, nearly 70% (68.9%) of patients treated with TAKHZYRO 300 mg every two weeks experienced an attack-free period of more than 12 months (n=209). The data were presented at the 2020 American College of Allergy, Asthma and Immunology (ACAAI) Virtual Annual Scientific Meeting and were also published in the November issue of ACAAI’s journal Annals of Allergy, Asthma & Immunology. – In December 2020, Takeda announced that China’s National Medical Products Administration (NMPA) approved TAKHZYRO subcutaneous injection for prophylaxis to prevent attacks of hereditary angioedema (HAE) in patients 12 years and older. – In March 2021, Takeda announced that it has submitted a New Drug Application (NDA) to the Ministry of Health, Labour and Welfare (MHLW) in Japan for lanadelumab subcutaneous injection, a monoclonal antibody therapy for prophylaxis against attacks of hereditary angioedema (HAE). The submission of the New Drug Application in Japan is primarily based on results of the global Phase 3 HELP (Hereditary Angioedema Long-term Prophylaxis) Study™ and the Phase 3 HELP Study Open- label Extension (OLE), in addition to interim results of a Phase 3 study evaluating the efficacy and safety of lanadelumab in Japanese subjects. Combined, these studies have demonstrated the efficacy and safety profile of lanadelumab as a preventive treatment for HAE attacks. ADVATE / Generic name: antihemophilic factor (recombinant), rAHF ADYNOVATE/ADYNOVI / Generic name: antihemophilic factor (recombinant), PEGylated – In June 2020, Takeda announced a scientific update from the AHEAD real-world study investigating the long-term outcomes associated with ADVATE in patients with hemophilia A, presented as an oral presentation at the World Federation of Hemophilia Virtual Summit 2020 (WFH 2020). Interim analysis results from the AHEAD real-world outcomes study demonstrate that the number of hemophilia A patients who were able to achieve zero bleeds increased over the years by receiving rAHF. For those receiving prophylaxis, the number of patients with zero bleeds increased from 34% in year 1 to 53% in year 6. For those receiving on-demand treatment, it increased from 28% in year 1 to 38% in year 6. The Antihemophilic factor (recombinant) (rAHF) Hemophilia A outcome Database (AHEAD) study evaluates long-term effectiveness and safety outcomes in patients with hemophilia A receiving rAHF in routine clinical practice. – In February 2021, Takeda announced a scientific update of seven year AHEAD study data at the European Association for Haemophilia and Allied Disorders Congress (EAHAD 2021). The data showed that prophylactic ADVATE achieved lower annualized bleeding rates (ABRs) and annualized joint bleeding rates (AJBRs) than on-demand treatment in all patients with severe hemophilia A. Adverse events occurred in 59% of patients (serious AEs in 20%). 12 patients developed de novo FVIII inhibitors. A separate analysis of patients with moderate or severe hemophilia A and target joints showed that prophylactic ADVATE maintained lower bleed rates than on-demand treatment over seven years. A further retrospective study investigated the impact of switching patients with moderate or severe hemophilia A in US clinical practice (without inhibitors) from ADVATE prophylaxis to ADYNOVATE or emicizumab. Results showed that there were no statistically significant differences in prophylactic effectiveness between treatments. Development code: TAK-620 / Generic name: maribavir – In December 2020, Takeda announced top-line results from the Phase 3 clinical trial evaluating the efficacy and safety of the investigational drug maribavir, in the treatment of transplant recipients with refractory/resistant cytomegalovirus (CMV) infection. The TAK-620-303 (SOLSTICE) trial is a

43 multicenter, randomized, open-label, active-controlled trial comparing eight weeks of treatment with either maribavir or investigator assigned treatment (IAT) in transplant recipients with CMV infection refractory or resistant to existing antiviral treatments (i.e., one or a combination of ganciclovir, valganciclovir, foscarnet or cidofovir). The SOLSTICE trial met its primary endpoint, defined as the proportion of patients who achieved confirmed CMV viremia clearance compared to IAT at the end of Study week 8. In addition, the SOLSTICE trial met its key secondary endpoint, defined as achievement of CMV viremia clearance and symptom control at end of week 8, and maintained through week 16. No new safety signals were identified and maribavir was associated with lower incidence of neutropenia compared to IAT. – In February 2021, Takeda announced, at the 2021 Transplantation & Cellular Therapy (TCT) Meetings Digital Experience, new, late-breaking Phase 3 data from the TAK-620-303 (SOLSTICE) trial, for the investigational drug maribavir which met its primary endpoint of superiority compared to conventional antiviral therapies (investigator assigned treatment, [IAT], one or a combination of ganciclovir, valganciclovir, foscarnet or cidofovir) in transplant recipients with refractory, with or without resistance (R/R), cytomegalovirus (CMV) infection/disease. Overall, more than twice as many (55.7%; n=131/235) transplant recipients with R/R CMV infection/disease treated with maribavir achieved confirmed CMV viremia clearance at Study Week 8 (end of treatment phase), the study’s primary endpoint, as compared to 23.9% (n=28/117) of those on conventional antiviral therapies (95% CI: 32.8%, 22.8–42.7; p<0.001). The study’s key secondary endpoint was met by demonstrating maribavir's improvement over conventional therapies in clearance of CMV viremia and associated symptom control maintained through Study Week 16. – In March 2021, Takeda announced the results from a subgroup analysis of the Phase 3 TAK-620-303 (SOLSTICE) trial, for the investigational drug maribavir, which supported the efficacy results from the overall randomized population, during the Presidential Symposium at the 47th Annual Meeting of the European Society for Blood and Marrow Transplantation (EBMT). More than three times as many (62.8%; 76/121) transplant recipients with confirmed genotypic resistant CMV infection at baseline treated with maribavir achieved confirmed CMV viremia clearance at Study Week 8 (end of treatment phase) compared to those treated with conventional antiviral therapies (20.3%, 14/69) (investigator assigned treatment; IAT consists of one or a combination of ganciclovir, valganciclovir, foscarnet or cidofovir) (adjusted difference [95% CI]: 44.1% [31.3, 56.9]). Neuroscience In neuroscience, Takeda is focusing its R&D investments on potentially transformative treatments for neurological and neuromuscular diseases of high unmet need, and building its pipeline through a combination of in-house expertise and partnerships. By harnessing advances in disease biology understanding, translational tools, and innovative modalities, Takeda is primarily focusing on rare neurology (e.g., narcolepsy, Amyotrophic Lateral Sclerosis, Huntington’s disease and other ataxias), as well as making targeted investments to potentially address well-defined segments of neurodegenerative diseases (e.g., Parkinson’s Disease). BUCCOLAM / Generic name: midazolam – In September 2020, Takeda announced that it has obtained a New Drug Application Approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) for BUCCOLAM for the treatment of status epilepticus. The approval this time is based on results from two Phase 3 multicenter joint intervention non-randomized open-label trials in Japan in which patients under the age of 18 and suffering from convulsive status epilepticus conditions were buccally administered the drug. BUCCOLAM is the first buccally administered formulation for status epilepticus in Japan, and can even be administered in homes or other locations outside of medical facilities under the guidance of

44 a doctor. In October 2020, Takeda completed the sale of BUCCOLAM to a subsidiary of Neuraxpharm Group (Neuraxpharm). For a defined period, Takeda will continue to provide certain services to Neuraxpharm, including serving as the Japanese marketing authorization holder. Development code: TAK-935 / OV935 / Generic name: Soticlestat – In August 2020, Takeda and Ovid Therapeutics Inc. (Ovid) announced positive topline results from the randomized Phase 2 ELEKTRA study of soticlestat in children with Dravet syndrome (DS) or Lennox- Gastaut syndrome (LGS). The ELEKTRA study achieved its primary endpoint with high statistical significance in the combined DS and LGS study population, demonstrating a 27.8% median reduction from baseline in convulsive seizure (DS) and drop seizure (LGS) frequency compared to a 3.1% median increase in patients taking placebo during the 12-week maintenance period (median placebo- adjusted reduction=30.5%; p=0.0007, based on the efficacy analysis set of 120 patients with seizure data in the maintenance period). In addition, DS and LGS patients treated with soticlestat demonstrated a 29.8% median reduction in convulsive seizure (DS) and drop seizure (LGS) frequency compared to 0.0% change in median seizure frequency in patients taking placebo during the full 20- week treatment period (titration plus maintenance) of the ELEKTRA study (placebo-adjusted reduction=25.1%; p=0.0024). Soticlestat was well-tolerated and demonstrated a safety profile consistent with the findings of previous studies, with no new safety signals identified. – In March 2021, Takeda and Ovid announced that Takeda has entered into an exclusive agreement under which Takeda secures global rights at closing from Ovid to develop and commercialize soticlestat for the treatment of developmental and epileptic encephalopathies, including Dravet syndrome (DS) and Lennox-Gastaut syndrome (LGS). Under the new exclusive agreement, all global rights to soticlestat have been secured by Takeda from Ovid, and Takeda assumes sole responsibility for further worldwide development and commercialization. Gastroenterology In gastroenterology (GI), Takeda focuses on delivering innovative, life-changing therapeutics for patients with GI and liver diseases. Takeda is maximizing the potential of our inflammatory bowel disease (IBD) franchise around ENTYVIO and ALOFISEL, expanding our position in specialty GI with GATTEX / REVESTIVE and progressing a pipeline built through partnerships exploring opportunities in motility disorders, celiac disease, and select liver diseases. ENTYVIO / Generic name: vedolizumab – In April 2020, Takeda announced that a self-injectable formulation of ENTYVIO was approved in Canada for at-home maintenance treatment of adult patients 18 years or older with moderately to severely active ulcerative colitis (UC) who have had an inadequate response, loss of response to, or were intolerant to either conventional therapy or infliximab, a tumor necrosis factor-alpha (TNFα) antagonist. The approval of a self-injectable formulation of ENTYVIO is based on the VISIBLE 1 randomized, double-blind, placebo-controlled clinical study evaluating the efficacy and safety of subcutaneous ENTYVIO as maintenance therapy for adult patients with moderately to severely active ulcerative colitis. – In May 2020, Takeda announced that the European Commission has granted a Marketing Authorization for the subcutaneous (SC) formulation of ENTYVIO, as maintenance therapy in adults with moderately to severely active ulcerative colitis (UC) or Crohn’s disease (CD). Entyvio SC will be made available in both a pre-filled syringe and a pre-filled pen. – In September 2020, Takeda announced the update on the U.S. development program for the investigational Subcutaneous Formulation (SC) of ENTYVIO as a Maintenance Therapy in adults with

45 moderate to severe Ulcerative Colitis (UC). In August 2020, Takeda had a productive meeting with the FDA to review the Company’s latest data and to seek guidance on additional data needs required to support the approval of Entyvio SC. During the meeting, Takeda gained clarity on data needs for the device, and has begun moving forward to address them. Continued testing of the device will take time, and as a result, Takeda anticipates launching Entyvio SC for moderate to severe UC in the United States in 2022, pending FDA approval. – In October 2020, Takeda announced interim results from the VISIBLE open-label extension (OLE) study on the long-term safety and efficacy of maintenance treatment with the subcutaneous (SC) formulation of Entyvio in patients with moderately to severely active ulcerative colitis (UC). In evaluating the primary safety endpoint of the trial, interim data of the UC patient population showed that following two years of maintenance therapy with vedolizumab SC, long-term safety findings were consistent with the known safety profile of vedolizumab. Patients also continued to demonstrate clinical benefit from treatment, through maintenance of clinical remission* and corticosteroid-free clinical remission** rates, the clinical efficacy outcomes of the trial. These data were announced in an oral presentation at the UEG Week Virtual 2020 congress. * Clinical remission is defined as a partial Mayo score of ≤2 with no individual subscore >1 point. ** Corticosteroid-free clinical remission is defined as patients using oral corticosteroids at baseline (week 0). GATTEX / REVESTIVE / Generic name: teduglutide – In October 2020, Takeda announced that it submitted a New Drug Application to the Japanese Ministry of Health, Labour and Welfare to manufacture and market teduglutide (recombined DNA) for the treatment of Short Bowel Syndrome. The application is based on the results of a phase III clinical trial in adult and pediatric patients conducted in Japan as well as a trial conducted overseas. The trials confirmed the efficacy of Teduglutide and no major safety issues were observed. ALOFISEL / Generic name: darvadstrocel – In February 2021, Takeda announced that it has submitted a New Drug Application to the Japanese Ministry of Health, Labour and Welfare (MHLW) to manufacture and market darvadstrocel for the treatment of complex perianal fistulas in adult patients with non-active/mildly active luminal Crohn’s disease (CD). The application filing included data from two trials, the Japanese Study Darvadstrocel- 3002 and the ADMIRE-CD trial, conducted in Europe and Israel. Study Darvadstrocel-3002 is a Phase 3, multicenter, open-label, uncontrolled study investigating the efficacy and safety of darvadstrocel for the treatment of complex perianal fistulas in 22 Japanese adult patients with non-active/mildly active luminal CD. Results from Study Darvadstrocel-3002 will be presented at a scientific meeting in the near future. ADMIRE-CD was a randomized, double-blind, controlled, Phase 3 trial investigating the efficacy and safety of darvadstrocel for the treatment of complex perianal fistulas in 212 adult patients with non-active/mildly active luminal CD. TAKECAB / Generic name: vonoprazan – In March 2021, Takeda announced that Takeda submitted a New Drug Application to the Japanese Ministry of Health, Labour, and Welfare (MHLW) for approval to manufacture and market TAKECAB OD 10 mg and TAKECAB OD 20 mg, orally disintegrated tablets, as additional formulations of TAKECAB 10 mg and TAKECAB 20 mg, developed by Takeda for treating acid-related disease. The application for approval is based on a human bioequivalence study conducted in Japan (TAK- 438ODT-1001) and dissolution tests. Development code: TAK-721 / Generic name: budesonide oral suspension

46 – In December 2020, Takeda announced that the U.S. Food and Drug Administration (FDA) accepted for review the Company’s New Drug Application (NDA) and granted Priority Review for the investigational therapy budesonide oral suspension, TAK-721, which has been designed specifically for eosinophilic esophagitis (EoE). If approved, TAK-721 will be the first FDA-approved treatment for EOE, and Takeda plans to use the trade name Eohilia. TAK-721 previously received both Breakthrough Therapy designation and Orphan Drug designation from the FDA. Plasma-Derived Therapies Takeda created a dedicated plasma-derived therapy business unit with a focus to manage the business end- to-end, from plasma collection to manufacturing and commercialization. In plasma-derived therapies, we maximize the therapeutic value of plasma-derived therapies for patients with rare and complex diseases through innovation across the product life cycle. The dedicated R&D organization in PDT is charged with identifying new targeted therapies and optimizing efficiencies of current product manufacturing. PDT focuses on developing products which are essential for effectively treating patients with a variety of rare, life- threatening, chronic and genetic diseases across the world. Development code: CoVIg-19 (previously TAK-888) / Generic name: anti-SARS-CoV-2 polyclonal hyperimmune immunoglobulin – In April 2020, Takeda announced that Biotest, BPL, LFB, and Octapharma joined the CoVIg-19 Plasma Alliance formed by CSL Behring and Takeda to develop a potential plasma-derived therapy for treating COVID-19. The alliance begins immediately with the investigational development of one, unbranded anti-SARS-CoV-2 polyclonal hyperimmune immunoglobulin medicine with the potential to treat individuals with serious complications from COVID-19. – In May 2020, the CoVIg-19 Plasma Alliance announced that it has expanded globally to include 10 plasma companies, and also includes global organizations from outside the plasma industry who are providing vital support to encourage more people who recovered from COVID-19 to donate plasma. In addition to those announced at its inception - Biotest, BPL, CSL Behring, LFB, Octapharma and Takeda - the Alliance welcomes new industry members ADMA Biologics, BioPharma Plasma, GC Pharma, and Sanquin. Together, these organizations will contribute specialist advisory expertise, technical guidance and/or in-kind support to contribute to the Alliance goal of accelerating development and distribution of a potential treatment option for COVID-19. – In October 2020, the CoVIg-19 Plasma Alliance announced that patients are now being enrolled in the Inpatient Treatment with Anti-Coronavirus Immunoglobulin (ITAC) Phase 3 clinical trial sponsored by the National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH). The trial will evaluate the safety, tolerability and efficacy of an investigational anti- coronavirus hyperimmune intravenous immunoglobulin (H-Ig) medicine for treating hospitalized adults at risk for serious complications of COVID-19 disease. The global multi-center, double-blind, placebo- controlled, randomized trial will enroll 500 adult patients at up to 58 sites in the United States, Mexico and 16 other countries on five continents utilizing the NIH’s International Network of Strategic Initiatives in Global HIV Trials (INSIGHT) Network). – In April 2021, The CoVIg-19 Plasma Alliance announced that the Phase 3 Inpatient Treatment with Anti-Coronavirus Immunoglobulin (ITAC) clinical trial sponsored and funded by the National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH), did not meet its endpoints. No serious safety signals were raised in the trial. The study aimed to determine whether an investigational anti-coronavirus hyperimmune intravenous immunoglobulin (H-Ig) medicine could reduce the risk of disease progression when added to standard of care treatment including remdesivir in hospitalized adult patients at risk for serious complications. Analyses remain ongoing and NIAID

47 and the INSIGHT Network intend to publish the full results of the trial soon. Following the outcome of the ITAC trial, the CoVIg-19 Plasma Alliance’s work now concludes. Vaccine In vaccines, Takeda is applying innovation to tackle some of the world’s most challenging infectious diseases such as dengue, COVID-19, zika, and norovirus. To support the expansion of our pipeline and the development of our programs, we have entered into partnerships with government organizations in Japan and the U.S., and leading global institutions. Such partnerships have been essential in building the critical capabilities that will be necessary to deliver on our programs and realize their full potential. Development code: NVX-CoV2373 (Japanese development code: TAK-019) / Generic name: COVID-19 vaccine – In August 2020, Takeda and Novavax, Inc. (Novavax) announced a partnership for the development, manufacturing and commercialization of NVX CoV2373, Novavax’ COVID-19 vaccine candidate, in Japan. NVX-CoV2373 is a stable, prefusion protein made using Novavax’ recombinant protein nanoparticle technology and includes Novavax’ proprietary Matrix-MTM adjuvant. Takeda and Novavax are partnering on manufacturing, clinical development and regulatory activities in Japan. Novavax will license and transfer manufacturing technologies to enable Takeda to manufacture the vaccine antigen and will supply the Matrix-M adjuvant to Takeda. Takeda will be responsible for regulatory submission to the Japanese Ministry of Health, Labour and Welfare (MHLW) and will produce and distribute NVX-CoV2373 in Japan. Takeda will receive funding from MHLW to support the technology transfer, establishment of infrastructure and scale-up of manufacturing. Takeda anticipates the capacity to manufacture over 250 million doses of the COVID-19 vaccine per year. – In February 2021, Takeda announced that the first subject was dosed in its Phase 1/2 immunogenicity and safety study of Novavax’ COVID-19 vaccine candidate (TAK-019) in Japan. Takeda will receive a manufacturing technology transfer from Novavax and will be responsible for the development and commercialization based on manufacturing capacity of over 250 million doses of TAK-019. Results from the TAK-019 study are expected in the second half of 2021. Once available, the study results will be submitted to the Japan Pharmaceuticals and Medical Devices Agency (PMDA) as part of the NDA filing process. Pending regulatory approval, Takeda aims to start distributing TAK-019 in late 2021. Development code: mRNA-1273 (Japanese development code: TAK-919)/ Generic name: COVID-19 vaccine • In October 2020, Takeda announced that it will import and distribute 50 million doses of Moderna, Inc.’s (Moderna) COVID-19 vaccine candidate, mRNA-1273, starting in the first half of 2021, pending licensure in Japan. This effort is part of a three-way agreement among Takeda, Moderna and the Japanese Ministry of Health, Labour and Welfare (MHLW). Under the terms of the new agreement with the MHLW and Moderna, Takeda will be responsible for securing the necessary regulatory approvals prior to distributing 50 million doses of Moderna’s COVID-19 vaccine candidate in Japan. Moderna will provide finished product and will support Takeda with its development and regulatory efforts. • In January 2021, Takeda announced that it initiated a clinical phase 1/2 study in Japan of TAK-919. This study is a placebo-controlled study to evaluate the safety and immunogenicity of the mRNA-1273 vaccine in 200 adult subjects. • In February 2021, Takeda announced that it has completed enrollment in the Company’s Phase 1/2 immunogenicity and safety study of Moderna’s COVID-19 vaccine candidate (TAK-919) in Japan. • In March 2021, Takeda announced that it has submitted a New Drug Application to the Government of Japan’s Ministry of Health, Labour and Welfare (MHLW) to import and distribute Moderna’s mRNA

48 COVID-19 vaccine candidate (TAK-919). Takeda is currently conducting a Phase 1/2 immunogenicity and safety trial studying two vaccinations of TAK-919 given 28 days apart versus placebo in 200 healthy Japanese adults. Study results are expected to be available in May, at which point they will be submitted to the Japan Pharmaceuticals and Medical Devices Agency (PMDA). The submission at this point included safety and efficacy results from Moderna’s pivotal Phase 3 COVE trial conducted in the US. Pending regulatory approval, Takeda intends to start distributing TAK-919 in the first half of 2021. • In May 2021, Takeda announced positive interim results from the ongoing Phase 1/2 immunogenicity and safety clinical trial of TAK-919 in Japan have been submitted to the Japan Pharmaceuticals and Medical Devices Agency (PMDA). Takeda currently has a three-way agreement with Moderna and the Government of Japan’s Ministry of Health Labour and Welfare (MHLW) to import and distribute 50 million doses of TAK-919 in Japan. This interim analysis showed binding antibody and neutralizing antibody titres were elevated at 28 days after the second dose in 100% of people vaccinated with two 0.5ml doses of TAK-919 given 28 days apart. The vaccine candidate was generally well-tolerated with no significant safety concerns reported. The study results were submitted to the Japan Pharmaceuticals and Medical Devices Agency (PMDA) to be evaluated as part of the New Drug Application submitted in March 2021, which also includes safety and efficacy results from Moderna’s pivotal Phase 3 COVE trial conducted in the U.S. Takeda aims to begin distribution of TAK-919 immediately following regulatory approval, should it be granted. Development code: TAK-003 / Generic name: Dengue vaccine • In March 2021, Takeda announced that the European Medicines Agency (EMA) has accepted the Company’s filing packages for its dengue vaccine candidate (TAK-003) which is being investigated for the prevention of dengue due to any dengue virus serotype in individuals ages four to 60. Regulatory submissions for TAK-003 include long-term safety and efficacy data through 36 months from the ongoing pivotal Phase 3 Tetravalent Immunization against Dengue Efficacy Study (TIDES) trial. Takeda intends to present and publish details of the 36-month data at a scientific meeting and in a peer-reviewed journal this year. Takeda is participating in the EMA’s first-ever parallel assessment of a medicinal product for use in the European Union (EU), and through the EU-M4all (previously Article 58) procedure for countries outside of the EU. Along with the scientific opinion issued by the Committee for Medicinal Products for Human Use (CHMP), national regulators in countries participating in the EU-M4all procedure will conduct their own assessments to determine if national marketing authorizations for TAK-003 are granted. Takeda is also seeking approval of TAK-003 in dengue-endemic countries that are not participating in the EU-M4all procedure. Building a sustainable research platform / Enhancing R&D collaboration In addition to our concentrated efforts to increase our in-house research and development capabilities, external partnerships with third-party partners are a key component of our strategy for enhancing our R&D pipeline. Our strategy to expand and diversify our external partnerships allows us to take part in research of a wide variety of new products and increases the chances that we will be able to take part in a major research- related breakthrough. – In June 2020, Takeda and Neurocrine Biosciences, Inc. (Neurocrine Biosciences) announced a strategic collaboration to develop and commercialize compounds in Takeda’s early-to-mid-stage psychiatry pipeline. Specifically, Takeda granted an exclusive license to Neurocrine Biosciences for seven pipeline programs, including three clinical stage assets for schizophrenia, treatment-resistant depression and anhedonia. – In June 2020, Takeda and Carmine Therapeutics (Carmine) signed a research collaboration agreement to discover, develop and commercialize transformative non-viral gene therapies for two

49 rare disease targets using Carmine’s REGENT(TM) technology, based on red blood cell extracellular vesicles. – In August 2020, members of the COVID R&D Alliance, Takeda, AbbVie, Inc. and Amgen Inc. (Amgen) announced the first patients enrolled in the I-SPY COVID Trial (Investigation of Serial Studies to Predict Your COVID Therapeutic Response with Biomarker Integration and Adaptive Learning) clinical trial. The I-SPY COVID Trial will evaluate the efficacy of cenicriviroc, a chemokine (CCR2 and CCR5) dual-receptor antagonist, Otezla (apremilast), a PDE4 inhibitor, and Firazyr (icatibant injection), a bradykinin B2 receptor antagonist in severely ill, hospitalized COVID-19 patients who require high- flow oxygen. The I-SPY COVID Trial utilizes Quantum Leap Healthcare Collaborative's adaptive platform trial design, which is intended to increase trial efficiency by minimizing the number of participants and time required to evaluate potential treatments. In April 2021, the icatibant arm of the I-SPY COVID trial has concluded since it reached the predefined futility criterion. – In September 2020, Takeda announced the expansion of its cell therapy manufacturing capabilities with the opening of a new 24,000 square-foot R&D cell therapy manufacturing facility at its R&D headquarters in Boston, Massachusetts. The facility provides end-to-end research and development capabilities and will accelerate Takeda’s efforts to develop next-generation cell therapies, initially focused on oncology with potential to expand into other therapeutic areas. – In October 2020, Takeda and Arrowhead Pharmaceuticals Inc. (Arrowhead) announced a collaboration and licensing agreement to develop ARO-AAT/TAK-999, a Phase 2 investigational RNA interference (RNAi) therapy in development to treat alpha-1 antitrypsin-associated liver disease (AATLD). ARO-AAT/TAK-999 is a potential first-in-class therapy designed to reduce the production of mutant alpha-1 antitrypsin protein, the cause of AATLD progression. Under the terms of the agreement, Takeda and Arrowhead will co-develop ARO-AAT/TAK-999 which, if approved, will be co- commercialized in the United States under a 50/50 profit-sharing structure. Outside the U.S., Takeda will lead the global commercialization strategy and receive an exclusive license to commercialize ARO-AAT/TAK-999. – In December 2020, PeptiDream Inc. (PeptiDream) and Takeda announced that they agreed to a collaborative research and exclusive license agreement to create peptide-drug conjugates (PDCs) for neuromuscular diseases. Despite advances in the understanding of neuromuscular diseases, the broad biodistribution required to target key tissues throughout the body that contribute to disease remains a key challenge for drug development. The agreement aims to address these challenges by conjugating peptides developed by PeptiDream and JCR Pharmaceuticals Co., Ltd. that bind to the transferrin receptor to specific drug payloads selected by Takeda to improve their profile of tissue distribution for treating neuromuscular diseases. – In December 2020, three members of the COVID R&D Alliance - Takeda, Amgen and UCB, Inc. (UCB) - announced the first patient enrolled in the COMMUNITY Trial (COVID-19 Multiple Agents and Modulators Unified Industry Members), a randomized, double-blind, placebo-controlled, adaptive platform trial that enables an array of therapeutic candidates to be studied in hospitalized COVID-19 patients. Uncontrolled vascular and immune inflammatory responses have proven to be hallmark symptoms in patients facing severe COVID-19 infections. These patients may face increased risk of acute respiratory distress syndrome (ARDS), stroke and death. Initial therapies entering into COMMUNITY were selected based upon their potential to suppress or control the immune response or the resulting inflammation. These include: Amgen’s OTEZLA (apremilast), which may suppress immune response inflammation; Takeda’s investigational intravenous administration of lanadelumab, which modulates the kallikrein-kinin system and suppresses production of bradykinin, potentially lessening inflammation; UCB’s zilucoplan, an investigational medicine that may reduce overactivation of the immune system that contributes to ARDS. In May 2021, new patient enrollment has been stopped in the investigational IV lanadelumab arm of the COMMUNITY study due to administration

50 challenges with the IV infusion. These challenges impacted the ability to collect consistent data. There were no safety concerns associated with lanadelumab in the study. Participation in the study will be completed and patients will be followed. The administration challenges are unique to the IV infusion and are not associated with the subcutaneous injection formula of lanadelumab. – In March 2021, Takeda announced the exercise of its option to acquire Maverick Therapeutics, Inc. (Maverick) a private biopharmaceutical company pioneering conditionally active bispecific T-cell targeted immunotherapies. Under the agreement, Takeda will obtain Maverick’s T-cell engager COBRA™ platform and a broad development portfolio, including Maverick’s lead development candidate TAK-186 (MVC-101) currently in a Phase 1/2 study for the treatment of EGFR-expressing solid tumors, and TAK-280 (MVC-280), which is anticipated to enter the clinic in the second half of Takeda’s fiscal year 2021 for the treatment of patients with B7H3-expressing solid tumors. After closing of the transaction in April 2021, Maverick employees, including its team of talented scientists, joined Takeda’s Research & Development organization. (3) Facility Investment (Tangible assets) / Fund Procurement The total amount of investment in tangible assets (on an acquisition basis) during the year was 213.7 billion JPY mainly for expansion and renewal of manufacturing facilities as well as R&D facilities. As regards fund procurement, in April 2020, the mandatory repayment of 10 billion JPY was made on USD and EUR syndicated loans in accordance with the underlying loan agreements. Following this, on July 9, 2020, Takeda issued unsecured U.S. dollar-denominated senior notes with an aggregate principal amount of 7,000 million USD and unsecured Euro-denominated senior notes with an aggregate principal amount of 3,600 million EUR. The proceeds from the offerings of these notes were efficiently deployed towards accelerating the repayment of syndicated loans of 3,250 million USD and 3,019 million EUR on July 10, 2020, together with the early redemption of unsecured senior notes with face values of 2,400 million USD and 1,250 million EUR on August 3, 2020 in advance of their original maturities of September 2021 and November 2020 respectively. In July 2020, 130 billion JPY in mandatory repayments of debt issued in July 2013 were made comprising 70 billion JPY in loans and 60 billion JPY in unsecured straight bonds. Additionally, in November 2020, a mandatory repayment of 1,000 million EUR in unsecured floating rate senior notes was made, the notes having been incurred in connection with the Shire Acquisition. In addition, Takeda executed the early redemption of unsecured senior notes with face values of 2,450 million USD, comprising 1,250 million USD on February 26, 2021, 900 million USD on January 22, 2021, and 300 million USD on February 25, 2021 in advance of their original maturities of November 2021, September 2021 and January 2022 respectively. There was also a decrease of 144.0 billion JPY in commercial paper drawings in the year ended March 31, 2021. As a result, the consolidated outstanding balances of bonds and loans as of the end of March 2020 were 3,532.2 billion JPY and 1,103.2 billion JPY respectively. (4) Issues for the Takeda Group to Address This discussion and analysis contains forward-looking statements based on the current assumptions as of March 31, 2021. Takeda Corporate Philosophy is as below: Purpose Takeda exists to create “better health for people, brighter future for the world.” Values We are guided by our values, which incorporate Integrity, Fairness, Honesty and Perseverance, with Integrity at the core. They are brought to life through actions based on Patient-Trust-Reputations-Business, in that order.

51 Vision Our vision is to “discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet.” Imperatives We honor our responsibility to patients, colleagues and other stakeholders as well as the communities where we operate. Our imperatives help us realize our vision and purpose. Patient • We responsibly translate science into highly innovative, life-changing medicines and vaccines, and accelerate access to improve lives worldwide. People • We create an exceptional people experience. Planet • We protect our planet. Data and Digital • Unleash the power of data and digital. In the global pharmaceutical industry, the pace of innovation is quicker than ever, with the recent introduction of a number of new medical technologies such as immunotherapies in oncology, and cell and gene therapy. While such medical innovation has improved healthcare outcomes, escalating research and development ("R&D") costs associated with developing innovative biopharmaceuticals, combined with rapidly aging populations, has posed financial challenges to healthcare systems around the world. Consequently, payers are becoming increasingly selective in determining which treatments will be reimbursed. National governments are promoting generic and biosimilar alternatives, and are increasing downward pressure on drug prices. On the other hand, many unmet medical needs still exist. The roles expected of R&D-driven pharmaceutical companies are expanding to include improving the affordability of medicines for patients and maintaining sustainable healthcare systems. Amid such a business environment, Takeda has been on a transformation journey, focused on becoming an agile, values-based, R&D-driven global biopharmaceutical company well positioned to deliver innovative medicines and transformative care to patients around the world. With the Shire Acquisition completed in January 2019, we have taken a major step in this transformation. The Shire Acquisition enhanced Takeda’s competitiveness among the leading global pharmaceutical companies, creating a combined company with an improved balance of geographic footprint and the scale to be competitive in key markets such as the U.S. Revenue in the U.S. has increased to almost half of the consolidated revenue. It also strengthened Takeda’s presence in the areas of gastroenterology ("GI") and neuroscience, and provided leading positions in rare diseases and plasma-derived therapies. It also contributed to a highly complementary, robust, modality- diverse pipeline and a strengthened R&D engine focused on innovation. In terms of financial benefits, the Shire Acquisition enhanced Takeda’s cash flow profile, increasing our capacity to invest in rapidly advancing medical technologies, while reinforcing our commitment to deliver returns to shareholders. The integration of Shire has been essentially completed and in a manner consistent with Takeda’s core values, led by a diverse and experienced management team. We are now operating as "One Takeda," focused on delivering long-term value to patients, society, and shareholders. In order to manage the execution of our strategy in each region, Takeda has organized its operations into four regional business units: the United States, Japan, Europe & Canada, and a Growth and Emerging Markets region comprised of China, Latin America, the Middle East and Africa, Asia Pacific, and Russia and the Commonwealth of Independent States. This local-centricity within the global organization gives Takeda

52 the agility to respond to the needs of each region, such as access and affordability of our medicines. In addition to the four regional business units, Takeda also has specialty business units in Oncology, Vaccines, and Plasma-Derived Therapies, which are responsible for the end-to-end management of these highly specialized business areas. Takeda will continue to engage in the following three strategic priorities to drive sustainable mid- to long-term growth. 1) Business Area Focus A focus on five key business areas: GI, rare diseases, plasma-derived therapies, oncology, and neuroscience. 2) R&D Engine As a patient-focused and science-driven company, Takeda strives to translate science into highly innovative life-changing medicines. We have built an R&D engine based on therapeutic area focus, a leading partnership model, and investment in novel mechanisms and capabilities. We focus our efforts on four therapeutic areas within innovative biopharma: oncology, rare genetics and hematology, neuroscience and gastroenterology. We also make targeted R&D investment in plasma-derived therapies and vaccines. Fiscal year 2021 is a year of inflection for Takeda’s pipeline as we begin to see the fruits of our R&D transformation efforts. Up to 6 new molecular entity (NME) regulatory submissions are anticipated by the end of the fiscal year 2021, with potential for 4 approvals. Takeda also expects 7 NMEs to be in pivotal studies across 10 indications by the end of the fiscal year 2021. We have made significant progress in transforming the pipeline in recent years, and we are raising our investment in fiscal year 2021 in order to maximize the potential in the pipeline. 3) Financial Strength Takeda’s financial strength involves a focus on driving margin expansion in the mid-to long-term and generating cash flow to invest in the business, deleverage rapidly, and return cash to shareholders. We are targeting a 2x (i.e. "low-twos") net debt/adjusted EBITDA ratio within the fiscal years ending March 2022 to March 2024. To accelerate our progress towards this target, we have been pursuing and executing select disposals, with a target of divesting approximately $10 billion of non-core assets. Takeda has announced 12 deals since January 2019 and completed most sales with the goal of $10 billion achieved. When tracking its financial performance for internal planning and performance evaluation purposes, Takeda uses the concept of Underlying Growth. Underlying Growth compares two periods of financial results which are calculated by excluding the impacts of divestitures and other amounts or those unrelated to our ongoing operations, using a constant currency basis. Takeda believes including Underlying Growth can provide investors with additional information as it compares performance of business activities under a common basis. Other Priorities In addition to the above-mentioned strategic priorities, our top priority during the outbreak of COVID-19 is to do all we can to protect the health of our employees, those who work alongside them, their families and our communities, while making sure our medicines and services continue to reach patients who rely on them. For the details of Takeda’s initiatives, please refer to “Impact of the Spread of the Novel Coronavirus Infectious Disease (COVID-19) and Takeda’s Initiatives in Response.” Takeda is also committed to purpose-led sustainability. As one of the global biopharmaceutical companies, Takeda fully understands its responsibilities to patients, employees, shareholders, payers, regulators and governments, as well as the communities where we operate. We can only earn the acceptance, respect and trust of society if we take these Environmental, Social and Governance (ESG) responsibilities seriously.

53 We conducted a comprehensive materiality assessment in FY2019 to identify which nonfinancial issues are strategically important to our company and stakeholders. We incorporated the results of this assessment into our corporate philosophy. Embedding material topics into our overall business operations and strategy ensures that we allocate resources and make choices to contribute solutions to meeting global challenges. For example, as part of Takeda’s commitment to environmental stewardship Takeda announced it will achieve carbon neutrality across its value chain by 2040 by eliminating all greenhouse gas (GHG) emissions from its operations (Scope 1 and Scope 2), working with its suppliers to significantly reduce their emissions (Scope 3), and addressing any remaining Scope 3 emissions through verified carbon offsets. Takeda achieved carbon neutrality across its value chain for FY19 through continuous focus on internal energy conservation measures, procurement of green energy and investment in renewable energy certificates and high-quality, verified carbon offsets. Additionally, Takeda is committed to having a workforce as diverse as the communities and patients it serves. Takeda believes that diversity, equity and inclusion (DE&I) are nonnegotiable – not only within the company, but also in the communities where we operate and serve patients. Our ambition is to drive positive change by promoting and improving diversity, equity and inclusion. Globally, we launched our first ever Global DE&I Council, led by members of the Takeda executive team, and also have an interview series with Takeda leaders on unconscious bias and opportunities to help ensure more diverse, equitable and inclusive workplaces. Takeda’s ESG commitment – including its Access to Medicines strategy and Global Corporate Social Responsibility Program – is evident through recognition by many benchmark ESG indices. For instance, Takeda has earned an industry-leading position within the 2021 Access to Medicine (AtM) Index published in January 2021. Takeda achieved notable, high scores in all three technical areas evaluated by the Index, including being ranked first in Governance of Access. Takeda also demonstrated strong performance in the areas of health system strengthening, compliance and R&D capacity building. Impact of the Spread of the Novel Coronavirus Infectious Disease (COVID-19) and Takeda’s Initiatives in Response (i) Impact of COVID-19 on Takeda’s Operations and Financial Condition It has now been more than a year since the COVID-19 pandemic began, and Takeda continues to respond and provide industry support in a number of ways. While vaccines are becoming more broadly available, we continue to strictly adhere to local public health guidance across our geographies in addition to the existing protocols we have had in place over the past year, and monitor any potential impacts of effects of COVID-19 on our business activities. In monitoring demand for our products, we have seen limited impact to date as many of our medicines are for severe chronic or life-threatening diseases, without the requirement of a hospital elective procedure. In terms of our global supply chain, based on current assessments, we have not yet seen, nor do we anticipate, any material potential supply distribution issues due to the COVID-19 outbreak. During the year, we have continued voluntary suspensions of certain business activities, including business travel, attending industry events, and holding company-sponsored events. In the early stages of the global pandemic, we placed a temporary pause on the initiation of new clinical trial studies, with the exception of CoVIg-19, the investigational plasma-derived therapy for COVID-19. At the same time, for studies already ongoing, we temporarily paused the activation of new study sites and new patient enrollment with a small number of exceptions. This was a short-term action and we have now resumed most of our trial activities.

54 While we do anticipate some delays on some studies, we anticipate that we will regain this time as studies restart. We are closely monitoring the situation on a per-study level, down to each country and site in the event that we need to temporarily pause studies again due to the impact of COVID-19. As we continue to monitor developments in the financial markets, we currently do not anticipate any material liquidity or funding-related issues. (ii) Takeda’s Initiatives to Mitigate the Impact of COVID-19 Guided by our values, Takeda's response to COVID-19 continues to focus on protecting the health and safety of our employees, our ability to ensure our medicines are available to patients who rely on them and playing our part to reduce transmission and support the communities where our employees live and work. In order to address the issues relating to COVID-19, in January 2020 we activated a Global Crisis Management Committee (GCMC), who along with the support of internal and external experts has guided Takeda’s response to the pandemic. This includes the development of employee guidance, support resources, and implementing enhanced infection control and workplace case management protocols across our essential operations. The GCMC have also developed comprehensive workplace readiness checklists to support a safe and gradual return to office workplaces where this is possible. With regards to measures to safeguard employees, we continue to enforce work from home policies and provide enhanced technology to support such initiatives. We have applied our telework guidance broadly to our global employees including as many of our customer-facing employees as possible, especially those who interact with health care professionals. For our employees who are required to continue to work on-site in our manufacturing, laboratory, and BioLife plasma donation facilities, we have implemented enhanced safety measures to mitigate the spread of the virus. Our GCMC and a dedicated Return to the Workplace Team developed guidance on how to configure our "new workplace" to limit the introduction and transmission of the COVID-19 virus while maintaining and even strengthening our operations. Plans have been tailored to each country and are based on the science, epidemiology, and relevant local public health context, but also follow common principles and requirements such as compliance with local government and public health regulations; workplace readiness including necessary infection prevention measures like face coverings and physical distancing; reduced population density; enhanced infection control protocols; employee-specific circumstances; and a careful, stepwise approach. In terms of our post-COVID workplace strategy, we do not intend to have one single strategy or policy. Instead, we have created core principles, designed guidance and toolkits to help Takeda leaders determine and implement the best working environment strategy for their teams. We have continued to suspend all non-essential international travel and large external meetings until further notice, while monitoring the situation on an ongoing basis. Our field force are resuming a small number of face-to-face engagements with customers, with the majority of all interactions still virtual. Where we are engaging face-to-face, it is only with the agreement of healthcare providers and employees follow strict infection prevention protocols set out by both Takeda and any additional public health and customer requirements. Takeda has aided the COVID-19 response through donations, including approximately US$25 million to non- profit organizations including the Red Cross and United Nations-led organizations (World Food Programme (WFP), United Nations Population Fund (UNFPA), and International Atomic Energy Agency (IAEA)), while also providing in-kind donations and matching employee donations. In order to maintain business continuity, we are managing levels of inventory, including assessing alternative suppliers for the production of our medicines, to secure product supply continuity for patients. This strategy is generally applied across our global supply chain for key starting materials, excipients, raw materials, APIs,

55 and finished products. We are tracking the situation as it evolves and will take all necessary actions in an effort to ensure supply continuity for the people we serve. In R&D, where possible, Takeda has implemented solutions such as direct-to-patient delivery of study medicines and the re-evaluation of trial design to account for potential disruptions. We continue to assess and build out digital technologies to enable remote monitoring of patients enrolled in clinical trials. The CoVIg-19 Plasma Alliance is one example of Takeda’s initiatives to develop potential therapies to combat COVID-19. In April 2020, Takeda and CSL Behring co-founded the Alliance with other leading global and regional manufacturers of plasma-derived therapies. Together, the Alliance members collaborated to develop and manufacture an investigational non-branded plasma-derived hyperimmune globulin (H-Ig) medicine, referred to as CoVIg-19 for adults hospitalized with COVID-19 at risk for serious complications. The H-Ig was evaluated in a multi-national Phase 3 clinical trial funded by the National Institute of Allergy and Infectious Disease (NIAID) of the U.S. National Institutes of Health (NIH) that was completed in March 2021. While the clinical trial did not meet its endpoints, the program may contribute to a growing understanding of this challenging virus and strategies for patient care. Following the outcome of the trial, the CoVIg-19 Plasma Alliance's work now concludes. In addition to the CoVIg-19 Plasma Alliance, Takeda has undertaken a number of efforts to help the world respond to COVID-19, including the evaluation of a number of our marketed products and pipeline compounds for efficacy against the COVID-19 virus and participation in global research collaborations. Takeda has also announced two partnerships to bring COVID-19 vaccines to Japan. The first partnership is with Novavax, for the development, manufacturing and commercialization of its COVID-19 vaccine candidate NVX CoV2373 (development code in Japan: TAK-019) in Japan. The second partnership is with Moderna and the Government of Japan’s Ministry of Health Labour & Welfare (MHLW) to import and distribute its COVID-19 vaccine candidate mRNA-1273 (development code in Japan: TAK-919) in Japan. In May 2021, Takeda announced positive interim results from the phase 1/2 immunogenicity and safety clinical trial of TAK- 919 in Japan have been submitted to the Japan Pharmaceuticals and Medical Devices Agency (PMDA). Additionally, Takeda has also announced a mutual agreement with IDT Biologika GmbH (IDT) to utilize capacity at IDT previously reserved for Takeda’s dengue vaccine candidate to manufacture the single-shot COVID-19 vaccine developed by Janssen Pharmaceutical Companies of Johnson & Johnson. (iii) Business risks associated with the continued global spread of COVID-19 Depending on the severity and duration of the impacts resulting from COVID-19 pandemic, and despite our various efforts, we may experience further adverse effects on our business including, but not limited to, disruptions to our ability to procure raw materials or to supply products, additional disruptions to our clinical trial programs, or disruptions to our ability to observe regulations applicable to us. Many regions worldwide are still experiencing waves of the COVID-19 pandemic, and it remains unclear how long the pandemic and measures intended to stop or slow its spread will last. In addition, vaccine availability continues to roll out in phases across the globe. Even if the global spread of COVID-19 is slowed or halted, the effects may continue to affect our business, financial condition and results of our operations for a potentially extended period of time. It is unclear what the medium-term financial implications of the COVID-19 pandemic will be, particularly with respect to those which may arise from issues such as rising unemployment, changes in payer mix, and the possibility of the introduction of government initiatives to reduce healthcare spending. We will continue to closely monitor the situation and take necessary measures to minimize any future business risks. (iv) FY2020 financial impact from COVID-19 While the overall impact of the global spread of COVID-19 on Takeda’s consolidated financial results for the fiscal year ended March 31, 2021 was not material, there were adverse effects on the revenue due to COVID-

19 observed in certain therapeutic areas, especially Neuroscience in which stay-at-home restrictions reduced patient visits to medical care providers. This trend fluctuated throughout the fiscal year. These adverse impacts have been partially offset by benefits from prescribing trends during the pandemic, such as an expansion of certain products with a more convenient administration profile that was observed in the early phase of the outbreak. With regard to operating expenses, voluntary suspension of certain business activities such as business travel and events in response to COVID-19 led to lower spending. As a result of these factors, the impact of the global spread of COVID-19 on Takeda's profit was immaterial.

(v) FY2021 anticipated financial impact from COVID-19 and assumptions used for the financial forecast

Please refer to "Financial Forecast for Fiscal 2021".

Basic Policy for Profit Distribution

Takeda is delivering on its financial commitments and has a strong cash flow outlook driven by business momentum, cost synergies, and non-core asset divestitures. Guided by our values and our commitment to Patients, People and Planet, we will allocate capital to maximize value for patients and shareholders.

Takeda's policy in the allocation of capital is as follows:

- Invest in growth drivers;
- Deleverage rapidly; and
- Shareholder returns.

In respect of "Invest in growth drivers", Takeda makes disciplined and focused investments in value-creating business opportunities including R&D, new product launches, including in China, and plasma-derived therapies. With regards to "Deleverage rapidly", Takeda is targeting a 2x (i.e. "low-twos") net debt/adjusted EBITDA ratio within fiscal years ending March 2022 - March 2024 and has committed to maintaining solid investment grade credit ratings. In respect of "Shareholder returns", Takeda maintains its well-established dividend policy of 180 yen per share annually. We expect underlying growth momentum to continue over the mid-term.

Financial Forecast for Fiscal 2021

The full year consolidated reported forecast for fiscal 2021 is as below:

Full Year Reported Forecast for the Fiscal Year Ending March 31, 2022 (FY2021)

Billion JPY or percentage

	FY2020	FY2021	Change over the previous year	
Revenue	3,197.8	3,370.0	+172.2	+5.4 %
Operating profit	509.3	488.0	(21.3)	(4.2)%
Profit before tax	366.2	352.0	(14.2)	(3.9)%
Net profit for the year (attributable to owners of the Company)	376.0	250.0	(126.0)	(33.5)%
EPS (JPY)	240.72	159.91	(80.81)	(33.6)%
Core Operating Profit	967.9	930.0	(37.9)	(3.9)%
Core EPS (JPY)	420	394	(26)	(6.2)%

56

[Revenue]

Takeda expects FY2021 revenue to be 3,370.0 billion JPY, an increase of 172.2 billion JPY or +5.4% from FY2020, with business momentum of Takeda's 14 global brands and the one-time gain from the sale of a portfolio of diabetes products in Japan* fully offsetting impacts from divestitures. Within Takeda's five key business areas, we expect continued growth from products such as ENTYVIO and GATTEX/REVESTIVE in Gastroenterology, NINLARO, ADCETRIS and ALUNBRIG in Oncology, and VYVANSE and TRINTELLIX in Neuroscience. In the Rare Disease business area, we expect TAKHZYRO to further expand as a prophylaxis treatment for Hereditary Angioedema, and in PDT Immunology we expect both immunoglobulin and albumin products to contribute with strong growth.

* In April 2021, Takeda completed the sale of diabetes portfolio in Japan to Teijin Pharma Limited for 133.0 billion JPY. This one-time gain will be recorded as revenue, however, as it relates to the divestiture of non-core assets, there will be no impact on Core Operating Profit or Core EPS.

[Operating Profit & Core Operating Profit]

Core Operating Profit is expected to decrease by 37.9 billion JPY, or 3.9%, to 930.0 billion JPY, reflecting a significant increase in R&D expenses to support Takeda's innovative pipeline.

Operating Profit is expected to be 488.0 billion JPY, a decrease of 21.3 billion JPY, or 4.2% broadly due to the same reason as Core Operating Profit decline, resulting from incremental R&D spend. In FY2020, Takeda recorded one-time divestiture gains in the aggregate amount of 228.9 billion JPY, but the impact on year-on-year growth is expected to be offset by lower purchase accounting expenses and integration costs, and recognition of one-time divestiture gains in FY2021.

[Net profit for the year (attributable to owners of the Company)]

Net profit for the year (attributable to owners of the Company) is expected to be 250.0 billion JPY, a decrease of 126.0 billion JPY, or 33.5%. We anticipate the effective tax rate to increase by approximately 32%, mainly due to Japan restructuring loss benefits we had in FY2020, that are not expected to be incurred in FY2021.

Major assumptions used in preparing the FY2021 Reported Forecast

Billion JPY or percentage

	FY2020	FY2021
FX rates	1 USD = 106 JPY 1 Euro = 123 JPY 1 RUB = 1.4 JPY 1 BRL = 19.6 JPY 1 CNY = 15.5 JPY	1 USD = 108 JPY 1 Euro = 131 JPY 1 RUB = 1.4 JPY 1 BRL = 19.9 JPY 1 CNY = 16.8 JPY
R&D expenses	(455.8)	(522.0)
Amortization of intangible assets associated with products	(405.3)	(406.0)
Of which Shire acquisition related	(319.5)	(328.0)
Impairment of intangible assets associated with products	(16.6)	(50.0)
Other operating income	318.0	23.0
Other operating expenses	(258.9)	(100.0)
Japan diabetes portfolio divestiture gain	—	130.0
Other Core Operating Profit adjustments	(95.9)	(39.0)
Of which Shire acquisition related to unwind of inventories step-up	(79.4)	(31.1)
Finance income/expenses	(143.1)	(130.0)
Free cash flow (including announced divestitures)	1,237.8	600.0-700.0
Capital expenditures (cash flow base)	(236.5)	(210.0 - 260.0)

57

58 Billion JPY or percentage Depreciation and amortization (excluding intangible assets associated with products) (152.6) (150.0) Cash tax rate on adjusted EBITDA (excluding divestitures) ~16 % Mid-teen% Management Guidance* We expect business momentum to continue into FY2021, with an outlook for strong underlying growth. FY2021 Underlying Revenue Growth Mid-single-digit growth Underlying Core Operating Profit Growth Mid-single-digit growth Underlying Core Operating Profit Margin ~30% margin Underlying Core EPS Growth Mid-single-digit growth * Please refer to section 1. (2) (ii) Underlying Results (April 1, 2020 to March 31, 2021), Definition of Core and Underlying Growth. Other assumptions used in preparing the FY2021 Reported Forecast and the Management Guidance • To date, Takeda has not experienced a material effect on its financial results as a result of the global spread of the novel coronavirus infectious disease (COVID-19). Based on currently available information, Takeda believes that its financial results for FY2021 will not be materially affected by COVID-19 and, accordingly, Takeda's FY2021 forecast reflects this belief. However, the situation surrounding COVID-19 remains highly fluid, and future COVID-19-related developments in FY2021, including new or additional COVID-19 outbreaks and additional or extended lockdowns, shelter-in-place orders or other government action in major markets, could result in further or more serious disruptions to Takeda’s business, such as slowdowns in demand for Takeda’s products, supply chain related issues or significant delays in its clinical trial programs. These events, if they occur, could result in an additional impact on Takeda’s business, results of operations or financial condition, as well as result in significant deviations from Takeda’s FY2021 forecast. • Takeda expects at least one 505(b)2 competitor for subcutaneous VELCADE to launch in the U.S. around mid FY2021. • Takeda does not expect to restart sales of NATPARA in the U.S. market in FY2021. • The forecast and the guidance do not include the impact of any potential further divestitures beyond what has already been disclosed by Takeda. Forward looking statements All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

59 (5) Financial Position and Income Summary (i) Financial Position and Income Summary of the Takeda Group (Billion JPY, unless otherwise indicated) 141st fiscal year 142nd fiscal year 143rd fiscal year 144th fiscal year April 1, 2017 to March 31, 2018 April 1, 2018 to March 31, 2019 April 1, 2019 to March 31, 2020 April 1, 2020 to March 31, 2021 Revenue 1,770.5 2,097.2 3,291.2 3,197.8 Operating profit 241.8 237.7 100.4 509.3 Profit (loss) before income taxes 217.2 127.6 (60.8) 366.2 Net profit for the year 186.7 135.1 44.3 376.2 Net profit for the year attributable to the owners of the Company 186.9 135.2 44.2 376.0 Basic earnings per share (JPY) 239.35 140.61 28.41 240.72 Total assets 4,106.5 13,792.8 12,821.1 12,912.3 Total equity 2,017.4 5,186.0 4,727.5 5,177.2 (Note) 1. Consolidated financial statements of the Takeda Group are prepared under the International Financial Reporting Standards (IFRS). 2. Consolidated financial results of the Takeda Group for the 142nd fiscal year include Shire’s results from January 8, 2019 to March 31,2019 as a result of the Shire Acquisition. (ii) Overseas Revenue of the Takeda Group (Billions JPY, unless otherwise indicated) 141st fiscal year 142nd fiscal year 143rd fiscal year 144th fiscal year April 1, 2017 to March 31, 2018 April 1, 2018 to March 31, 2019 April 1, 2019 to March 31, 2020 April 1, 2020 to March 31, 2021 Overseas revenue 1,190.2 1,526.2 2,698.4 2,638.1 Proportion of overseas revenue to the Takeda Group Revenue (%) 67.2 72.8 82.0 82.5 (iii) R&D Expenses of the Takeda Group (Billions JPY, unless otherwise indicated) 141st fiscal year 142nd fiscal year 143rd fiscal year 144th fiscal year April 1, 2017 to March 31, 2018 April 1, 2018 to March 31, 2019 April 1, 2019 to March 31, 2020 April 1, 2020 to March 31, 2021 R&D expenses 325.4 368.3 492.4 455.8 Ratio of R&D expenses to the Takeda Group Revenue (%) 18.4 17.6 15.0 14.3

60 For your reference, the "Financial Position and Income Summary of the Company" is as follows: (Billions JPY, unless otherwise indicated) 141st fiscal year 142nd fiscal year 143rd fiscal year 144th fiscal year April 1, 2017 to March 31, 2018 April 1, 2018 to March 31, 2019 April 1, 2019 to March 31, 2020 April 1, 2020 to March 31, 2021 Net sales 659.5 651.3 616.3 602.6 Operating income 67.7 73.9 89.2 121.1 Ordinary income 125.9 17.5 72.3 50.0 Net income 187.0 88.2 130.6 247.5 Net income per share (JPY) 239.47 91.76 83.88 158.45 Total assets 2,948.6 9,534.6 10,289.3 10,856.5 Net assets 1,565.9 4,647.2 4,549.0 4,434.9 (6) Main Businesses of the Takeda Group (as of March 31, 2021) The main businesses of the Takeda Group are research, development, manufacturing and sale of pharmaceuticals.

(7) Material Business Affiliations (as of March 31, 2021)

Principal Subsidiaries and Affiliates

Name of company (major offices)		Capital stock	Percentage of total shares (%)	Principal business
United States	Takeda Pharmaceuticals U.S.A., Inc. (Head office:Lexington, Massachusetts, U.S.)	US$21 (¥2 thousand)	100.0	Sale of pharmaceuticals, holding intellectual properties and internal group finance
	Millennium Pharmaceuticals, Inc. (Head office:Cambridge, Massachusetts, U.S.)	US$18 (¥2 thousand)	100.0	R&D, sale of pharmaceuticals, and holding intellectual properties
	ARIAD Pharmaceuticals, Inc. (Head office:Cambridge, Massachusetts, U.S.)	US$6 (¥1 thousand)	100.0	R&D of pharmaceuticals and holding intellectual properties
	Takeda California, Inc. (Head office:San Diego, California, U.S.)	US$1	100.0	R&D of pharmaceuticals
	Takeda Vaccines, Inc. (Head office:Cambridge, Massachusetts, U.S.)	US$1	100.0	R&D of pharmaceuticals
	Takeda Development Center Americas, Inc. (Head office:Cambridge, Massachusetts, U.S.)	US$1	100.0	R&D of pharmaceuticals
	Baxalta Incorporated (Head office:Bannockburn, Illinois, U.S.)	US$10 (¥1 thousand)	100.0	Holding company

61

Name of company (major offices)		Capital stock	Percentage of total shares (%)	Principal business
United States	Dyax Corp. (Head office:Lexington, Massachusetts, U.S.)	US$215 (¥24 thousand)	100.0	R&D, sale of pharmaceuticals, and holding intellectual properties
	Takeda Ventures, Inc. (Head office:San Diego, California, U.S.)	US$2	100.0	Investment company
	Baxalta US Inc. (Head office:Bannockburn, Illinois, U.S.)	US$1	100.0	R&D, production and sale of pharmaceuticals
Europe and Canada	Takeda Pharmaceuticals International AG (Head office:Opfikon, Switzerland)	6 million Swiss francs (¥696 million)	100.0	R&D of pharmaceuticals, supervision of sale of pharmaceuticals for the areas other than Japan, holding intellectual properties, supervision of global manufacturing and product supply for all regions
	Takeda GmbH (Head office:Konstanz, Germany)	€11 million (¥1,415 million)	100.0	Production, sale of pharmaceuticals, and holding intellectual properties
	Takeda Italia S.p.A. (Head office:Rome, Italy)	€11 million (¥1,461 million)	100.0	Sale of pharmaceuticals
	Takeda Austria GmbH (Head office, Factory: Linz, Austria)	€15 million (¥1,929 million)	100.0	Production, sale of pharmaceuticals, and holding intellectual properties
	Takeda France S.A.S. (Head office:Paris, France)	€3 million (¥421 million)	100.0	Sale of pharmaceuticals

62

Name of company (major offices)		Capital stock	Percentage of total shares (%)	Principal business
Europe and Canada	Takeda Pharma A/S (Head office: Taastrup, Denmark)	10 million Danish kroner (¥175 million)	100.0	Sale of pharmaceuticals, and holding intellectual properties
	Takeda AS (Head office, Factory:Asker, Norway)	235 million Norwegian kroner (¥3,043 million)	100.0	Production, sale of pharmaceuticals, and holding intellectual properties
	Takeda UK Limited (Head office:Buckinghamshire, U.K.)	£50 million (¥7,615 million)	100.0	Sale of pharmaceuticals
	Takeda Ireland Limited (Head office: Kilruddery, Ireland) (Factory: Bray and Grange Castle, Ireland)	€312 million (¥40,495 million)	100.0	Production of pharmaceuticals and holding intellectual properties
	Takeda Development Centre Europe Ltd. (Head office:London, U.K.)	£1 million (¥122 million)	100.0	R&D of pharmaceuticals
	Shire Pharmaceuticals International Unlimited Company (Head office:Dublin, Ireland)	US$6,892 million (¥761,795 million)	100.0	Holding company
	Shire Pharmaceuticals Ireland Limited (Head office:Dublin, Ireland)	€100 thousand (¥13 million)	100.0	Production and sale of pharmaceuticals
	Shire Acquisitions Investments Ireland Designated Activity Company (Head office:Dublin, Ireland)	US$20 (¥2 thousand)	100.0	Group finance and treasury

63

Name of company (major offices)		Capital stock	Percentage of total shares (%)	Principal business
Europe and Canada	Shire Ireland Finance Trading Limited (Head office:Dublin, Ireland)	US$3,165 million (¥349,798 million)	100.0	Group finance and treasury
	Takeda Canada Inc. (Head office:Toronto, Canada)	CAD61 million (¥5,343 million)	100.0	R&D, production and sale of pharmaceuticals
	Takeda Farmaceutica Espana S.A. (Head office:Madrid, Spain)	€2 million (¥202 million)	100.0	R&D, production and sale of pharmaceuticals
	Baxalta GmbH (Head office:Opfikon, Switzerland)	20 thousand Swiss francs (¥2 million)	100.0	R&D, sale of Pharmaceuticals, and holding intellectual properties
	Shire Pharmaceuticals Limited (Head office:London, U.K.)	£1 million (¥111 million)	100.0	Sale of pharmaceuticals
	Baxter AG (Head office:Vienna, Austria)	€100 thousand (¥13 million)	100.0	Production of pharmaceuticals
	Baxalta Manufacturing, S.a.r.l. (Head office:Neuchatel, Switzerland)	2 million Swiss francs (¥235 million)	100.0	Production of pharmaceuticals and holding intellectual properties
	Baxatla Innovations GmbH (Head office:Vienna, Austria)	€36 million (¥4,718 million)	100.0	R&D of pharmaceuticals
Russia	Takeda Pharmaceuticals Limited Liability Company (Head office and Factory: Moscow, Russia)	26 thousand Russian ruble (¥39 thousand)	100.0	Production and sale of pharmaceuticals
Latin America	Takeda Distribuidora Ltda. (Head office:São Paulo, Brazil)	140 million Brazilian reals (¥2,674 million)	100.0	Sale of pharmaceuticals
Asia	Takeda (China) Holdings Co., Ltd. (Head office:Shanghai, China)	US$75 million (¥8,290 million)	100.0	Holding company in China and R&D of pharmaceuticals

64

Name of company (major offices)		Capital stock	Percentage of total shares (%)	Principal business
Asia	Takeda Pharmaceutical (China) Company Limited (Head office:Taizhou, China)	US$171 million (¥18,846 million)	100.0	Sale of pharmaceuticals
	Takeda (China) International Trading (Head office:Shanghai, China)	US$16 million (¥1,769 million)	100.0	R&D, production and sale of pharmaceuticals
	Takeda Pharmaceuticals Korea Co., Ltd. (Head office:Seoul, Korea)	2,100 million Korean won (¥205 million)	100.0	Sale of pharmaceuticals
	Takeda Development Center Asia, Pte. Ltd. (Head office:Singapore)	S$5 million (¥411 million)	100.0	R&D of pharmaceuticals
Japan	Nihon Pharmaceutical Co., Ltd. (Head office: Chuo-ku, Tokyo) (Factory: Narita City, Izumisano City)	¥760 million	87.3	Production and sale of pharmaceuticals
	Amato Pharmaceutical Products, Ltd. (Head office: Toyonaka City) (Factory: Fukuchiyama City)	¥96 million	30.0	R&D, production and sale of pharmaceuticals
	Teva Takeda Pharma Ltd. (Head office: Nagoya City) (Factory: Takayama City)	¥100 million	49.0	R&D, production and sale of pharmaceuticals

(Notes) 1. The figures in parentheses under the column "Capital stock" show the Japanese yen equivalents, calculated using the exchange rates as of March 31, 2021.

2. The figures for "Percentage of total shares (%)" include shares that are held indirectly through subsidiaries.

3. As of March 31, 2021, the number of consolidated subsidiaries (including partnerships) was 239 and the number of equity method associates was 21.

4. No subsidiaries fall under "Specific Wholly Owned Subsidiary" as described in the Ordinance for Enforcement of the Companies Act.

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66 (8) Major Offices of the Company (as of March 31, 2021) Head Office 1-1, Doshomachi 4-chome, Chuo-ku, Osaka Global Headquarters 1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo Branches Hokkaido Region (located in Sapporo), Tohoku Region (located in Sendai), Tokyo Region, Metropolitan Region (located in Tokyo), Kitakanto Koshinetsu Region (located in Tokyo), Tokai Region (located in Nagoya), Kansai Region (located in Osaka), Keiji Hokuriku Region (located in Kyoto), Chugoku Shikoku Region (located in Hiroshima) and Kyushu Okinawa Region (located in Fukuoka) Plants Osaka Plant and Hikari Plant (located in Hikari, Yamaguchi) Research Centers Neuroscience Drug Discovery Unit, Gastroenterology Drug Discovery Unit, Oncology Drug Discovery Unit Japan, Drug Safety Research and Evaluation, Drug Metabolism & Pharmacokinetics Research Laboratories, Drug Discovery Sciences, T-CiRA Discovery, Process Chemistry Development Japan, Biologics Process Development, Cell Therapies, Drug Product Development, Analytical Development and Innovation and Technology Sciences (these above are located in Fujisawa, Kanagawa) Japan CMC, Global Vaccine Business Unit (located in Hikari, Yamaguchi) (9) Employees (as of March 31, 2021) (i) Number of employees of the Takeda Group Number of employees Increase (decrease) from the previous fiscal year end 47,099 (396) (Note) The number of employees represents the number of working employees. (ii) Status of employees of the Company Number of employees Increase (decrease) from the previous fiscal year end Average age Average length of employment (years) 4,966 (384) 42.0 14.5 (Note) The number of employees represents the number of working employees. (10) Principal lenders and loan amounts (as of March 31, 2021) Lender Loan balance Syndicated loans 479,038 million JPY Japan Bank for International Cooperation 408,980 million JPY The Norinchukin Bank 80,000 million JPY Sumitomo Mitsui Trust Bank, Limited 50,000 million JPY Shinkin Central Bank 50,000 million JPY Mizuho Trust & Banking Co., Ltd. 30,000 million JPY (Note) The syndicated loans are joint financing by several lenders arranged by Sumitomo Mitsui Banking Corporation.

67 2. Common Stock of the Company (as of March 31, 2021) (1) Total number of shares authorized to be issued by the Company 3,500,000,000 shares (2) Total number of issued shares 1,576,387,908 shares (including 172,947 shares of treasury stock) (3) Number of shareholders 497,681 (4) Principal Shareholders Name of Shareholder Number of shares held (thousands) Percentage of total shares (%) The Master Trust Bank of Japan, Ltd. (Trust account) 150,521 9.55 Custody Bank of Japan, Ltd. (Trust account) 84,159 5.34 THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS 78,566 4.98 Nippon Life Insurance Company 35,360 2.24 Custody Bank of Japan, Ltd. (Trust account 5) 25,510 1.62 State Street Bank West Client-Treaty 505234 25,343 1.61 Custody Bank of Japan, Ltd. (Trust account 6) 22,618 1.43 JP Morgan Chase Bank 385632 21,669 1.37 Custody Bank of Japan, Ltd. (Trust account 7) 20,368 1.29 Custody Bank of Japan, Ltd. (Trust account 1) 20,305 1.29 (Note) The percentage of total shares is based on the number of shares (1,576,214,961 shares) calculated by subtracting the number of treasury stock from the total number of issued shares. (5) Shares delivered to Directors of the Company during this fiscal year as a consideration for the execution of duties Number of shares Number of people Directors who are not Audit and Supervisory Committee Members (excluding External Directors) 150,900 shares 3 Directors External Directors who are not Audit and Supervisory Committee Members 0 0 Directors who are Audit and Supervisory Committee Members 0 0 (6) Material items on the Common Stock of the Company other than the items mentioned above (i) The Company has introduced the BIP (Board Incentive Plan) trust compensation system for Directors (excluding Directors residing overseas who are not External Directors), based on the resolutions of the 140th Ordinary General Meeting of Shareholders held on June 29, 2016 and the 143rd Ordinary General Meeting of Shareholders held on June 27, 2019 and the resolutions of the Board of Directors made in accordance with such shareholders' resolutions.

The number of shares of the Company held by the trust account for the BIP trust is 1,992,905 shares as of March 31, 2021.

(ii) From the 138th fiscal year, the Company introduced a stock grant ESOP (Employee Stock Ownership Plan) trust for senior management of the Takeda Group, based on the resolution of the Board of Directors.

The number of shares of the Company held by the trust account for the stock grant ESOP trust is 10,778,771 shares as of March 31, 2021.

3. Executives of the Company

(1) Status of Directors (as of March 31, 2021)

The status of Directors as of the end of this fiscal year is as follows:

The Company's Board of Directors is composed of 5 internal directors and 11 external directors, one of them chairing the Board of Directors meeting, ensuring a robust corporate governance with an Audit and Supervisory Committee. Furthermore, both the Nomination and Compensation Committee are composed of external directors and chaired by an external director.

The Board composition achieves a balance of knowledge, experience and capabilities necessary for the management of the Company which conducts business globally.

The Board of Directors, with its appropriate composition and size, decides on the most important matters for the business operation of group and supervises the business execution which is delegated to the President and CEO and the Takeda Executive Team (TET).

Name	Position	Duty	Important Positions Held Concurrently
Christophe Weber	President (Representative Director)	Chief Executive Officer	Executive Chairman, Takeda Pharmaceuticals U.S.A., Inc.
Masato Iwasaki	Director	President, Japan Pharma Business Unit	
Andrew Plump	Director	President, Research & Development	Executive Vice President, Takeda Pharmaceuticals International, Inc.
Costa Saroukos	Director	Chief Financial Officer	
Masahiro Sakane	Director	Chair of the Board of Directors meeting	Advisor, Komatsu Ltd.
Olivier Bohuon	Director		
Jean-Luc Butel	Director		
Ian Clark	Director		
Yoshiaki Fujimori	Director		Senior Executive Advisor, CVC Asia Pacific (Japan) Kabushiki Kaisha
Steven Gillis	Director		Managing Director, ARCH Venture Partners
Shiro Kuniya	Director		Managing Partner, Oh-Ebashi LPC & Partners
Toshiyuki Shiga	Director		Chairman and CEO, INCJ, Ltd.

68

Yasuhiko Yamanaka	Director who is a Full-time Audit and Supervisory Committee Member		
Koji Hatsukawa	Director who is the Head of Audit and Supervisory Committee		
Emiko Higashi	Director who is an Audit and Supervisory Committee Member		Managing Director, Tomon Partners, LLC
Michel Orsinger	Director who is an Audit and Supervisory Committee Member		

(Notes) 1. The following change was made effective as of April 1, 2021:

Name	New	Old
Masato Iwasaki	Director, Japan General Affairs	Director, President, Japan Pharma Business Unit

2. Directors Masahiro Sakane, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Yoshiaki Fujimori, Steven Gillis, Shiro Kuniya and Toshiyuki Shiga, as well as Directors who are ASC Members Koji Hatsukawa, Emiko Higashi and Michel Orsinger are External Directors as prescribed under Article 2, Item 15 of the Companies Act.
3. Director who is an ASC Member Koji Hatsukawa is a Certified Public Accountant and has expert knowledge in finance and accounting.
4. Director who is an ASC Member Yasuhiko Yamanaka is a Full-time ASC Member. The reason for selecting a Full-time ASC Member is to ensure the effective activity of the ASC through (i) acquisition of information by an ASC Member familiar with the Company's internal situation through his/her attendance in important meetings, daily collection of information, periodically listening to business reports from the business operating division and cooperating with the internal audit division and internal control promoting division, etc., and (ii) sharing such information with all other ASC Members.
5. The Company receives advice, etc., on legal matters on an as needed basis from other lawyers working at Oh-Ebashi LPC & Partners, the law firm where Director Shiro Kuniya works concurrently, but the proportion of the annual value of those transactions to the sales of the Company and of Oh-Ebashi LPC & Partners is less than 1% in both cases. In addition, there is no advisory contract between the Company and Oh-Ebashi LPC & Partners.
6. There are no relationships between the Company and the organizations in which the External Directors concurrently serve that should be noted other than that described in Note 5 above.
7. The Company has set the "Internal criteria for independence of external directors of the Company" and has elected the External Directors based on those criteria. Since all the External Directors (i.e., the External Directors Masahiro Sakane, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Yoshiaki Fujimori, Steven Gillis, Shiro Kuniya and Toshiyuki Shiga and the External Directors who are ASC Members Koji Hatsukawa, Emiko Higashi and Michel Orsinger) have met the requirements for Independent Directors based on the regulations of the financial instruments exchanges in Japan that the Company is listed on (e.g., Tokyo Stock Exchange, Inc.), the Company has appointed all of them as Independent Directors and submitted notifications to each of such exchanges.
8. In this fiscal year, the Nomination Committee is composed of External Director Masahiro Sakane (Chairperson), External Directors Jean-Luc Butel, Steven Gillis and Toshiyuki Shiga, External Director who is an ASC Member Michel Orsinger. President and Representative Director Christophe Weber attends the Nomination Committee meetings as an Observer. Also, the Compensation Committee is composed of External Director who is an ASC Member Emiko Higashi (Chairperson), External Directors

69

70 Olivier Bohuon, Ian Clark and Yoshiaki Fujimori. (2) Outline of the terms of the liability limitation agreement The Company has executed agreements with Non-Executive Directors Masahiro Sakane, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Yoshiaki Fujimori, Steven Gillis, Shiro Kuniya and Toshiyuki Shiga and Non-Executive Directors who are Audit and Supervisory Committee Members Yasuhiko Yamanaka, Koji Hatsukawa, Emiko Higashi and Michel Orsinger stating that the maximum amount of their liabilities for damages as set forth in Article 423, Paragraph 1 of the Companies Act shall be the amount provided by law. (3) Outline of the terms of the company indemnification agreement The Company has executed company indemnification agreements as defined in Article 430-2, Paragraph 1 of the Companies Act with Directors Christophe Weber, Masato Iwasaki, Andrew Plump, Costa Saroukos, Masahiro Sakane, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Yoshiaki Fujimori, Steven Gillis, Shiro Kuniya and Toshiyuki Shiga and Directors who are Audit and Supervisory Committee Members Yasuhiko Yamanaka, Koji Hatsukawa, Emiko Higashi and Michel Orsinger, providing that the Company shall indeminify expenses set forth in Article 430- 2, Paragraph 1, Item 1 thereof and damages set forth in Article 430-2, Paragraph 1, Item 2 thereof within the scope permitted by the laws and regulations. (4) Outlines of the terms of the directors & officers liability insurance The Company has executed directors & officers liability insurance contracts as defined in Article 430-3, Paragraph 1 of the Companies Act with insurance companies, under which directors, statutory auditors and employees in managerial or supervisory positions of the Company or the Company’s group are insured. Such insurance covers damages which may arise from liability incurred by such insured persons in connection with the execution of their duties or claims made against such insured persons in relation to such liability unless any exclusion stipulated in the insurance policy applies. The Company bears the full amount of the premium for such insurance and any insured person does not bear any substantial amount of the premium. (5) Compensation, etc. for Directors 1. Director’s Compensation Policy The Company has formulated the “Director’s Compensation Policy” below based on the resolution by Board of Directors and determines the composition and level of compensation of the Directors in accordance with the concept and procedure of this Policy. The Company's compensation system for Directors has the following guiding principles under the corporate governance code to achieve management objectives: ◆ To attract, retain and motivate managerial talent to realize our Vision ◆ To increase corporate value through optimizing the Company’s mid- and long-term 1． Guiding Principles

71 ■ Standard Directors who are not Audit & Supervisory Committee Members (excluding External Directors) performance, while reinforcing our patient first values ◆ To be closely linked with company performance, highly transparent and objective ◆ To support a shared sense of profit with shareholders and improve the managerial mindset focusing on shareholders ◆ To encourage Directors to challenge and persevere, and to be aligned with the values of Takeda-ism ◆ To establish transparent and appropriate governance of directors' compensation to establish the credibility and support of our stakeholders We aim to be competitive in the global marketplace to attract and retain talent who will continue to transform Takeda into a Global, Values-based, R&D-driven Biopharmaceutical Leader. Directors' compensation should be competitive in the global market consisting of major global companies. Specifically, the global market refers to a "global executive compensation database" developed on the basis of professional survey data with the addition of data on compensation levels at other major global pharmaceutical companies with which we need to be competitive, and data on compensation levels at major companies in the U.S., U.K., and Switzerland. 3-1. Directors who are not Audit & Supervisory Committee Members (excluding External Directors) The compensation of Directors who are not Audit & Supervisory Committee Members (excluding External Directors) consists of "Basic Compensation", which is paid at a fixed amount and "Performance-based Compensation", which is paid as a variable amount based on company performance, etc. "Performance-based Compensation" further consists of a "Bonus (short-term incentive compensation) " to be paid based on the consolidated financial results, etc. for each fiscal year, and a "Long-term Incentive Plan (stock compensation)" linked with long-term financial results over a 3-year period and with Takeda's share price. The ratio of Long-term Incentives in FY2019 and going forward increased from prior years (as of fiscal 2018) to better align with the incentives of Takeda’s Directors with Takeda’s shareholders. Moreover, it matches with the peer group and primary industry level. Both Bonus and Long-term incentives as a ratio of Total Direct Compensation is higher putting the directors pay at risk in alignment with the company’s performance. The targets range from 100%-250% of Basic Compensation for "Bonus" and range from 200% to 600% of Basic Compensation for "Long-term Incentive", reflecting the common practice of global companies. Basic Compensation Bonus 100%-250% of Basic Compensation* Long-term Incentive Plan (stock compensation) 200% to 600% or more of Basic Compensation* Fixed Performance-based Compensation *Ratio of Bonus and Long-term Incentives to Basic Compensation is determined according to Director’s role. 2． Level of Compensation 3． Compensation Mix

72 Compensation Mix Model ■ Standard External Directors who are not Audit & Supervisory Committee Members Compensation Mix Model ■ Standard Directors who are Audit & Supervisory Committee Members Compensation Mix Model 3-2. External Directors who are not Audit & Supervisory Committee Members The compensation of External Directors who are not Audit & Supervisory Committee Members consists of Basic Compensation, which is paid as a fixed amount, and Long-term Incentive (stock compensation). The stock compensation is linked only to share price and not to financial performance results. Newly awarded stock compensation in 2019 and going forward will vest and be paid three years after the award date of base points used for the calculation and Directors will be required to hold 75% of their vested share portion until they leave the Company (however, awarded stock compensation in or before 2018 will vest and be paid after they leave the Company). Bonus is not available for this category of Director. Committee retainers are paid with Basic Compensation for the chair of board meeting, chair of the compensation committee, and chair of Nomination Committee. The current compensation mix is "Basic Compensation" and "Long-term Incentive", which is a maximum of 100% of the Basic Compensation. 3-3. Directors who are Audit & Supervisory Committee Members The compensation of Directors who are Audit & Supervisory Committee Members consists of Basic Compensation, which is paid as a fixed amount, and Long-term Incentive (stock compensation). The stock compensation is linked only to share price and not to financial performance results. Newly awarded stock compensation in 2019 and going forward will vest and be paid three years after the award date of base points used for the calculation and Directors will be required to hold 75% of their vested share portion until they leave the Company (however, awarded stock compensation in or before 2018 will vest and be paid after they leave the Company). Bonus is not available for this category of Director. Committee retainer is paid with Basic Compensation for External directors who are Audit & Supervisory Committee Members. The current compensation mix is "Basic Compensation" and "Long-term Incentive", which is a maximum of 100% of the Basic Compensation. 4-1. Directors who are not Audit & Supervisory Committee Members (excluding External Directors) For Directors who are not Audit & Supervisory Committee Members (excluding External Directors) a Long-term Incentive Plan that is allocated as 60% Performance Shares and 40% Restricted Stock is Basic Compensation additionally committee fee paid for chairs FIXED Basic Compensation additionally committee fee paid for members FIXED Long-term Incentive Plan (stock compensation) Maximum of 100% of the Basic Compensation Long-term Incentive Plan (stock compensation) Maximum of 100% of the Basic Compensation 4． Performance- based Compensation

73 in place to strengthen the link between compensation and company performance and share price, and to reinforce the commitment to increasing corporate value in the mid and long term. Key Performance Indicators (KPI) used for the Long-term Incentive will be linked with the latest mid- to long-term performance objectives over a three-year period such as but not limited to consolidated revenue, operating free cash flow, indicators on earnings, R&D targets and integration success factors, etc., as transparent and objective indicators. The variable range is from 0% to 200% (100% at target), based on performance achievement. For newly awarded Long-term Incentive awards in 2019 and going forward, a two year holding period will be mandated, this includes Performance Share if and when shares become vested. Annual Performance-based Long-term Incentive Plan (stock compensation) Image The company may, from time to time, award special Performance Share awards to Directors who are not Audit & Supervisory Committee Members (excluding External Directors) which are directly linked to point-in-time corporate initiatives and which are aligned with shareholder expectations. Performance against established KPIs for special Performance Share awards are determined independently each year over a three-year period, with shares becoming vested after performance has been determined for the applicable period. There is no post-vesting holding period established for special Performance Share awards. Special Performance-based Share Awards (stock compensation) Image Annual Bonus Bonuses will be paid based on performance achievement of annual goals. Bonuses will be paid in the range of 0% to 200% (100% at target) in accordance with the achievement of performance indicators such as consolidated revenue, core earnings and core EPS, etc., established for a single fiscal year. For President and CEO, the annual bonus is weighted as 100% to the Corporate KPI. For other Directors that have divisional responsibilities, 75% of their annual bonus opportunity is linked to the Corporate KPI to drive their commitment to group-wide goals.

74 4-2. Directors who are Audit & Supervisory Committee Members and External Directors The Long-term Incentive (stock compensation) for Directors who are Audit & Supervisory Committee Members and External Directors is linked only to share price and not linked to financial performance results. Newly awarded stock compensation in 2019 and going forward will vest three years after the award date of base points used for the calculation and Directors will be required to hold 75% of their vested share portion until they leave the Company (however, awarded stock compensation in or before 2018 will vest and be paid after they leave the Company). Bonuses are not available for these categories of Director. Whole Picture of Directors' Compensation Directors who are not Audit and Supervisory Committee Members Directors who are Audit and Supervisory Committee Members Internal Directors External Directors Internal Directors External Directors Basic Compensation ● ● ● ● Bonus ● 2 Long-term Incentive Plan Performance based1 ● 3, 4 (stock compensation) Not linked to ● 4 ● 5 ● 5 ● 5 performance results 1 Includes Special Performance-based Share Awards 2 Varies from 0% to 200%, depending upon the degree of achievement, etc. of the performance indicators such as consolidated revenue, core earnings, core EPS, etc., established for a single fiscal year 3 Varies from 0% to 200%, depending upon the degree of achievement, etc. in relation to consolidated revenue, free cash flow, indicators on earnings, R&D targets, integration success factors, etc. over 3 years 4 During term of office 5 Vest and paid three years after the base points used for the calculation are granted 5-1. Compensation Committee The Compensation Committee has been established with an External Director as its Chairperson and with all the members being External Directors, to serve as an advisory organization for the Board of Directors to ensure the appropriateness of Directors' compensation, etc. and the transparency in its decision-making process. The level of compensation, compensation mix and performance-based compensation (Long-term Incentives and Bonus programs) for Directors are reviewed by the Compensation Committee before resolution by the Board of Directors. The company delegated to the Compensation Committee, by resolution of the Board of Directors, the authority to directly make decisions on 5． Compensation Governance

75 Directors who are not Audit & Supervisory Committee Members (excluding External Directors) individual compensations in order to realize the transparency in the process. The guiding principles for Director Compensation will be revised to develop compensation programs based on Directors' accountabilities and responsibilities, as well as to develop compensation programs that create shareholder value in alignment with Takeda-ism. 5-2. Recoupment Policy The Committee and Board adopted a clawback policy in 2020 which provides that in the event of a significant restatement of financial results or/and significant misconduct, the independent external members of Takeda’s Board of Directors may require Takeda to recoup incentive compensation. This would include all or a portion of the compensation received by any Internal Director on Takeda’s Board of Directors, and any other individual designated by the independent external members of Takeda’s Board of Directors within the fiscal year, and the three (3) prior fiscal years, where the need for a significant restatement of financial results or significant misconduct was discovered. The policy became effective on April 1, 2020 and applies to Bonuses (short-term incentive compensation) beginning in the Fiscal Year 2020 performance year and long-term incentives granted in Fiscal Year 2020, and continues to apply for all subsequent periods. 2. Total Amount of Compensaion etc., for Directors The total amounts of compensation, etc., by type for Directors for this fiscal year (not including the salaries and Bonuses paid to the relevant Directors for their work as employees) are as follows. Notes: 1. Bonus amounts above for Directors excluding Audit and Supervisory Committee (ASC) Members are reserved for Bonuses for directors based on the projected performance attainment. 2. Among the total amount of the Compensation etc., by type, amounts reported in the Performance Share and Restricted Stock are the amount of costs recorded in this fiscal year. Category Number of people Total amount of the Compensation Total amount of the Compensation by type Basic Compensation Performance-based Compensation Non-monetary Remunertaion Bonus Performance Shares Restricted Stock Directors who are not ASC members 12 2,941 million JPY 652 million JPY 439 million JPY 1,194 million JPY 655 million JPY (External Directors) (8) (313 million JPY) (159 million JPY) - (154 million JPY) Directors who are ASC members 4 176 million JPY 106 million JPY - 70 million JPY (External Directors) (3) (126 million JPY) (68 million JPY) - (58 million JPY)

76 3. Although Performance Share (PS) is categorized as both Performance-based Compensation and Non- monetary Remuneration, PS is reported as Performance-based Compensation. 3. Resolutions at General Meeting of Shareholders regarding Director Compension etc., 1. Resolutions regarding Directors excluding ASC Members [1] The basic compensation is a fixed amount depending on each position, and its total amount per month is no more than 150 million JPY (within this amount, no more than 30 million JPY per month is for External Directors) (based on a resolution of the 140th Ordinary General Meeting of Shareholders held on June 29, 2016). There were 11 Directors, including 6 External Directors, related to this resolution as of the end of the Ordinary General Meeting of Shareholders. [2] Bonus for each fiscal year is resolved at the Ordinary General Meeting of Shareholders. [3] Stock compensation (Performance Shares and Restricted Stock) is as follows: (A) The stock compensation granted in FY2018 is based on the resolution of the 140th Ordinary General Meeting of Shareholders held on June 29, 2016. The upper limit of the amount contributed for that stock compensation and the number of shares to be granted is as follows (There were 10 Directors, including 6 External Directors, related to this resolution as of the end of the Ordinary General Meeting of Shareholders) (a) Stock compensation granted to Directors who are neither External Directors nor ASC Members (excluding Directors residing overseas): Upper limit of 2.7 billion JPY per year for three consecutive fiscal years (the upper limit of the number of stocks to be granted is calculated by dividing the amount of the above-mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day for each fiscal year) (b) Stock compensation granted to External Directors who are not ASC Members: Upper limit of 0.3 billion JPY for each fiscal year (the upper limit of the number of stocks to be granted is calculated by dividing the amount of the above- mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day for each fiscal year) (B) The stock compensation granted in FY2019 and FY2020 is based on the resolution of the 143rd Ordinary General Meeting of Shareholders held on June 27, 2019. The upper limit of the amount contributed for that stock compensation and the number of shares to be granted is as follows (There were 11 Directors, including 8 External Directors, related to this resolution as of the end of the Ordinary General Meeting of Shareholders) (a) Stock compensation granted to Directors who are neither External Directors nor ASC Members (excluding Directors residing overseas): Upper limit of 4.5 billion JPY per year for three consecutive fiscal years (the upper limit of the number of stocks to be granted is calculated by dividing the amount of the above-mentioned upper limit by the closing price of the stocks of

77 the Company at the Tokyo Stock Exchange on a predetermined day for each fiscal year) (b) Stock compensation granted to External Directors who are not ASC Members: Upper limit of 0.3 billion JPY for each fiscal year (the upper limit of the number of stocks to be granted is calculated by dividing the amount of the above- mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day for each fiscal year) 2. Resolutions regarding Directors (ASC Members) [1] The basic compensation is a fixed amount depending on each position, and its total amount per month is no more than 15 million JPY (based on a resolution of the 140th Ordinary General Meeting of Shareholders held on June 29, 2016). There were 4 Directors related to this resolution as of the end of the Ordinary General Meeting of Shareholders. [2] Stock compensation (Restricted Stock) for Directors (ASC Members) is as follows: (A) The stock compensation granted in FY2018 is based on a resolution of the 140th Ordinary General Meeting of Shareholders held on June 29, 2016, for which no more than 200 million JPY will be contributed in this fiscal year for two consecutive fiscal years. The upper limit of the number of shares to be granted is calculated by dividing the amount of the above-mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day for each fiscal year. There were 4 Directors related to this resolution as of the end of the Ordinary General Meeting of Shareholders. (B) The stock compensation granted in FY2019 and FY2020 is based on a resolution of the 143rd Ordinary General Meeting of Shareholders held on June 27, 2019, for which no more than 200 million JPY will be contributed for this fiscal year. The upper limit of the number of stocks to be granted is calculated by dividing the amount of the above-mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day for each fiscal year. There were 4 Directors related to this resolution as of the end of the Ordinary General Meeting of Shareholders. 4. Delegation of authority to make decisions on individual compensation for Directors As stated in the governance section of the Director’s Compensation Policy (5. Governance), in order to ensure the appropriateness of Directors' compensation, etc. and transparency in its decision-making process, the authority to directly make decisions on individual compensation for Directors who are not ASC members (excluding External Directors) has been delegated to the Compemsation Committee. Through the procedures based on such governance, the Compensation Committee determined the amount of individual compensation for Internal Directors who are not ASC members for this fiscal year. In fiscal year 2020, the Compensation Committee was comprised of the following members: Emiko Higashi (Chair and ASC members), Olivier Bohuon, Ian Clark and Yoshiaki Fujimori, all of whom are External Directros. 5. Performance-based Compenastion

The methodology for determining performance-based compensation (Bonus (Short-Term Incentive Plan) and the Performance Shares Plan as a part of the Long-Term Incentives Plan) and key performance indicators ("KPIs") for determining performance-based compensation for Directors is shown below, along with the rationale for each KPI, the weight of each KPI in the total score, the target goal, the result, the final performance scores and the payout rate based on the final performance scores.

1. The annual Short-Term Incentive (STI) : Bonus

   The annual STI cash payout is calculated as follows:

Annual STI Payout Calculation for CEO						
Basic Compensation	×	STI Target	×	Corporate STI Multiple (100%)	=	STI Payout

Annual STI Payout Calculation for Internal Directors (other than CEO) excluding ASC members								
Basic Compensation	×	STI Target	×	Corporate STI Multiple (75%)	×	Group STI Multiple (25%)	=	STI Payout

The STI target range is from 100% to 250% of Basic Compensation for "Bonuses" and reflects the common practice of global companies.

STI Multiple (STI payout rate based on KPI) used for Bonuses varies from 0% to 200% in accordance with the achievement of KPIs such as consolidated revenue, core earnings and core EPS, etc., established for a single fiscal year.

The goals and the results of KPIs related to STI for the FY2020 are as follows:

KPI	Rationale	Weight	Target	Result	Performance	Score	Weighted Score
Underlying Revenue	• Key indicator of growth, including pipeline delivery • Important measure of success within the industry	30%	3,310.5 billion JPY	3,327.2 billion JPY	100.5%	110.1%	33.0%
Underlying Core Operating Profit	• Measure of margin achievement while ensuring expense discipline • Reflects synergy capture • Communicated to shareholders as a key measure of Takeda success post acquisition	40%	972.2 billion JPY	1,005.9 billion JPY	103.5%	123.1%	49.2%

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Underlying Core EPS	• Aligns participants with shareholders • Communicated to shareholders as a key measure of Takeda success post acquisition	30%	410 JPY	442 JPY	107.9%	152.9%	45.9%
Payout Rate							128.1%

Divisional KPIs related to Bonuses for Internal Directors (other than CEO) are set according to the characteristics of each division in order to clearly grasp the performance of each division. The performance scores are expected to exceed 100%.

2. Long-Term Incentives (LTI) Plans

The LTI framework aligns the long-term strategy with shareholder returns, while also promoting retention of critical global executive talent.

Regarding Performance-based compensation (Performance Shares) as a part of the Long-Term Incentives Plan, based on 60% of the standard points allocated according to professional duties and responsibility, the PSUs earned will be calculated by the following formula and granted to Directors who are not ASC members (excluding External Directors):

Standard Points (Target Number of Units)	×	Payout rate based on performance (PSU Multiple)	=	PSUs earned

The payout rate based on performance (PSU Multiple) varies from 0% to 200%, based on the degree of achievement, etc. in relation to consolidated revenue, free cash flow, indicators on earnings, R&D targets, integration success factors, etc. over 3 years.

The number of shares to be vested to Directors who are not ASC members (excluding External Directors) based on the PSUs earned according to the achievement of company performance objectives are determined as one share per one unit. After a certain period after grant, 50% of the PSUs earned are vested as stock and the remaining are paid in cash.

The goals and the results of KPIs related to Performance Shares from 2018 - 2020 are as follows:

KPI*1	Weight	Target	Result	Performance	Score	Weighted Score
3-year Accumulated Underlying Revenue: Legacy Takeda	6.7%	1,686.5 billion	1,762.3 billion	104.5%	145.0%	9.7%

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FY2018		JPY	JPY			
3-year Accumulated Underlying Revenue: Combined Company FY2019 and FY2020	13.3%	6,360 billion JPY	6,570 billion JPY	103.3%	133.0%	17.7%
3-year Accumulated Operating Free Cash Flow*[2]: Legacy Takeda FY2018	6.7%	109.4 billion JPY	198.8 billion JPY	181.7%	200.0%	13.3%
3-year Accumulated Operating Free Cash Flow*[2]: Combined Company FY2019 and FY2020	13.3%	810.5 billion JPY	1,125.9 billion JPY	138.9%	200.0%	26.7%
3-year Accumulated reported EPS*[2]: Legacy Takeda FY2018	6.7%	155 JPY	402 yen	259.8%	200.0%	13.3%
3-year Accumulated reported EPS*[2]: Combined Company FY2019 and FY2020	13.3%	-308 JPY	293 JPY	295.1%	200.0%	26.7%
R & D Target*[3]	40.0%	-	-	99.5%	96.8%	38.7%
Payout (PSU Score)						146.1%

*[1] Each KPI has been set in order to align the long-term strategy with shareholder returns, while also promoting the retention of critical global executive talent.

*[2] Excludes FX impact.

*[3] We are not disclosing our target goals for our 3-year pipeline performance metric to prevent competitive harm to our future performance.

In addition, regarding Performance-based compensation (Performance Shares) as a part of the Long-Term Incentives Plan, based on the standard points for one-time special Performance Shares allocated according to professional duties and responsibility, the PSUs earned will be calculated by the following formula and granted to Directors who are not ASC members (excluding External Directors):

Standard Points for one-time special Performance Share Unit	×	Payout rate based on performance (Special PSU Multiple)	=	PSUs earned for one-time special Performance Share Unit

The payout rate based on performance (Special PSU Multiple) varies from 0% to 200%, based on the degree of achievement in each year from 2019 to 2021 in relation to operating expense, integration costs and point in time net debt to adjusted EBITDA ratio which are three financial KPIs to measure the success of the integration with Shire.

The number of shares to be vested to Directors who are not ASC members (excluding External Directors) based on the PSUs earned according to the achievement of company

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performance objectives are determined as one share per one unit. After a certain period after grant, in each year, based on the degree of achievement in each year from 2019 to 2021, 50% of the PSUs earned are vested as stock and the remaining are paid in cash.

The goals and the results of KPIs related to the one-time special Performance Shares for FY2020 are as follows:

KPI	Weight	Target	Result	Performance	Score	Weighted Score
FY 2019 – 2021 underlying operating expense (FY 2020)	33.33%	-1,485.9 billion JPY	-1,388.3 billion JPY	+6.6%	165.7%	55.2%
FY 2019 – 2021 integration costs (FY 2020)	33.33%	-84.5 billion JPY	-78.1 billion JPY	+7.7%	176.6%	58.9%
Point in time net debt to adjusted EBITDA ratio (FY 2020)	33.33%	4.00	3.20	+20.0%	200.0%	66.7%
Special PSU Multiple (PSU Score)						180.7%

*[1] Each KPI has been set in order to measure the success of the integration in each year over three years focusing on expense management.

6. Non-monetary Remuneration

Non-monetary Remuneration (Long Term Incentive Plan) includes the following.

With respect to Restricted Stock as a part of the Long-Term Incentives Plan, based on the standard points determined according to the Director's professional duties and responsibility, regardless of company performance, the share conversion units are calculated by multiplying the percentage for each Director below and are granted to the Directors.

The number of shares to be vested to each Director is one share per one unit.

Directors	Portion
Internal Directors who are not ASC members	40%
External Directors who are not ASC members	100%
Directors who are ASC members	100%

Regarding the number of share conversion units to be vested a certain period after the grant for Directors who are not ASC members, and 3 years after the grant of standard points for External Directors who are not ASC members and Directors who are ASC members, 50% of the share conversion units are vested as stock and the remaining are paid in cash.

As for performance-based compensation as a part of Long-Term Incentives, please refer to 5.2 above.

7. Rationale that compensation for each Director (excluding ASC members) is in line with

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82 Director's Compensation Policy As stated in section 5. Governance of Director’s Compenasion Policy, in order to provide for transparency in the process, based on the resolution by the Board of Directors, the Compensation Committee has been delegeted the authority to make decisions on individual compensation for Directors who are not ASC members (excluding External Directors). Individual compensation for External Directors who are not ASC members proposed by the Compensation Committee is approved by the Board of Directors. The level of compensation, compensation mix, and performance-based compensation (Long- term Incentives and Bonus programs) for Directors is reviewed by the Compensation Committee from a multilateral perspective, consistent with the Director’s Compensation Policy stated above. Based on the resolution by the Board of Directors, the Compensation Committee was delegeted authority to make decisions on individual compensation and determined the amount of individual compensation for Internal Directors who are not ASC members for this fiscal year. The Compensation Committee proposed the amount of compensation for External Directors who are not ASC members to the Board of Directors. Therefore, after confirming the review of the process and the content of the proposal of the Compensation Committee, the Board of Directors believes that the individual compensation for Internal Directors and External Directors (excluding ASC members) is aligned with the Director’s Compensation Policy stated above. (6) External Directors Major activities during this fiscal year and the summary of the duties which were conducted by the External Directors with regard to the roles which the Company had expected them to fulfill. Name Number of attending the meeting Major activities during this fiscal year and the summary of the duties which were conducted by the External Directors with regard to the roles which the Company had expected them to fulfill. Board of Directors Audit and Supervisory Committee Directors Masahiro Sakane 8/8 － He actively participated in the discussions at the Board of Directors meetings by leveraging his ample experience as company top management. He facilitated the Board of Directors meetings as the chairperson as well as led meetings by External Directors, which contributed to the making of fair and appropriate decisions and securing sound

83 management in the Company. He also contributed as the chairperson of the Nomination Committee of the Company to provide objectivity and transparency in the Director candidate selection process. Olivier Bohuon 8/8 － He has a deep insight into the management of global healthcare businesses based on his ample experience. He has remarkable expertise in the area of marketing in the overall healthcare business. He contributed to the making of fair and appropriate decisions and securing sound management in the Company by actively participating in the discussions at the Board of Directors meetings based on such insight and expertise. He also proactively expressed his opinions at the Compensation Committee based on his experience as top management of a global operating company, which provided objectivity and transparency in the Company's compensation plan for Directors. Jean-Luc Butel 8/8 － He actively participated in the discussions at the Board of Directors meetings by leveraging his ample experience as top management of major European and American healthcare companies, which contributed to the making of fair and appropriate decisions and securing sound management in the Company. He also contributed as a member of the Nomination Committee of the Company to provide objectivity and transparency in the Director candidate

84 selection process. Ian Clark 8/8 － He has a deep insight into the management of global healthcare businesses based on his ample experience. He has remarkable expertise in marketing in the area of oncology and operations of the biotechnology division of a healthcare company. He contributed to the making of fair and appropriate decisions and securing sound management in the Company by actively participating in the discussions at the Board of Directors meetings based on such insight and expertise. He also proactively expressed his opinions at the Compensation Committee based on his experience as top management of a global operating company, which provided objectivity and transparency in the Company's compensation plan for Directors. Yoshiaki Fujimori 8/8 － He actively participated in the discussions at the Board of Directors meetings by leveraging his ample experience as company top management, which contributed to the making of fair and appropriate decisions and securing sound management in the Company. He also proactively expressed his opinions at the Compensation Committee based on his experience as top management of a global operating company, which provided objectivity and transparency in the Company's compensation plan for Directors. Steven Gillis 7/8 － He has a deep insight into the management of global healthcare

85 businesses based on his ample experience. He has remarkable expertise, with a Ph.D. in Biological Sciences and his key senior positions in European and American healthcare companies, in the area of healthcare businesses for immunological therapy. He contributed to the making of fair and appropriate decisions and securing sound management in the Company by actively participating in the discussions at the Board of Directors meetings based on such insight and expertise. He also contributed as a member of the Nomination Committee of the Company to provide objectivity and transparency in the Director candidate selection process. Shiro Kuniya 8/8 － He actively participated in the discussions at the Board of Directors meetings by leveraging wide-ranging experience and expertise in the area of corporate and international legal affairs as a lawyer, which contributed to the making of fair and appropriate decisions and securing sound management in the Company. Toshiyuki Shiga 8/8 － He actively participated in the discussions at the Board of Directors meetings by leveraging his ample experience as company top management as well as his expertise in general industries in Japan, which contributed to the making of fair and appropriate decisions and securing sound management in the Company. He also contributed as a member of the Nomination Committee of the Company to provide objectivity and

86 transparency in the Director candidate selection process. Directors who are Audit and Supervisory Committee Members Koji Hatsukawa 8/8 10/10 He has wide-ranging experience and expertise in the area of corporate finance and accounting as a certified public accountant. He contributed to the making of fair and appropriate decisions and securing sound management in the Company by actively participating in the discussions at the Board of Directors meetings based on such experience and expertise. He also contributed in the realization of the mission of Audit and Supervisory Committee: to ensure the sound and continuous growth of the Company, realize the creation of mid- and long-term corporate value, and establish a good corporate governance system that accommodates society’s trust through supervision and audit. Emiko Higashi 8/8 10/10 She actively participated in the discussions at the Board of Directors meetings by leveraging her ample experience and wide expertise on healthcare, technology and financial industries, which contributed to the making of fair and appropriate decisions and securing sound management in the Company. As the chairperson, she also actively led discussions at the Compensation Committee by expressing opinions based on her experience as a top executive of a global operating company, which provided objectivity and transparency in the Company's compensation plan for Directors. She

87 contributed in the realization of the mission of Audit and Supervisory Committee: to ensure the sound and continuous growth of the Company, realize the creation of mid-and long- term corporate value, and establish a good corporate governance system that accommodates society’s trust through supervision and audit. Michel Orsinger 8/8 10/10 He actively participated in the discussions at the Board of Directors meetings by leveraging his ample experience as top management of major European and American healthcare companies, which contributed to the making of fair and appropriate decisions and securing sound management in the Company. He also contributed as a member of the Nomination Committee of the Company to provide objectivity and transparency in the Director candidate selection process. He contributed in the realization of the mission of Audit and Supervisory Committee: to ensure the sound and continuous growth of the Company, realize the creation of mid-and long-term corporate value, and establish a good corporate governance system that accommodates society’s trust through supervision and audit.

88 4. Accounting Auditor (1) Name of Accounting Auditor KPMG AZSA LLC (2) Amount of fee, etc. of Accounting Auditor for this Fiscal Year (i) Amount of fee, etc. for this fiscal year 1,776 million JPY (ii) Total amount of cash and other financial benefits to be paid by the Company and its subsidiaries 2,491 million JPY (Notes) 1. As the audit agreement between the Company and its Accounting Auditor does not differentiate the amount of fee, etc. for audit under the Companies Act from those for audit under the Financial Instruments and Exchange Act and such differentiation is impossible in practice, the above amounts show the total fee, etc. for both audits. 2. The Audit and Supervisory Committee reviews and examines the audit plan of the Accounting Auditor, the status of audit by Accounting Auditor and the rationale for calculating the estimated audit fee based on the Guideline of Practice for Cooperation with Accounting Auditor published by Japan Audit & Supervisory Members Association. As a result of such review ad examination, the Audit and Supervisory Committee agreed with the fee, etc. of the Accounting Auditor pursuant to Article 399, Paragraph 1 of the Companies Act. 3. Among the subsidiaries set forth in "1. Current State of the Takeda Group, (7) Material Business Affiliations (as of March 31, 2021)", audit firms other than KPMG AZSA LLC perform audit for the financial statements of the subsidiaries of the Company located overseas. (3) Non-audit services Not applicable. (4) Decision-Making Policy on Dismissal or Rejection of the Reappointment of Accounting Auditor If the Accounting Auditor is determined to fall under any of the events prescribed in each item of Article 340, Paragraph 1 of the Companies Act, or if an event which has a material adverse effect on the audit of the Company occurs, including, but not limited to, the case in which such Accounting Auditor’s auditing license is suspended, the Accounting Auditor shall be dismissed by the Audit and Supervisory Committee based on the approval of all members thereof. In addition, the Audit and Supervisory Committee, taking into consideration the audit quality, the quality control and independence of the Accounting Auditor and other factors, shall determine whether or not the Accounting Auditor will be reappointed. **************************************************************** [Note to Business Report] All monetary amounts indicated in the Business Report are rounded to the nearest unit.

89 CONSOLIDATED FINANCIAL STATEMENTS [IFRS] CONSOLIDATED STATEMENT OF PROFIT OR LOSS (April 1, 2020 to March 31, 2021) (Million JPY) Item Amount [Reference] Amount of previous period Revenue 3,197,812 3,291,188 Cost of sales (994,308) (1,089,764) Selling, general and administrative expenses (875,663) (964,737) Research and development expenses (455,833) (492,381) Amortization and impairment losses on intangible assets associated with products (421,864) (455,420) Other operating income 318,020 60,213 Other operating expenses (258,895) (248,691) Operating profit 509,269 100,408 Finance income 105,521 27,831 Finance expenses (248,631) (165,006) Share of profit (loss) of investments accounted for using the equity 76 (23,987) Profit (loss) before tax 366,235 (60,754) Income tax benefit 9,936 105,044 Net profit for the year 376,171 44,290 Attributable to: Owners of the Company 376,005 44,241 Non-controlling interests 166 49 Net profit for the year 376,171 44,290

90 [Reference] CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (April 1, 2020 to March 31, 2021) (Million JPY) Item Amount [Reference] Amount of previous period Net profit for the year 376,171 44,290 Other comprehensive income (loss) Items that will not be reclassified to profit or loss: Changes in fair value of financial assets measured at fair value through other comprehensive income 61,866 (3,512) Remeasurements of defined benefit pension plans 4,866 (6,398) 66,732 (9,910) Items that may be reclassified subsequently to profit or loss: Exchange differences on translation of foreign operations 309,304 (207,072) Cash flow hedges (45,345) (25,689) Hedging cost (9,147) (857) Share of other comprehensive loss of investments accounted for using the equity method (299) (181) 254,513 (233,799) Other comprehensive income (loss) for the year, net of tax 321,245 (243,709) Total comprehensive income (loss) for the year 697,416 (199,419) Attributable to: Owners of the Company 697,202 (199,569) Non-controlling interests 214 150 Total comprehensive income (loss) for the year 697,416 (199,419) (Note) “Consolidated Statement of Comprehensive Income” is not required by the Companies Act and is not audited, but it is displayed for the reference purpose.

91 CONSOLIDATED STATEMENT OF FINANCIAL POSITION (As of March 31, 2021) (Million JPY) Item Amount [Reference] Amount of previous period Item Amount [Reference] Amount of previous period ASSETS LIABILITIES Non-current assets Non-current liabilities Property, plant and equipment 1,453,917 1,386,370 Bonds and loans 4,613,218 4,506,487 Goodwill 4,033,917 4,012,528 Other financial liabilities 517,677 399,129 Intangible assets 3,909,106 4,171,361 Net defined benefit liabilities 158,857 156,617 Investments accounted for using the equity method 112,468 107,334 Income taxes payable 33,690 54,932 Other financial assets 235,882 262,121 Provisions 38,748 37,605 Other non-current assets 100,341 103,846 Other non-current liabilities 56,898 52,793 Deferred tax assets 353,769 308,102 Deferred tax liabilities 542,852 710,147 Total non-current assets 10,199,400 10,351,662 Total non-current liabilities 5,961,940 5,917,710 Current assets Current liabilities Inventories 753,881 759,599 Bonds and loans 22,153 586,817 Trade and other receivables 783,091 757,005 Trade and other payables 343,838 318,816 Other financial assets 36,598 15,822 Other financial liabilities 248,053 95,706 Income taxes receivable 29,623 27,916 Income taxes payable 145,203 182,738 Other current assets 122,789 114,196 Provisions 471,278 405,245 Cash and cash equivalents 966,222 637,614 Other current liabilities 542,651 499,386 Assets held for sale 20,689 157,280 Liabilities held for sale - 87,190 Total current assets 2,712,893 2,469,432 Total current liabilities 1,773,176 2,175,898 Total liabilities 7,735,116 8,093,608 EQUITY Share capital 1,668,145 1,668,123 Share premium 1,688,424 1,680,287 Treasury shares (59,552) (87,463) Retained earnings 1,509,906 1,369,972 Other components of equity 366,114 92,564 Equity attributable to owners of the company 5,173,037 4,723,483 Non-controlling interests 4,140 4,003 Total equity 5,177,177 4,727,486 TOTAL ASSETS 12,912,293 12,821,094 TOTAL LIABILITIES AND EQUITY 12,912,293 12,821,094

92 UNCONSOLIDATED BALANCE SHEET (As of March 31, 2021) (Million JPY) Item Amount [Reference] Amount of previous period Item Amount [Reference] Amount of previous period Current assets 1,198,889 543,165 Current liabilities 1,832,357 1,166,107 Cash and deposits 273,966 91,198 Accounts payable 32,575 50,412 Accounts receivable 125,748 145,056 Other payable 141,670 124,584 Securities 536,260 71,791 Accrued expenses 61,744 57,177 Merchandise and products 33,025 30,195 Short-term loans 1,278,155 208,947 Work in process 32,710 28,905 Current portion of bonds 22,104 471,896 Raw materials and supplies 24,967 17,861 Current portion of long-term loans - 109,915 Income taxes receivables 2,445 18,157 Deposit received 198,670 59,126 Short-term loans receivable from subsidiaries and affiliates 43,669 8,890 Reserve for employees’ bonuses 17,509 20,528 Other 126,099 131,138 Reserve for share-based payments 2,968 2,453 Allowance for doubtful accounts - (26) Reserve for bonuses for directors and corporate auditors 439 1,258 ) Reserve for restructuring costs 7,613 11,069 Other reserves 889 681 Non-current assets 9,657,561 9,746,139 Other 68,021 48,061 Tangible noncurrent assets 140,114 177,464 Non-current liabilities 4,589,204 4,574,197 Buildings and structures 59,335 97,145 Bonds 2,766,165 1,665,863 Machinery and equipment 17,049 21,901 Long-term loans 1,733,106 2,866,399 Vehicles 18 25 Reserve for retirement benefits 5,951 6,407 Tools and fixtures 7,626 8,223 Reserve for litigation 11,924 989 Land 32,248 35,143 Reserve for share-based payments 2,919 2,278 Lease assets 1,551 1,461 Reserve for restructuring costs 2,175 5,761 Construction in progress 22,287 13,566 Asset retirement obligations 1,863 4,311 Long-term deferred income 4,355 7,295 7 Intangible noncurrent assets 19,586 16,957 Other 60,746 14,894 Total liabilities 6,421,561 5,740,304 Investments and other assets 9,497,861 9,551,718 Shareholders' equity 4,472,861 4,481,111 Investment securities 77,268 51,042 Share Capital 1,668,145 1,668,123 Investment in subsidiaries and affiliates 9,148,148 9,273,016 Share premium 1,654,239 1,654,217 Contributions to subsidiaries and affiliates 32,921 32,932 Additional paid-in capital 1,654,239 1,654,217 Long-term deposits 9,415 5,116 Other share premium 0 0 Prepaid pension costs 43,799 37,165 Retained earnings 1,210,000 1,246,205 Deferred tax assets 179,650 143,358 Legal reserve 15,885 15,885 Other 6,660 9,090 Other retained earnings 1,194,115 1,230,320 Allowance for doubtful accounts - (1) Reserve for retirement benefits 5,000 5,000 Reserve for dividends 11,000 11,000 Reserve for research and development 2,400 2,400 Reserve for capital improvements 1,054 1,054 Reserve for promotion of exports 434 434 Reserve for reduction of noncurrent assets 35,073 26,659 General reserve 814,500 814,500 Unappropriated retained earnings 324,654 369,273 Treasury shares (59,523) (87,434) ) Valuation and translation adjustments (39,229) 66,589 Unrealized gains on available-for-sale securities 40,124 18,719 Deferred gains on derivatives under hedge accounting (79,353) 47,870 Share acquisition rights 1,257 1,300 Total net assets 4,434,889 4,549,000 TOTAL ASSETS 10,856,450 10,289,304 TOTAL LIABILITIES AND EQUITY 10,856,450 10,289,304 UNCONSOLIDATED FINANCIAL STATEMENTS

93 UNCONSOLIDATED STATEMENT OF OPERATIONS (April 1, 2020 to March 31, 2021) (Million JPY) Item Amount [Reference] Amount of previous period Revenue 602,557 616,288 Cost of sales 211,590 243,100 Gross profit 390,967 373,188 Selling, general and administrative expenses 269,896 284,035 Operating income 121,071 89,153 Non-operating income 82,600 101,764 Interest and dividend income 19,835 81,570 Other 62,765 20,194 Non-operating expenses 153,661 118,665 Interest expenses 80,432 90,123 Other 73,229 28,542 Ordinary income 50,010 72,252 Extraordinary income 281,068 40,622 Gain on sales of investment securities - 24,921 Gain on divestment of business 232,516 - Gain on sales of noncurrent assets 48,552 15,701 Extraordinary loss 95,548 66,756 Restructuring costs 26,366 50,029 Loss on liquidation of subsidiaries and affiliates - 16,727 Loss on restructuring of subsidiaries and affiliates 69,182 - Income before income taxes 235,530 46,118 Income taxes – current (904) (2,335) Income taxes – deferred (11,079) (82,173) Net income 247,513 130,626

94 [English Translation of the Accounting Auditors' Report Originally Issued in the Japanese Language] [Certified Copy of the Accounting Auditors’ Report related to the Consolidated Financial Statements] Independent Auditor’s Report May 10, 2021 The Board of Directors Takeda Pharmaceutical Company Limited KPMG AZSA LLC Tokyo Office Masahiro Mekada (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant Kotetsu Nonaka (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant Hiroaki Namba (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant Opinion We have audited the consolidated financial statements, comprising the consolidated statement of profit or loss, the consolidated statement of financial position, the consolidated statement of changes in equity and the related notes on the consolidated financial statements of Takeda Pharmaceutical Company Limited (“the Company”) as of March 31, 2021 and for the year from April 1, 2020 to March 31, 2021 in accordance with Article 444-4 of the Companies Act. In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the latter part of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required by International Financial Reporting Standards, present fairly, in all material respects, the financial position and the results of operations of the Company and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared. Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the "Auditor’s Responsibilities in Auditing the Consolidated Financial Statements" section of our report. We are independent from the Company and its consolidated subsidiaries and have fulfilled other ethical responsibilities as an auditor in accordance with Japan's professional ethics regulations. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

95 Responsibilities of the Management and Audit and Supervisory Committee for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the latter part of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required by International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error. In preparing the consolidated financial statements, the management shall (i) evaluate whether or not it is appropriate to prepare the consolidated financial statements based on the premise of a going concern, unless the management intends to liquidate or suspend the business or there is no other practical alternative but to do so, and (ii) disclose matters relating to a going concern if it is necessary to do so in accordance with the provisions of the latter part of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required by International Financial Reporting Standards. Audit and Supervisory Committee is responsible for monitoring the performance of duties by directors including the design and implementation of the financial reporting process. Auditor’s Responsibilities in Auditing the Consolidated Financial Statements Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor in the Auditor’s Report, obtaining reasonable assurance as to whether the consolidated financial statements as a whole are free of material misstatements, whether due to fraud or error. Misstatements may occur due to fraud or error, and if it is reasonably expected to affect the decision-making of users of the consolidated financial statements when individually or in the aggregate, it is judged to be material. In accordance with auditing standards generally accepted in Japan, we make judgment as a professional expert throughout the course of audit, maintain professional skepticism, and perform the following:  We identify and assess the risks of material misstatements, whether due to fraud or error. Also, we design and implement audit procedures that address the risks of material misstatements. The selection and application of audit procedures is at our discretion. In addition, we obtain sufficient and appropriate audit evidence to form the basis of the opinion.  In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of auditing the consolidated financial statements is not for the purpose of expressing an opinion on the effectiveness of the Company and its consolidated subsidiaries’ internal control.  We evaluate the appropriateness of the accounting policies adopted by management and the method of application thereof, as well as the reasonableness of accounting estimates made by management and the adequacy of related notes.  We conclude whether it is appropriate for management to prepare consolidated financial statements on the premise of a going concern, and whether there is significant uncertainty regarding events or circumstances that may cause significant doubts on the premise of a going concern based on the audit evidence obtained. We are required to draw attention to the notes on the consolidated financial statements in the Auditor’s Report if significant uncertainties regarding the premise of a going concern are observed, or to express a qualified opinion with a description of qualification if the notes on the consolidated financial statements regarding significant uncertainties are not appropriate. Though our conclusions are based on audit evidence obtained up to the date of the Auditor’s Report, future events and circumstances may prevent the the Company and its consolidated subsidiaries from continuing as a going concern.  We evaluate whether the presentation and notes of the consolidated financial statements comply with the provisions of the latter part of Article 120-1 of the Ordinance of Companies Accounting that

96 prescribes some omissions of disclosure items required by International Financial Reporting Standards. In addition, we evaluate whether the presentation, composition and contents of the consolidated financial statements, including related notes, properly present the underlying transactions and accounting events.  We obtain sufficient and appropriate audit evidence regarding the financial information of the Company and its consolidated subsidiaries to express our opinion on the consolidated financial statements. We are responsible for directing, supervising and implementing the audit of the consolidated financial statements. We are solely responsible for our opinion. We report to the Audit and Supervisory Committee on the planned scope and timing of the audit, significant findings regarding the audit including significant deficiencies in internal controls identified during the audit process, and any other matters required by relevant audit standards. We report to the Audit and Supervisory Committee on our compliance with Japan's professional ethics regulations regarding independence, as well as matters that could reasonably be considered to affect our independence, and any safeguards having been taken to remove or reduce obstructive factors. Interest required to be disclosed by the Certified Public Accountants Act of Japan Our firm and its designated engagement partners have no interest in the Company and its consolidated subsidiaries which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan. Notes to the Reader of Independent Auditor’s Report: The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act. End of Document

97 [English Translation of the Accounting Auditors' Report Originally Issued in the Japanese Language] [Certified Copy of the Accounting Auditors’ Report] Independent Auditor’s Report May 10, 2021 The Board of Directors Takeda Pharmaceutical Company Limited KPMG AZSA LLC Tokyo Office Masahiro Mekada (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant Kotetsu Nonaka (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant Hiroaki Namba (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant Opinion We have audited the financial statements, comprising the unconsolidated balance sheet, the unconsolidated statement of operations, the unconsolidated statement of changes in net assets and the related notes to the unconsolidated financial statements, as well as the supplementary schedules of Takeda Pharmaceutical Company Limited (“the Company”) as of March 31, 2021 and for the 144th fiscal year from April 1, 2020 to March 31, 2021 (“the Financial Statements and Others”) in accordance with Article 436-2-1 of the Companies Act. In our opinion, the Financial Statements and Others referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the Financial Statements and Others were prepared, in accordance with accounting principles generally accepted in Japan. Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the "Auditor’s Responsibilities in Auditing the Financial Statements and Others" section of our report. We are independent from the Company and have fulfilled other ethical responsibilities as an auditor in accordance with Japan's professional ethics regulations. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

98 Responsibilities of the Management and Audit and Supervisory Committee for the Financial Statements and Others Management is responsible for the preparation and fair presentation of the Financial Statements and Others in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of the Financial Statements and Others that are free from material misstatements, whether due to fraud or error. In preparing the Financial Statements and Others, the management shall (i) evaluate whether or not it is appropriate to prepare the Financial Statements and Others based on the premise of a going concern, and (ii) disclose matters relating to a going concern if it is necessary to do so in accordance with accounting principles generally accepted in Japan. Audit and Supervisory Committee is responsible for monitoring the performance of duties by directors including the design and implementation of the financial reporting process. Auditor’s Responsibilities in Auditing the Financial Statements and Others Our responsibilities are to express an opinion on the Financial Statements and Others based on our audit as independent auditor in the Auditor’s Report, obtaining reasonable assurance as to whether the Financial Statements and Others as a whole are free of material misstatements, whether due to fraud or error. Misstatements may occur due to fraud or error, and if it is reasonably expected to affect the decision-making of users of the Financial Statements and Others when individually or in the aggregate, it is judged to be material. In accordance with auditing standards generally accepted in Japan, we make judgment as a professional expert throughout the course of audit, maintain professional skepticism, and perform the following:  We identify and assess the risks of material misstatements, whether due to fraud or error. Also, we design and implement audit procedures that address the risks of material misstatements. The selection and application of audit procedures is at our discretion. In addition, we obtain sufficient and appropriate audit evidence to form the basis of the opinion.  In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of auditing the Financial Statements and Others is not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.  We evaluate the appropriateness of the accounting policies adopted by management and the method of application thereof, as well as the reasonableness of accounting estimates made by management and the adequacy of related notes.  We conclude whether it is appropriate for management to prepare Financial Statements and Others on the premise of a going concern, and whether there is significant uncertainty regarding events or circumstances that may cause significant doubts on the premise of a going concern based on the audit evidence obtained. We are required to draw attention to the notes on the Financial Statements and Others in the Auditor’s Report if significant uncertainties regarding the premise of a going concern are observed, or to express a qualified opinion with a description of qualification if the notes on the Financial Statements and Others regarding significant uncertainties are not appropriate. Though our conclusions are based on audit evidence obtained up to the date of the Auditor’s Report, future events and circumstances may prevent the Company from continuing as a going concern.  We evaluate whether the presentation and notes of the Financial Statements and Others comply with accounting standards generally accepted in Japan. In addition, we evaluate whether the presentation, composition and contents of the Financial Statements and Others properly present the underlying transactions and accounting events. We report to the Audit and Supervisory Committee on the planned scope and timing of the audit, significant findings regarding the audit including significant deficiencies in internal controls identified during the audit process, and any other matters required by relevant audit standards. We report to the Audit and Supervisory Committee on our compliance with Japan's professional ethics

99 regulations regarding independence, as well as matters that could reasonably be considered to affect our independence, and any safeguards having been taken to remove or reduce obstructive factors. Interest required to be disclosed by the Certified Public Accountants Act of Japan Our firm and its designated engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan. Notes to the Reader of Independent Auditor’s Report: The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act. End of Document

100 [English Translation of the Report of the Audit and Supervisory Committee Originally Issued in the Japanese Language] [Certified Copy of the Audit Report of the Audit and Supervisory Committee] Audit Report The Audit and Supervisory Committee has audited the performance of duties of the Directors of the Company during the 144th fiscal year from April 1, 2020 to March 31, 2021. The Committee hereby reports the methods and results as follows: 1. Auditing Methods and Details Thereof (1) The Audit and Supervisory Committee received reports regularly from Directors, employees, etc. on the resolutions of the Board of Directors concerning the matters listed in Article 399- 13, Paragraph 1, Items (i)(b) and (i)(c) of the Companies Act as well as the status of establishment and implementation of such system that has been put in place based on said resolutions (internal control system), requested explanation as necessary and expressed its opinion. The Committee also received reports from Directors, etc. and KPMG AZSA LLC on the status of the evaluation and audit of internal controls related to financial reporting and requested explanation as necessary. (2) The Audit and Supervisory Committee performed its duties based on the Rules of the Audit and Supervisory Committee established by the Audit and Supervisory Committee. In accordance with the audit policy, audit plan and duties assigned to each Audit and Supervisory Committee Member, etc., the Committee, in coordination with the internal auditing department, internal control promoting department and other departments concerned, endeavored to gather information and create an improved environment for auditing, attended important meetings, received reports from Directors, employees and other related persons on the status of their performance of duties, and, requested explanations as necessary, inspected the important materials used for the deliberation and reporting, and examined the status of operations and properties. As for the subsidiaries of the Company, the Committee received reports on the businesses of the subsidiaries by having communication with the directors and corporate auditors of the subsidiaries and sharing information among them as necessary. (3) The Audit and Supervisory Committee monitored and examined whether the Accounting Auditors maintained their independence and conducted their audits in an appropriate manner, received reports from the Accounting Auditors on the performance of their duties and, when necessary, requested their explanations. The Audit and Supervisory Committee received a notification from the Accounting Auditors that they have taken steps to improve the “system for ensuring appropriate execution of the duties of the accounting auditors” (as set forth in Items of Article 131 of the Corporate Accounting Rules) in accordance with the “Quality Control Standard for Auditing” (adopted by the Business Accounting Council on October 28, 2005) and other standards, and requested explanations as necessary. Based on the method described above, the Audit and Supervisory Committee reviewed the Business Report and the accompanying supplementary schedule as well as the unconsolidated financial statements (the unconsolidated balance sheet, the unconsolidated statement of operations, the unconsolidated statement of changes in net assets and the notes on the unconsolidated accounts) and their supplementary schedules and the consolidated financial statements (the consolidated statement of financial position, the consolidated statement of operations, the consolidated statement of changes in equity and the notes on the consolidated financial statements, which were prepared omitting a part of items required to disclose by the International Financial Reporting Standards in accordance with the latter clause of Paragraph 1, Article 120 of the Corporate Accounting Rules) for this fiscal year. 2. Results of Audit (1) Results of Audit of the Business Report, etc. A. We confirm that the business report and the accompanying supplementary schedules present fairly the status of the Company in conformity with the applicable laws and regulations as well as the Articles of Incorporation of the Company.

101 B. With regard to the performance of the duties of the Directors, we confirm that there are no fraudulent acts or material facts that violated the applicable laws and regulations or the Articles of Incorporation of the Company in the course of the performance of the duties of the Directors. C. We confirm that the substance of the resolutions made by the Board of Directors regarding the internal control system is appropriate. We do not recognize any matters that should be pointed out in regard to the content of business report and the performance of the duties of the Directors regarding the internal control system, including the internal control system related to financial reporting. (2) Results of Audit of the Unconsolidated Financial Statements and the Accompanying Supplementary Schedules We confirm that the methods and the results of the audit conducted by the Accounting Auditors, KPMG AZSA LLC are appropriate. (3) Results of Audit of the Consolidated Financial Statements We confirm that the methods and the results of the audit conducted by the Accounting Auditors, KPMG AZSA LLC are appropriate. May 10, 2021 The Audit and Supervisory Committee of Takeda Pharmaceutical Company Limited Audit and Supervisory Committee Member: Koji Hatsukawa Audit and Supervisory Committee Member: Yasuhiko Yamanaka Audit and Supervisory Committee Member: Emiko Higashi Audit and Supervisory Committee Member: Michel Orsinger Note : Audit and Supervisory Committee Members Koji Hatsukawa, Emiko Higashi and Michel Orsinger are External Directors as provided in Article 2, Item15 and Article 331, Paragraph 6 of the Companies Act of Japan. END